Exhibit 99.1

Envigado, November 13, 2025 DISCLOSURE OF THE QUARTERLY PERIODIC REPORT ("OTHER EVENTS") Almacenes Éxito S . A . (the "Company") informs its shareholders and the market that, in accordance with the provisions of Article 5 . 2 . 4 . 2 . 3 of Decree 151 of 2021 , and in External Circulars 031 of 2021 and 012 of 2022 , of the Financial Superintendence of Colombia ("SFC"), the Company is filing its periodic report for the third quarter of 2025 . The report is attached below .

Quarterly Periodic Report 2025 Third Quarter

grupo éxito Nutrimos de oportunidades a Colombia

INDEX

1 GENERAL INFORMATION ... 4

1.1 Issuer's basic identification data ... 4

1.2 Issuance of outstanding securities ... 4

2 FINANCIAL INFORMATION ... 4

2.1 Financial Statements ... 4

2.2 Financial Analysis ... 4

2.3. Material changes in the financial statements ... 8

3 OPERATIONAL PERFORMANCE ... 8

3.1 Main operations ... 8

4 RISKS AND RISK MANAGEMENT ... 15

4.1 Market Risk updates ... 15

4.2 Update of other risks ... 16

5 SOCIAL, ENVIRONMENTAL AND CLIMATE ISSUES ... 18

5.1 Monitoring of social and environmental issues, including climate issues ... 18

5.2 Material changes ... 21

6 CORPORATE GOVERNANCE ... 22

6.1 Material changes in the Corporate Governance structure ... 22

7 ANNEX ... 23

7.1 Glossary ... 23

7.2 Financial Statements ... 26

1 GENERAL INFORMATION 1. Issuer's basic identification data  Corporate name: Almacenes Éxito S.A.  Place of business: Carrera 48 No. 32 B Sur 139, Envigado, Antioquia. 1.2 Issuance of outstanding securities As of September 30 , 2025 , the Company is a securities issuer with a presence in the Colombian market, where common shares are traded . In the United States market, however, the issuing company is undergoing a deregistration process, and its securities are not being traded in that market . As of September 30 , 2025 , the number of subscribed shares was 1 , 344 , 720 , 453 , of which 1 , 297 , 864 , 359 were outstanding and 46 , 856 , 094 had been repurchased . 2 FINANCIAL INFORMATION 1. Financial Statements The Company's Financial Statements were transmitted to the Financial Superintendence of Colombia and published through the relevant information mechanism of this entity and are attached to the Report . They can also be consulted on the Company's corporate website . 2. Financial Analysis • Consolidated net revenues grew + 3 . 9 % excluding FX ( - 0 . 3 % in COP), reaching COP $ 5 . 2 billion during 3 Q 25 . 78 . 3 % of consolidated net revenues came from Colombia, highlighting the performance of the non - food category (+ 9 . 1 % vs 3 Q 24 ) . Operations in Uruguay and Argentina contributed with the remaining 21 . 7% . For 9 M 25 , consolidated net revenues totaled COP $ 15 . 8 billion, with a growth of + 4 . 4 % excluding FX (+ 1 . 6 % in COP), compared to the same period of the previous year . Consolidated retail sales reached COP $ 5 . 0 billion in 3 Q 25 , reflecting a growth of + 3 . 9 % excluding FX ( - 0 . 2 % in COP) . In the year to date, consolidated net sales totaled COP $ 15 . 1 billion . During the third quarter of 2025 , same - store sales (SSS) grew + 5 . 4% , excluding FX . The overall sales performance is attributable to : (i) the result of the successful commercial strategies implemented in Colombia, which allowed sales growth of + 4 . 3 % for the third quarter of 2025 , (ii) a consistent growth in sales in Uruguay of + 4 . 3 % during 3 Q 25 , excluding FX, (iii) the contribution of the expansion with 19 stores LTM 1 (Col 18 and Uru 1 ) and (iv) the dificult sales performance in Argentina impacted by lower consumption, currency devaluation and the optimization of the store portfolio . Other consolidated revenues increased by + 4 . 1 % in 3 Q 25 , excluding FX ( - 0 . 8 % in COP), driven by the contribution of the real estate business in Colombia and Argentina . Colombia : During the third quarter of 2025 , the economic environment in Colombia continued to be challenging, although with signs of stabilization . By September 2025 , year - on - year inflation stood at 5 . 2% , while food inflation was 6 . 1% , compared to 2 . 3 % in the same period of the previous year . On the other hand, internal food inflation was 0 . 89 p . p . lower than national food inflation . Despite the challenges, consumer confidence recovered, with households prioritizing essential spending . The confidence index reached its highest level in two years, with a record of 1 . 6 p . p . in September 2025 ( - 16 p . p . in the same period of 2024 ) . In response to inflation, the central bank kept the interest rate at 9 . 25 % for 3 Q 25 , with a moderate monetary stance . During the third quarter of 2025 , the operation in Colombia contributed 78 . 3 % to the group's consolidated revenues, posting a growth of + 4 . 4 % and reaching COP $ 4 . 1 billion, confirming the positive trend recorded during 2025 . During the first nine months of the year, net income totaled COP $ 12 . 1 billion with a growth of + 4 . 6% , compared to the same period of the previous year . Net sales totaled COP $ 3 . 9 billion (+ 4 . 3% ) and SSS (+ 5 . 5% ), mainly explained by the recovery of the non - food category (+ 9 . 1% ), driven by double - digit growth in electro - digital (+ 13 . 1% ) . On the other hand, food sales grew + 2 . 5% , with the fresh category standing out with a growth of + 5 . 4% . In addition, omnichannel sales continue to strengthen with a share of 14 . 6% (+ 30 bps vs 3 Q 24 ), in addition to the contribution of 18 stores opened, converted and refurbished in the last 12 months . Net sales for Colombia during the first nine months of 2025 grew by + 4 . 7 % reaching COP $ 11 . 4 billion and SSS grew + 6 . 1% . Éxito brand stores accounted for 70 % of sales in Colombia, followed by Carulla stores that accounted for 19 % and the low - cost & others 1 which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third - party sellers, the sale of property development projects (inventory) and other, accounted for 11 % of sales in 3 Q 25 . Omni - channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogs and virtual B 2 B and Midescuento), grew + 7 . 4 % vs 3 Q 24 , reaching COP $ 576 billion, for 9 M 25 omnichannel sales reached COP $ 1 . 6 B, growing 6% . In the third quarter, omnichannel sales share reached 14 . 6% (vs 14 . 3 % in 3 Q 24 in comparable terms excluding ISOC channel), driven by the growth of the non - food category of + 12 . 1% ( 16 . 8 % share of non - food sales) and added to the performance of the food category that grew + 5 . 2% ( 13 . 8 % share of food sales) .

The main KPIs during 3 Q 25 compared to the same period last year in comparable terms excluding the ISOC channel from the base, were as follows : o Orders: reached 6.8 million (+14.8%) during 3Q25. o E - commerce sales: reached COP $ 224.7 B during 3Q25 (+11.8%). o MiSurtii sales: reached COP $18.7 B and 23,000 orders. o Apps: Sales totaled COP $53.1 B (+15.1%) and reached 173,614 orders during 3Q25. o Rappi's deliveries grew 18.6% during 3Q25. o Marketplace revenues: reached COP $47 B during 3Q25 and added more than 1,427 sellers. o Turbo: orders grew 26.6% during 3Q25 through Rappi (a leading last - mile delivery platform in Latin America). • Other revenues increased 6 . 0 % during 3 Q 25 , explained by the contribution of complementary businesses, mainly due to recurring revenues from the Real Estate business (+ 11 % vs 3 Q 24 ) and the contributions from the mobile and travel businesses . Uruguay : Uruguay contributed with 19 . 3 % of consolidated net sales during 3 Q 25 . Inflation for the last 12 months to September was 4 . 25% (compared to 5 . 32 % in September 2024 ) and the food component registered 4 . 65 % over the last 12 months . Net sales and SSS grew + 4 . 3 % and + 5 . 5 % respectively excluding FX, driven by the contribution of the 32 Fresh Market stores (+ 6 . 1 % growth vs 3 Q 24 ) in a stable political and economic environment . During the first nine months of 2025 , net sales reached COP $ 3 . 0 B with a growth of 4 . 6 % and SSS 5 . 4 % excluding FX when compared to the same period of the previous year . The operation in Uruguay maintained a stable market share at 42 . 2% ( - 0 . 3 % vs 9 M 24 ) in terms of SSS as of September, according to Scanntech, driven by : (i) the strong sales performance of all brands and (ii) the contribution of the 32 Fresh Market stores . Argentina : The operation in Argentina contributed with 3 . 1 % of consolidated net sales and results in Colombian pesos included a - 53 . 9 % exchange effect on net revenues during 3 Q 25 . Net revenues in Argentina for 3 Q 25 reached to COP $ 163 . 2 B ( - 5 . 5 % excluding FX) and 9 M 25 COP $ 730 . 2 B (+ 1 . 4 % excluding FX) . Net sales were COP $ 152 . 2 B ( - 6 . 7 % excluding FX and + 3 . 6 % in SSS) during 3 Q 25 . Inflation in the last 12 months to September was 31 . 8 % according to INDEC, which compares to a 209 % reported during the same period of the previous year . Net sales were affected by lagging consumption and store closures . During 3 Q 25 , the real estate business showed strong performance (+ 13 . 9 % growth excluding FX) thanks to improved commercial trends and healthy occupancy levels .

Operating Performance Consolidated Gross Profit increased + 7 . 4 % excluding FX (+ 2 . 0 % in COP) during 3 Q 25 , and the margin reached 25 . 1% (+ 55 bp) as a percentage of revenues . Improvement in margins in Colombia and Argentina thanks to advances in commercial strategy, cost reduction and control of shrinkage levels, which offset the slight deterioration of margins in Uruguay . • Gross profit in Colombia grew + 9 . 8 % to a margin of 22 . 2% (+ 110 bps) as a percentage of revenues during 3 Q 25 . The improvement reflects the contribution of all businesses, as well as efficiencies in logistics costs and shrinkage levels . Gross profit grew by + 7 . 8 % with a margin of 22 . 2% (+ 66 bps) as a percentage of revenues during 9 M 25 . • Gross profit in Uruguay increased + 3 . 1 % excluding FX (+ 2 . 0 % in COP) during 3 Q 25 and the margin as a percentage of revenues was 36 . 1% ( - 23 bps) with cost pressures that were partially mitigated by efforts on reducing shrinkage levels . During 9 M 25 , gross profit grew by + 6 . 1 % excluding FX to a margin of 36 . 9% (+ 57 bps vs . the same period last year) . • Gross profit in Argentina decreased by - 2 . 9 % during 3 Q 25 excluding FX, however it reached a margin of 31 . 1% (+ 83 bps) as a percentage of revenues, thanks to a strict cost control . Gross profit decreased - 0 . 5 % excluding FX during 9 M 25 , reaching a margin of 31 . 1% ( - 60 bps vs 3 Q 24 ) as a percentage of revenues . Consolidated Recurring EBITDA reached COP $ 448 billion during 3 Q 25 and COP $ 1 . 3 B in 9 M 25 , with double - digit growth of + 30 . 9 % and + 28 . 9 % respectively compared to the same periods of the previous year . Expenses efficiencies across the region explains a decrease of - 1 . 5 % excluding FX and an improvement in its margin as a percentage of net revenues (+ 109 bps) which, added to a better performance in gross profit, contributed to an improvement of + 204 bps in the recurring EBITDA margin 1 reaching 8 . 6 % as a percentage of revenues in 3 Q 25 and 8 . 0% (+ 170 bps) in 9 M 25 . Colombia : Recurring EBITDA grew by + 37 . 6 % during 3 Q 25 and the margin was 8 . 4% (+ 203 bps) . For the first nine months of the year recurring EBITDA grew 39 . 8 % with a margin of 7 . 6 % as a percentage of revenues . Expenses decreased for both the quarter and the year to date with - 2 . 7 % and - 3 . 6 % respectively, despite inflationary pressures and thanks to cost and expenses efficiency plans . Uruguay : Recurring EBITDA grew by + 14 . 9 % excluding FX (+ 13 . 6 % in COP) during 3 Q 25 compared to the same period last year, reaching a margin of 11 . 5% (+ 112 bps) as percentage of net income, reflecting consistent sales growth and efficiencies in selling, general and administrative expenses (+ 133 bps) . The cumulative figure for the year presented a recurring EBITDA growing by + 16 . 4 % with a margin of 12 . 6% ( 148 bps) . The operation in Uruguay continued as the group's most profitable business unit . Argentina : Recurring EBITDA reached a margin of – 5 . 3% ( - 350 bps) as a percentage of net revenues in 3 Q 25 and for the year - to - date recurring EBITDA reflected a margin of - 4 . 4% ( 427 bps) . Corrective measures being implemented to drive a change in trend .

Group Net Result Grupo Éxito achieved a net result of $ 143 billion Colombian pesos for the third quarter and $ 383 billion in the first nine months of the year, in contrast to negative results in the same periods of the previous year . The performance is explained by : (i) the operating result in Colombia and Uruguay, which fully compensate the low performance in Argentina ; (ii) lower non - recurring expenses from the restructuring process and closure of unprofitable stores in the base ; (iii) lower financial costs ; and (iv) contribution of complementary businesses, mainly Tuya and Puntos Colombia . In addition, it includes a non - recurring positive effect derived from the recognition of a greater stake of the Group in the Uruguay operation, allowing it to achieve a net margin of 2 . 7 % and an improvement of 340 basis points compared to the third quarter of 2024 . Earnings per Share (EPS) Diluted EPS was COP $ 110 . 1 per common share in 3 Q 25 compared to COP $ - 26 . 8 reported in the same period of the previous year . Net Financial debt :  Net debt - to - EBITDA ratio remained stable in 0.9X, reflecting operational strength and consistent cash flow generation.  Efficiencies in financial expenses due to renegotiation and reduction of interest rates added to the decrease in the reference rate. 2.3. Material changes in the financial statements Please refer to 2 . 1 and 2 . 2 . items of this report . 3 OPERATIONAL PERFORMANCE 1. Main operations  A description of the main operating activity, including production, sales, and market developments. General Corporate Information Almacenes Éxito S . A . is a stock corporation ( sociedad anónima ) domiciled in Envigado, Colombia and operates under Colombian laws and regulations . Éxito was incorporated under the laws of Colombia on March 24 , 1950 . The life span of Éxito continues until December 31 , 2150 . Éxito’s principal place of business is at Carrera 48 No . 32 B Sur – 139 , Envigado, Colombia . The telephone number at this address is +(57) 604 9696 . Our corporate website address https : // www . grupoexito . com . co/en .

Grupo Éxito is a public Company, listed on the Colombian Stock Exchange since 1994 . Our controlling shareholder is Cama Commercial Group Corp . (hereinafter, for the purposes of this Report, the “Calleja Group”, a Salvadorian food retailer) . As of the date of this Report, the majority shareholder held 86 . 84 % of the outstanding capital stock through direct ownership of 1 , 127 , 117 , 641 common shares of Almacenes Éxito S . A . , This direct ownership of common shares is the result of the decision to cancel the portion of the capital it controlled through JPMorgan (Depositary in the United States market), composed of 106 , 158 , 488 ADRs acquired in the tender offer process carried out in the United States and which represented 65 . 44 % of the Company's capital stock . Overview With nearly 120 years of experience in retailing, Grupo Éxito is the leading food retail platform in Colombia and Uruguay, and has a significant presence in northeastern Argentina . Grupo Éxito operates under an omnichannel strategy that facilitates the customer shopping experience in such a way that they can find what they want, when they want, at the time they want and in the channel they prefer, either in physical stores, or in digital or e - commerce platforms, where they can purchase consumer products, fresh, prepared foods, textiles, home, entertainment, digital electronics, technology, toys, among others . The diversification of its revenues through traffic and asset monetization strategies has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as shopping malls in Colombia and Argentina, and financial services such as credit cards, virtual wallets and payment networks . The company also has other businesses in Colombia, such as travel, insurance, cell phones and money transfers . Always seeking to adapt to new consumer trends and increase its competitive advantages, in 2024 Grupo Éxito announced three major initiatives for the development of its Colombian operation : brand unification, assortment expansion and savings levers . 1. Unification of brands: In the first half of 2024 , it began the project to unify its retail brands in Colombia under Éxito and Carulla, two leading and emblematic brands that are in the hearts, minds and preference of Colombians . These are the brands with the greatest capillarity, broad assortment and that offer a differential customer experience . Through them, the company will strengthen its product proposal with “Unbeatable Price”, the high and low strategy (deep offering) and assortment expansion . This will be a gradual process that will take place over the medium term . During 2024 , it is planned to convert around 30 Surtimax, Super Inter and Surtimayorista stores to the Éxito and Carulla brands, which will operate in the same stores and with the stores' own personnel . In this way, the location, proximity and knowledge of customers will be preserved . This project will be massified over a period of 2 to 3 years .

grupo éxito Nutrimos de oportunidades a Colombia

2. Assortment expansion:

With the assortment expansion our goal is that the customer can find a greater supply of products in our stores and thus make their complete market in our stores. We have strengthened the commercial plan for the Pantry Mission, a fortnightly weekend activation that seeks to enable the customer to stock the entire market, large sizes to stock his pantry and store, and for the Replenishment Mission, a non-fortnightly weekend activation that seeks to enable the customer to adjust his market with low-disbursement and smaller-sized products.

3. Savings levers:

Savings levers correspond to a conviction: Grupo Éxito firmly believes that as a company it has the responsibility to contribute to the welfare and dignity of Colombian families, and it does so by expanding the assortment and the best quality-price ratio and does so through:

- **Products at "Unbeatable Price":** it is an alternative of savings and relief for the pockets of Colombians. A savings strategy that was born more than 10 years ago and over time has been evolving and today is permanently present in all Exito Group stores in Colombia and in e-commerce channels. This year it has been strengthened and now has a portfolio of more than 1,000 own-brand and national brand products, many of them from the basic family shopping basket.

- This strategy is permanently developed in four of Grupo Éxito's brands nationwide, Éxito, Carulla, Super Inter and Surtimax, and in the e-commerce channels. More than 80 suppliers **of Grupo Éxito have joined this strategy to offer, in addition to their own brands, the country's leading brand products**.

- For the first time, products from key categories are linked to the strategy, in addition to food, entertainment, home and bazaar and textile, maintaining the premise of the lowest prices in the market in relation to quality-price ratio.

- **Themed days:** Discounts every week with the "Martes del campo" (30% discount on all fruits, vegetables and flowers), "Miércoles de carnes frescas" (20% discount on selected cuts of beef and pork and on all chicken and fish), "Viernes de celebración" (25% discount on wines, sparkling wines and champagnes) and "Sábado de parrilla" (20% discount on all imported, craft and non-alcoholic beers and 15% discount on beef, pork, chicken and fresh fish).

- **"Megaofertas":** Discounts on family basket products every weekend of the fortnight.

- **Savings basket:** Discounts on products for market adjustment on non-fortnightly weekends.

o Likewise, the traditional promotions of the brands are transversal, the most important retail promotions in Colombia, such as Exito Anniversary, Carulla Anniversary, or Megaprima, which in its most recent version in July was carried out in all retail brands . The Company has a garment industry in which it designs and manufactures garments under its own brands such as Arkitect, Bronzini, Custer, Bluss, and People, which have a high market penetration . The textile industry is the result of a DNA anchored in the history of Grupo Éxito, since this brand was born in 1949 as a warehouse for the sale of fabrics and textiles, where the first own brand of the category was created . It also operates an industrial food plant where private label food products are processed and packaged, including meat, baked goods, prepared foods and bottled water, among others . In Uruguay, Disco supermarkets and Devoto supermarkets and convenience stores serve the premium segment, and Géant hypermarkets serve the mid - market segment . In Argentina, Libertad hypermarkets, Libertad minimarkets and Mayorista supermarkets serve the mid - market segment . Operating Segments We disclose information by operating segments, which are defined as components of an entity whose operating results are regularly reviewed by the chief operating decision maker for decision - making purposes about resources to be allocated . Our chief operating decision maker is, collectively, our Board of Directors . Our three operating segments that we report are : Colombia o Éxito: revenues from retailing activities, with stores under the banner Éxito. o Carulla: revenues from retailing activities, with stores under the banner Carulla. o Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format. Argentina Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Libertad Fan We also have “ Mini Mayorista Libertad ” stores, a nearby proposal for customers looking for the best price per volume on basic products, and the “F resh Market Libertad ”, a new supermarket format that prioritizes the offer of top - quality fresh products and own elaboration . Uruguay Revenues and services from retailing activities in Uruguay from stores under the banners Disco , Devoto and Géant .

In all the countries where we operate, we have also developed a digital strategy, which has achieved significant growth in recent years in all the countries in which we operate . Our digital omnichannel includes e - commerce, click and collect and last mile, digital catalogue, home delivery and B 2 B . In Colombia, we also offer our clients last mile and home deliveries in all our formats including our partnership with Rappi, the leading delivery app in Colombia in terms of sales, according to Green Information Group . Together with Rappi, we offer Turbo - Fresh, a last - mile delivery service, through dark stores, with an average delivery time of 10 minutes . Our WhatsApp selling service enables penetration in lower - income segments in Colombia and our click & collect is a differentiated service versus other traditional retailers and e - commerce players . Other Businesses and Services In addition to our retail operations, we offer complementary services in alliance with local partners, as part of our strategy to monetize traffic and real estate assets . Puntos Colombia Puntos Colombia is 50 / 50 joint venture between us and Bancolombia . Puntos Colombia operates a loyalty program pursuant to which its users earn points when purchasing from us and our partners including Starbucks, Celio, Pilates and Cine Colombia, among others . These points are redeemable for products or services available at the Puntos Colombia platform . Additionally point holders have other benefits including discounts . Tuya Tuya is a 50 / 50 joint venture between Éxito and Bancolombia . Tuya is a financial institution focused on issuing credit cards and granting consumer loans to low - and mid - income segments that the traditional banking system does not serve, thus promoting financial access . Insurance We have also joined with Grupo Sura to offer micro - insurance solutions to clients. Viajes Éxito Viajes Éxito, our joint travel agency with Avianca, the major airline in the region. Móvil Grupo Éxito is the first retailer in Colombia to offer mobile telephony services, MVNO (“Mobile Virtual Network Operator”) in alliance with TIGO, mobile network carrier in Colombia, our MVNO is the second largest in the country according to the most recent information disclosed by the Colombian Ministry of Information Technologies and Communications ( Ministerio de Tecnologías de la Información y Comunicaciones de Colombia ) . Money Transfers The Company offers local and international money transfer services for our customers.

Real Estate Business Units We also operate a real estate business division which aims to maximize the value of our assets and to develop new projects that take full advantage of the expertise and customer knowledge obtained through our core retail business . In December 2016 , we launched Viva Malls in Colombia, a dedicated private real estate vehicle in Colombia with FIC which owns 49% . In Argentina, our real estate business operates under the brand Paseo Libertad . Our Products In Colombia, Uruguay and Argentina the Company offers mostly ready - for - sale products that we purchase and resell to our end - user customers . Only a portion of our products are produced at our industry facility and in our stores, by our technical team for the development of perishables . In certain circumstances, we have entered into partnerships with suppliers who deliver semi - finished products that are finished at our stores . The products manufactured or handled at our industry facility and our stores include : (1) fruits and vegetables, which are cut or packaged at our stores ; (2) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores ; (3) ready - to - eat meals sold at our deli counters ; and (5) bread, cakes and sweets made at the bakeries located within our stores . Industry and Competitive Position The Colombian Retail Sector The Colombian retail sector is largely influenced by the overall level of economic activity in the country and the level of per capita available income . The Colombian food retail sector is served through a wide variety of channels including privately - owned supermarkets, limited assortment and convenience stores, government - subsidized cooperatives known as cajas de compensación , specialty stores (e . g . , butcher shops, bakeries, etc . ) and delivery operations . A large number of Colombians continue to shop through traditional channels, driven mainly by independent small grocers . Discount retailers have been gaining traction in the Colombian retail market and have experienced strong growth over the last past five years . This has been the result of efforts in new store openings and the arrival of various new sector participants . The cash and carry segment serves mainly the institutional market . Traditional consumers continue to be attracted by smaller and more accessible formats . Shopping centers have also increasingly gained importance as an alternative shopping destination for households in the country . Grupo Éxito faces strong competition in the Colombian retail sector from international and domestic retailers, including Cencosud and Olímpica and discount retailers such as D 1 (Koba LLC) and Ara (Jerónimo Martins) and independent supermarkets .

grupo éxito Nutrimos de oportunidades a Colombia

In this context, Grupo Éxito Colombia gained 0.9 percentage points of same-store market share during the first quarter of 2025. Regarding the main cities of the country, market share growth was reflected as follows:

- Bogotá: +1.2pp.
- Barranquilla: +0.6pp.
- Medellín: +1.5pp.
- Cali: +2.5pp.
- Cartagena: +0.4pp.

The Uruguayan Retail Sector

Uruguay is largely influenced by the overall performance of economic activity in the country. The Uruguayan retail sector has positively trended in recent years; sales have been boosted by e-commerce and app-based delivery services that have become increasingly popular in Uruguay, benefitting from increasing smartphone penetration. As sales through e-commerce grow, setting up an efficient infrastructure for direct delivery is becoming increasingly important. Due to the pandemic, companies have had to develop new strategies around their logistics and product delivery, and this has greatly improved delivery infrastructure.

Our main competitors in the Uruguayan retail sector include Tienda Inglesa, El Dorado and Ta-Ta.

The Argentinian Retail Sector

Amid a challenging macroeconomic context in which inflation continues to be the protagonist even though it has begun to subside, the country's economy faces important challenges that affect consumption and, therefore, retail sector. While traditional grocery retailers continue to maintain their prevalence over modern outlets, recent changes in consumer habits have favored the development of modern proximity outlets that accept credit cards and/or offer access to financing. Traditional grocery retailers, particularly small grocers, have lost ground to the expansion of modern retail channels, similarly, cash and carry remained one of the most relevant channels for Argentinean consumers.

Leading supermarkets chains are also investing in distribution centers, as rapid delivery is a key-way of improving the customer experience. Delivery platforms are developing distribution centers to deliver a small selection of basic own branded products, as well as act as a delivery intermediary for other retailers. E-commerce focused on improving online operations and special discounts and promotions as a key strategy to attract customers.

No retail chain in Argentina is present throughout the entire country, with several international brands concentrated in Buenos Aires and local or regional brands having a leadership presence in other provinces. Key competitors include Carrefour, Cencosud, Dia and Wal-Mart.

- **Evolution of major projects, investments and divestments made during the quarter.**

Investments • Consolidated CapEX during 3 Q 25 reached COP $ 52 . 8 billion, of which 62 % was allocated to expansion, innovation, omnichannel and digital transformation activities during the period, while the remaining went to maintaining and supporting operational structures, upgrading IT systems and logistics . Food Retail Expansion • In the last 12 months of the year, Grupo Éxito added 19 stores for openings, renovations, conversions and remodeling ( 18 in Colombia and 1 in Uruguay) . The Company totaled 584 retail stores, geographically diversified as follows : 481 stores in Colombia, 88 in Uruguay and 15 in Argentina, and the consolidated sales area reached 985 thousand square meters . The store count did not include the 1 , 900 allies (+ 90 last 12 months) in Colombia . • In line with the company's strategy, aiming at efficiencies to increase profitability, during the third quarter of 2025 , 2 underperforming stores were closed in Colombia, 1 in Uruguay and 5 in Argentina . 4 RISKS AND RISK MANAGEMENT 1. Market Risk updates Market risk The purpose of market risk management is to manage and control exposure changes in exchange rates . Currency risk Éxito Group's exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long - term debt liabilities, when they exist, and with Éxito Group's operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency) . Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards) whenever such instruments are efficient to mitigate volatility . When exposed to unprotected currency risk, Éxito Group's policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected . Not all financial derivatives are classified as hedging transactions ; however, Éxito Group's policy is not to carry out transactions for speculation .

At September 30, 2025 Group hedged almost 100% of their purchases and liabilities in foreign currency. During the third quarter of 2025, there were no material changes in market risks. 4.2 Update of other risks As part of the Company’s ongoing and systematic analysis of its operational and business environment and considering evolving factors in the political, economic, social, technological, environmental, and legal areas, no events were recorded between July and September 2025 that warranted the inclusion of new material risks . Likewise, previously identified risks maintained stable and controlled exposure levels, showing no significant variation compared with the previous quarter . However, the national context continued to reflect social vulnerability, macroeconomic volatility, and technological threats, which required preventive monitoring and targeted management actions on the following strategic risks : Social, Macroeconomic, and Information Security . Social Risk : The Colombian social environment continued to show signs of tension, reflected in localized situations which, although not widespread, retained the potential to affect operational and logistical stability in certain territories . Key factors identified included :  Persistence of localized public order events such as demonstrations, temporary road blockages, and protests driven by social, labor, or environmental demands .  Increase in security - related incidents, particularly in areas facing territorial control issues .  Accumulated tensions arising from social inequalities and structural barriers to employment, education, and digital connectivity, especially among young and rural populations .  Indirect effects of regional migration, exerting pressure on public services, infrastructure, and employment in host municipalities .  Circulation of polarizing narratives and digital misinformation, heightening the risk of social unrest in both urban and rural contexts .  Natural or environmental events such as floods, landslides, and prolonged droughts, increased community vulnerability, and triggered humanitarian alerts in various regions . In response, the Company adopted a preventive risk management approach, enhancing its internal anticipation and response capabilities . Key actions included :  Reviewing and adapting business continuity plans in territories under social alert, prioritizing the safety of people and assets .

 Integrating sociopolitical and environmental variables into the early - warning monitoring system.  Strengthening coordination with local authorities, security agencies, and communities to promote dialogue and trust.  Optimizing the corporate insurance portfolio by verifying coverage and policy validity.  Providing operational staff with training on safety protocols for climatic, accidental, or public order events.  Conducting evacuation and logistics contingency drills in prioritized stores and distribution centers. Macroeconomic Risk: During the quarter, the economic environment remained moderately challenging, characterized by fragile macro conditions and a gradual recovery in consumer spending . The main monitoring elements included :  Relative stability in interest rates, albeit still above historical averages.  Controlled inflation, with ongoing pressure on sensitive categories such as regulated food items and basic services.  Exchange rate volatility driven by external factors, including geopolitical tensions, requiring prudent hedging of foreign currency liabilities.  Downward adjustments to growth projections by several market analysts. In response to this context, the Company continued to reinforce key actions such as:  Disciplined budget execution, with close monitoring of operational efficiency and expenditure indicators.  Active working capital management through inventory adjustments, optimized collection cycles, and strengthened relationships with strategic suppliers.  Debt renegotiation, achieving improvements in interest rates and payment terms with financial institutions.  A consumer - focused commercial strategy, centered on value creation through: - Competitive pricing in private and national brands. - Expansion of the “ImPRECIOnantes” savings initiative. - Promotional events across all brands. - Thematic weekly campaigns for key product categories. Information Security Risk Given the continuous evolution of digital threats, the third quarter of 2025 demanded a high level of rigor in protecting digital assets and ensuring technological resilience . The main lines of action included :

 Continuous operation of the Security Operations Center (SOC), providing 24 / 7 real - time monitoring, incident detection, and early intrusion response .  Strengthening logical access controls through multi - factor authentication, network segmentation, and privilege management based on the principle of least access .  Execution of specialized technical tests — such as Ethical Hacking and controlled attack simulations — to validate the robustness of security barriers .  Cybersecurity awareness campaigns focused on safe - use practices, phishing detection, and the proper handling of sensitive information .  Ongoing monitoring of the technological landscape, assessing the impact of emerging technologies, new threats, and regulatory changes related to data protection . The Company remains firmly committed to comprehensive risk management aimed at preserving operational, financial, and reputational stability . The continuous strengthening of the Risk Management and Business Continuity Systems enhances the organization’s capacity to anticipate, respond to, and recover from potential disruptions — thereby ensuring long - term sustainability and alignment with strategic objectives . 5 SOCIAL, ENVIRONMENTAL AND CLIMATE ISSUES 1. Monitoring of social and environmental issues, including climate issues The relevant environmental and social indicators related to the third quarter of 2025 (Q3 - 2025) financial year are presented below:  In conjunction with the Fundación Éxito the company is working towards its goal of contributing to the eradication of chronic child malnutrition in Colombia and promoting the mental health of mothers and caregivers in early childhood . In the third quarter of 2025 , the company achieved : 3Q2025 Unit Indicator Approach 2,106 Number Number of children cared for in complementary offer 7,815 Number Number of children served in nutrition 9,921 Number Total number of children served 53,756 Number Number of food parcels delivered We contribute to the 32 Number Departments in which we have a presence eradication of chronic malnutrition in children under 5 years of age.

grupo éxito Nutrimos de oportunidades a Colombia

	Municipalities in which we have a presence	Number	105
We promote **the mental health of mothers and caregivers** in early childhood, **through our "Vivir PlenaMente"** ***program.***	Number of patients treated	Number	97
	Number of services provided	Number	1,479

- The company works to **cultivate opportunities for local and direct purchase** of fresh products and **weave dreams through local textile production.** In addition, the company is working to **develop products** to offer its customers **options with a better nutritional profile.**

  In the third quarter of 2025, the company achieved:

Approach	Indicator	Unit	3Q2025
We Cultivate Opportunities and **Weave Dreams**	Percentage of textile products procured locally	Percentage	95.5
	Percentage of local purchase of fruits and vegetables	Percentage	88.2
	Percentage of direct purchase of fruits and vegetables	Percentage	87.6
We develop products to offer options with **a better nutritional profile to our customers**	Number of healthy living PLUS marketed national brand	Number	5,721
	Number of healthy living PLUSs marketed own brand	Number	437
	Number of PLUS marketed for healthy life own brand (Taeq)	Number	362
	Number of PLUS Plant Protein Commercialized	Number	564
	Number of organic marketed PLUSs	Number	16

- The company works to **care for, recognize and promote its people.**

  During the third quarter of 2025, the company achieved:

grupo éxito Nutrimos de oportunidades a Colombia

Approach	Indicator	Unit	3Q2025
We promote their continuous training and the development of their skills.	Number of employees trained	Number	30,538
	Percentage of women and other genders trained	Percentage	51.7
We provide benefits that promote their integral development and that of their families.	Number of employees who received benefits	Number	29,799
We promote their physical and mental health.	Number of health promotion activities	Number	267
	Number of collaborators who attended the activities	Number	5,494

- The company works to **reduce, mitigate and compensate for the negative impacts of the operation on the environment**, as well as to contribute to the **generation of environmental awareness** in the different Stakeholders.
  In the third quarter of 2025, the company achieved:

Approach	Indicator	Unit	3Q202
We promote recycling in our operation	Tons of recycling material collected in the operation	Tons	4,426
	Percentage of cardboard collected	Percentage	81,1
	Percentage of scrap collected	Percentage	6,3
	Percentage of plastics collected	Percentage	5,2
	Percentage of hooks collected	Percentage	1,6
	Percentage of Others Collected	Percentage	5,8
We educate and mobilize towards the protection of the environment	Number of employees participated in environmental training programs	Number	598

5.2 Material changes During the third quarter of 2025 , the Company reviewed and redefined its Sustainability Strategy, in order to align it with current strategic focuses, reinforce its coherence with the corporate strategy and with the strategic pillar "Our People and Sustainability" . This exercise did not represent a change of course, but a strengthening of the actions underway, promoting the integration of the three fundamental components of the ESG approach .

6 CORPORATE GOVERNANCE 1. Material changes in the Corporate Governance structure  Other corporate governance matters: o In relation to the Company's shareholding in its subsidiaries and affiliates domiciled in Uruguay, as a result of the signing of share purchase agreements between Spice Investments Mercosur S . A . (Subsidiary) and the minority shareholders of Grupo Disco del Uruguay S . A . (Subordinate), the Company increased its indirect stake in the latter from 76 . 65 % to 92 . 31% . o In line with the delisting and deregistration process of the Company's American Depositary Shares (“ADS”) :  January 8 , 2025 was the last day of trading of the ADSs on the NYSE .  On January 21 , 2025 , the termination of the ADS program became effective .  On May 5 , 2025 , the Company reported that JPMorgan Chase Bank N . A . (“JPMorgan”) announced that it sold the shares underlying the Company's American Depositary Receipts (“ADS”) . o Regarding the discontinuation process of the Company's Brazilian Depositary Receipts Level II (“BDRs”) :  On February 14 , 2025 the Company reported on the approval granted by the Board of Directors to the discontinuation of the BDRs program, this process is subject to approvals by the B 3 and the Comissão de Valores Mobiliários of the Federative Republic of Brazil (“CVM”) .  On April 17 , 2025 the Company informed that B 3 S . A . - Brasil, Bolsa, Balcão and the CVM approved the procedures and conditions for the voluntary discontinuation of the BDRs program .  On May 23 , 2025 , the Company announced that, in accordance with the initial notice published on April 17 , 2025 , as of May 27 , 2025 , the Sale Procedure would commence with respect to those BDR holders who did not express their preference to retain the underlying Shares .  On May 29 , 2025 , the Company reported that on May 27 , 2025 , once the Sale Procedure had begun, all 30 , 833 , 744 common shares of the Company underlying the BDRs subject to said procedure had been traded .  On June 3 , 2025 , the Company reported the average price obtained from the sale of the remaining float in Brazil and the payment date to BDR holders .  On June 12 , 2025 , the Company reported that it had filed a voluntary request with the CVM to cancel its BDR Program .

 On July 16, 2025 , the Company reported that the CVM approved the cancellation of the sponsored BDR Program.  On August 4, 2025 , the Company reported that the CVM approved the cancellation of the Company's registration as a Category “A” foreign issuer. 7 ANNEX 1. Glossary • Accounting policies: these are the specific principles, bases, agreements, rules and procedures adopted by the entity in the preparation and presentation of its financial statements. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • Asset : is a resource: (a) controlled by the entity as a result of past events; and (b) from which the entity expects to obtain future economic benefits. • Cash equivalents are short - term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value . • Carbon footprint : The carbon footprint is the amount of greenhouse gases - GHG emitted to the atmosphere by direct or indirect emanation of an individual, organization, event or product (WRI, 2015 ) . • Chronic malnutrition : “Chronic malnutrition or stunting is a multi - causal condition that alters the physical and cognitive development of children in their first 5 years of life, with irreversible effects” Fundación Éxito, 2015 . • Circular Economy : Production and consumption systems that promote efficiency in the use of materials and resources, taking into account the resilience of ecosystems, the circular use of material flows through the implementation of technological innovation, alliances and collaborations between actors, and the promotion of business models that respond to the fundamentals of sustainable development (National Government, 2019 ) . (National Government, 2019 ) . • Climate Change : According to the United Nations Framework Convention on Climate Change (UNFCCC), it is understood as a change in climate attributed directly or indirectly to human activity that alters the composition of the global atmosphere and that is in addition to natural climate variability observed over comparable time periods . • Colombia results : consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . • Common stock: is an equity instrument that is subordinate to all other types of equity instruments. • Community: Individuals and groups, natural or legal, who live and work in the areas where the company has operations. • Conflict of Interest: A situation in which the interests of an employee, Shareholder, Administrator of the Company, its subsidiaries, subordinates or Related Parties, its strategic allies or external auditors, or any third party related to them, conflict with the interests of the Company, putting at risk the objectivity and independence in decision - making or in the exercise of their functions .

• Consolidated financial statements : are the financial statements of a group presented as if it were a single economic entity . • Consolidated results : Almacenes Éxito and Colombian and international subsidiaries in Uruguay and Argentina . • Direct Purchase : Purchases made from suppliers that produce at least one of the goods purchased by the Company . As far as possible, priority will be given to small farmers and micro and small enterprises . • Eco - labeling : Distinctive that informs and encourages consumers to correctly separate packaging material with clear and precise instructions that facilitate the identification of materials, their recyclability, and actions prior to their separation . • Ecodesign : Validate the integral design of packaging by analysing its regional recyclability, sustainability in terms of resource use, functionality . and technical feasibility, incorporating strategies for disposal, reuse and/or circulation of materials, in addition to eco - labeling and user experience (EMF, 2020 ) . • EPS : Earnings per share calculated on a fully diluted basis . • Extended Producer Responsibility : an environmental policy approach in which responsibility – physical and/or economic – is transferred to the producer for the treatment or disposal of post - consumer products" (MADS, 2021 ) . • Fair value : the amount for which an asset could be exchanged or a liability cancelled between duly informed interested parties, in a transaction conducted under conditions of mutual independence . • Financial instrument : is any contract that gives rise simultaneously to a financial asset in one entity and a financial liability or equity instrument in another entity . • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line) ; cash flow re - expressed in line with the financial statements . • Gender Equity : “is defined as fairness in the treatment of women and men according to their respective needs, either with equal treatment or with differentiated treatment that is considered equivalent in terms of rights, benefits, obligations and possibilities” . • GLA: Gross Leasable Area. • GMV: Gross Merchandise Value. • Greenhouse gases: GHGs are compounds that are present in the atmosphere and can increase its temperature . This is due to their capacity to absorb and transmit infrared radiation (IDEAM, 2015 ) . • Holding : Almacenes Éxito results without Colombian and international subsidiaries . • Global pact : is an initiative that promotes the commitment of the private sector, public sector and civil society to align their strategies and operations with ten universally accepted principles in four thematic areas : human rights, labor standards, environment and anti - corruption, as well as contributing to the achievement of the Sustainable Development Goals (SDGs) . • Financial Result : impacts of interest, derivatives, valuation of financial assets/liabilities, exchange rate and others related to cash, debt and other financial assets/liabilities. • Liability : is a present obligation of the company, arising from past events, at the maturity of which and in order to settle it, the company expects to dispose of resources that incorporate economic benefits.

grupo éxito Nutrimos de oportunidades a Colombia

- **Local Purchase:** Purchase of products from suppliers in the national territory.
- **Net Revenue:** Total Revenue related to Retail Sales and Other Revenue.
- **Recurring EBITDA:** Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).
- **Recycling:** Those processes by which materials or waste from containers and packaging are transformed to return their potential for reincorporation as raw material for the manufacture of new products (MADS, 2020).
- **Reduce:** Reduce packaging materials by prioritizing materials with a low recyclability index or those that do not fulfill an indispensable function as a packaging component.
- **Reuse:** Extension of the useful life of packaging that is reused without the need for a prior transformation process.
- **Recurring Operating Income (ROI):** Gross profit adjusted for SG&A and D&A.
- **Sales**: sales related to the retail business.
- **Single-use plastic:** (i) Containers for food intended for immediate consumption, on the spot or to go, which are regularly consumed in the container itself and do not require further preparation, such as cooking, boiling or heating; (ii) Plates, trays, cutlery and glasses; (iii) Mixers and straws for beverages; (iv) Lightweight plastic bags (point-of-payment and pre-cutting of fruit) (EU,2019).
- **Separate financial statements:** are the financial statements of an investor, whether it is a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the related investments are accounted for on the basis of the amounts directly invested, rather than on the basis of the results achieved and the net assets owned by the investee.
- **Scope 1:** accounts for direct GHG emissions from sources owned or controlled by the company, e.g., emissions from combustion in Climate Change Policy 2022 boilers, furnaces, vehicles, etc. (World Resources Institute and World Business Council for Sustainable Development, 2004).
- **Scope 2:** accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that I know is purchased or otherwise brought into the company's facility. Scope 2 emissions are physically produced at the facility where the electricity is generated (World Resources Institute and World Business Council for Sustainable Development, 2004).
- **Scope 3:** is an optional reporting category that allows treatment of all other indirect emissions. Scope 3 emissions result from the company's activities but are produced from sources that are not owned or controlled by the company. Examples of Scope 3 activities include extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services (World Resources Institute and World Business Council for Sustainable Development, 2004).
- **Stakeholders:** Are all those persons or group of persons who have an interest in the Company, or who could be impacted by the development of its business activity. Stakeholders are those persons who, without having a direct interest in the Company, may affect the fulfillment of its objectives. Therefore, these are groups of people who may have an impact on the Company's sustainability. Stakeholders include, among others, Shareholders, Investors, Directors, Administrators, employees, suppliers, contractors, customers, opinion leaders and the community in general.

• Sustainable Mobility : Sustainable mobility systems are those that last over time, without consuming non - renewable resources, i . e . , using natural resources, without affecting the environment and without endangering the quality of life (Restrepo, 2019 ) . • Sustainable Development Goals : The Sustainable Development Goals, SDGs, are the basic principles that mark the 2030 agenda proposing goals to end poverty, protect the planet and ensure that all people enjoy peace and prosperity . These principles establish global goals, targets and indicators that were adopted by 195 Member States of the United Nations in order to achieve a world without poverty, in which the environment is protected and where all people enjoy peace and a prosperous life . • Tree Cover : Can refer to trees in plantations as well as natural forests . • Other Income : Income related to ancillary businesses (real estate, insurance, travel, etc . ) and other income . • VMM : Same - meter sales including the effect of store conversions and excluding the calendar effect . Notes: • Numbers expressed in long scale, COP billion represent 1,000,000,000,000. • Growth and variations expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins calculated as percentage of Net Revenue. • Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 10.4% at Net Revenue and - 9.1% at recurring EBITDA in 1Q24. • Data in COP includes a - 17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q24 and - 79.8% in Argentina, respectively, calculated with the closing exchange rate. • Almacenes Éxito S.A: Grupo Éxito or the Company has the following tickers: BVC: ÉXITO / ADR: EXTO / BDR: EXCO32 7.2 Financial Statements

1 Almacenes Éxito S.A. Condensed consolidated financial statements for interim periods As of September 30, 2025, and December 31, 2024, and for the nine - month and three - month periods ended September 30, 2025, and 2024

2 Almacenes Éxito S.A. Condensed Consolidated Statement of Financial Position for Interim Periods As of September 30, 2025, and December 31, 2024 (Amounts expressed in millions of Colombian pesos) December 31, 2024 September 30, 2025 Notes Current assets 1,345,710 1,294,664 7 Cash and cash equivalents 659,699 463,193 8 Trade receivables and other receivables 33,654 26,702 9 Prepayments 37,670 33,804 10 Receivables from related parties 2,818,786 2,890,638 11 Inventories, net 4,525 407 12 Financial assets 553,916 773,797 24 Tax assets 2,645 2,645 41 Assets held for sale 5,456,605 5,485,850 Total current assets Non - current assets 10,459 9,741 8 Trade receivables and other receivables 11,210 9,374 9 Prepayments - 1,725 10 Receivables from related parties 15,141 4,476 12 Financial assets 253,085 221,054 24 Deferred tax assets 4,261,625 3,988,925 13 Property, plant and equipment, net 1,828,326 1,730,627 14 Investment property, net 1,728,352 1,772,890 15 Rights of use asset, net 400,714 362,614 16 Other intangible assets, net 3,297,086 3,190,632 17 Goodwill 291,554 317,808 18 Investments accounted for using the equity method 398 398 Other assets 12,097,950 11,610,264 Total non - current assets 17,554,555 17,096,114 Total assets Current liabilities 1,984,727 2,176,281 20 Loans, borrowings, and other financial liability 4,055 4,539 21 Employee benefits 47,327 20,816 22 Provisions 43,757 48,441 10 Payables to related parties 4,408,479 4,131,777 23 Trade payables and other payables 299,456 282,753 15 Lease liabilities 119,210 98,069 24 Tax liabilities 60,481 63,892 25 Other financial liabilities 230,068 157,247 26 Other liabilities 7,197,560 6,983,815 Total current liabilities Non - current liabilities 273,722 - 20 Loans, borrowings, and other financial liability 34,776 30,325 21 Employee benefits 14,068 13,513 22 Provisions 22,195 1,620 23 Trade payables and other payables 1,684,788 1,733,640 15 Lease liabilities 304,235 213,076 24 Deferred Tax Liabilities 7,321 4,866 24 Tax liabilities 378 334 26 Other liabilities 2,341,483 1,997,374 Total non - current liabilities 9,539,043 8,981,189 Total liabilities Equity 4,482 4,482 27 Issued share capital 1,491,467 1,518,855 27 Reserves 5,192,563 5,361,694 27 Other equity components 1,327,000 1,321,923 Equity Attributable to Non - Controlling Interests 8,015,512 8,206,954 Total equity 17,554,555 17,198,369 Total liabilities and equity The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A. Condensed Consolidated Statement of profit or loss for Interim Periods For the nine - month and three - month periods ended September 30, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) Notes January 1 to September 30 , 2024 Jule 1 to September 30 , 2024 Continuing operations 5,242,429 5,228,905 15,592,485 15,842,016 28 Revenue from contracts with customers (3,956,048) (3,916,849) (11,684,447) (11,811,404) 11 Cost of sales 1,286,381 1,312,056 3,908,038 4,030,612 Gross profit (1,136,103) (1,042,006) (3,500,688) (3,308,457) 29 Distribution, administrative and selling expenses 17,019 6,835 56,131 38,043 31 Other operating revenue (32,601) (296) (84,447) (3,269) 31 Other operating expenses 338 9,667 (609) 25,653 31 Other (loss) income, net 135,034 286,256 378,425 782,582 Operating profit 34,256 (3,978) 177,183 91,931 32 Financial income (149,019) (73,245) (489,684) (357,571) 32 Financial cost (18,200) 6,557 (66,622) 30,970 18 Share of profit (loss) in associates and joint ventures 2,071 215,590 (698) 547,912 Profit (loss) before income tax from continuing operations 5,282 (42,676) 35,275 (42,265) 24 Income tax (expense) 7,353 172,914 34,577 505,647 Profit for the year Profit (Loss) Attributable to: Owners of the Parent (34,733) 142,905 (91,331) 382,917 42,086 30,009 125,908 Non - Controlling Interests 122,730 7,353 172,914 34,577 505,647 Profit for the Period Earnings per share (*) Basic earnings per share (*): Basic Earnings (Loss) per Share from Continuing Operations Attributable to owners of the (26.76) 110.11 (70.37) 295.04 33 Parent (*) Amounts expressed in Colombian pesos. The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements. 3

4 Almacenes Éxito S.A. Condensed Consolidated Statement of Comprehensive Income for Interim Periods For the nine - month and three - month periods ended September 30, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to September 30, 2025 January 1 to September 30, 2024 Jule 1 to September 30, 2025 Jule 1 to September 30, 2024 Notes 7,353 172,914 34,577 505,647 Net profit for the period Other comprehensive income Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes 239 867 (338) 765 27 Gain (loss) from financial instruments designated at fair value through other comprehensive 239 867 (338) 765 income Total other comprehensive income that will not be reclassified to period results, net of taxes Components of other comprehensive income that may be reclassified to profit and loss, net (153,415) (253,686) (8,139) (458,602) 27 of taxes Gain (loss) from translation exchange differences (1) 23,458 7,701 (10,492) 5,797 27 Gain (Loss) on Exchange Differences from Conversion of the Put Option (2) (1,645) 1,295 1,038 2,779 27 Gain (loss) from cash flow hedge (131,602) (244,690) (17,593) (450,026) Total other comprehensive income that may be reclassified to profit or loss, net of taxes (131,363) (243,823) (17,931) (449,261) Total other comprehensive income (124,010) (70,909) 16,646 56,386 Total comprehensive income Total Comprehensive Income Attributable to: (157,848) (94,815) (110,544) (61,790) Owners of the Parent 33,838 23,906 127,190 118,176 Non - Controlling Interests (1) It refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency. (2) This corresponds to the exchange differences arising from the conversion to the reporting currency of the Put Option on the subsidiary Grupo Disco Uruguay S.A. The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.
Condensed Consolidated Statement of Changes in Equity for Interim Periods
As of September 30, 2025 and 2024
(Amounts expressed in millions of Colombian pesos)

	Attributable to the shareholders of the parent															
	Issued Capital Note 27	Share Premium Note 27	Treasury Shares Note 27	Legal reserve Note 27	Occasional reserve Note 27	Reserves for acquisition of treasury shares Note 27	Reserve for future dividend distribution Note 27	Other reserves Note 27	Total reserves Note 27	Other comprehensive income Note 27	Retained earnings Note 27	Hyperinflation and other components of equity	Total	Non-controlling interest	Total equity
Balance as of December 31, 2023	**4,482**	**4,843,466**	**(319,490)**	7,857	509,918	418,442	155,412	339,496	**1,431,125**	**(2,304,046)**	**534,333**	**1,910,807**	**6,100,677**	**1,321,132**	**7,421,809**
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(118,451)	(183,980)
Net Result	-	-	-	-	-	-	-	-	-	-	(91,331)	-	(91,331)	125,908	34,577
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(8,721)	-	-	(8,721)	1,282	(7,439)
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,108)	(82,108)	(70,457)	(152,565)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	564,827	564,827	-	564,827
Changes in the fair value of the *put* option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(10,492)	-	57,614	47,122	71,236	118,358
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(11)	-	(116)	-	(116)
Balance as of September 30, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**586,096**	**418,442**	**155,412**	**323,682**	**1,491,489**	**(2,323,259)**	**316,993**	**2,451,140**	**6,464,821**	**1,330,650**	**7,795,471**
Balance as of December 31, 2024	**4,482**	**4,843,466**	**(319,490)**	7,857	586,096	418,442	155,412	323,660	**1,491,467**	**(2,307,004)**	**464,211**	**2,511,380**	**6,688,512**	**1,327,000**	**8,015,512**
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)	(121,451)	(148,849)
Net Result	-	-	-	-	-	-	-	-	-	-	382,917	-	382,917	122,730	505,647
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(450,504)	-	-	(450,504)	(4,554)	(455,058)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(168,174)	(168,174)	(154,148)	(322,322)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	168,432	168,432	-	168,432
Changes in the fair value of the *put* option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	5,797	-	194,693	200,490	150,286	350,776
Other movements	-	-	-	-	-	-	-	-	-	-	787	-	787	-	787
Balance as of September 30, 2025	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**613,484**	**418,442**	**155,412**	**323,660**	**1,518,855**	**(2,751,711)**	**793,129**	**2,706,331**	**6,795,062**	**1,319,863**	**8,114,925**

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

5

6 Almacenes Éxito S.A. Condensed Consolidated Statement of Cash Flows for Interim Periods For the periods ended September 30, 2025 and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to September 30, 2024 January 1 to September 30, 2025 Notes Operating activities 34,577 505,647 Profit for the year 70,265 51,657 24 Adjustments to reconcile profit for the year Current income tax (105,540) (9,392) 24 Deferred tax 290,063 232,092 32 Interest, loans and lease expenses 33,273 (31,421) Losses (gain) due to difference in unrealized exchange (1) (15,621) 10,870 32 (Gain) loss from changes in fair value of derivative financial instruments 11,515 795 8.1 Expected credit loss, net 11,093 (8,744) 11.1 (Gain) Impairment of property, plant and equipment and investment property, net (590) (9,461) 13; 14; 15 Reversal of impairment of property, plant and equipment, investment properties, and right - of - use assets 1,682 1,682 21 Employee benefit provisions 67,463 7,806 22 Provisions and reversals 478,516 470,501 13; 14; 15 Depreciation of property, plant and equipment, right of use asset and investment property 24,094 22,740 16 Amortization of other intangible assets 66,622 (30,970) Result from the Application of the Equity Method 4,437 (16,357) (Gains) losses on disposals and retirements of non - current assets (984) 86,340 Other Non - Cash Adjustments 970,865 1,283,785 Cash generated from operating activities before changes in working capital 145,309 188,236 Decrease in trade receivables and other receivables (1,013) 5,531 Decrease (increase) in prepayments 21,302 1,722 Decrease in receivables from related parties (463,559) (165,822) (Increase) in inventories 2,900 12,500 Decrease in tax assets (976) (5,129) (Decrease) in Employee Benefits (41,598) (30,584) 22 Payments and Decreases of Provisions (1,045,437) (146,004) (Decrease) in trade payables and other accounts payable (12,462) 4,684 Increase (Decrease) in accounts payable to related parties (24,456) (28,624) (Decrease) in tax liabilities (71,885) (69,135) (Decrease) in other liabilities (279,072) (283,303) Income tax, net (800,082) 767,857 Net cash flows (used in) from operating activities (77,292) (1,725) Investing activities Contributions to Joint Ventures (211,466) (115,956) 13.1 Acquisition of Property, Plant and Equipment (23,680) (10,516) 14 Acquisition of investment property (12,511) (7,435) 16 Acquisition of other intangible assets 5,075 14,180 Proceeds of the sale of property, plant and equipment (319,874) (121,452) Net cash flows (used in) investing activities 769 11,324 Financing activities Proceeds from financial assets (53,882) (8,325) (Payments of) payments received from collections on behalf of third parties 1,483,290 1,073,307 20 Proceeds from Financial Liabilities (197,461) (771,761) 20 Payments of loans and borrowings (141,423) (153,402) 20 Payments of interest of loans and borrowings (207,366) (214,974) 15.2 Lease liabilities paid (111,312) (115,799) 15.2 Interest in lease liabilities paid (128,956) (169,569) 37 Dividends Paid (152,565) (322,322) Payments to Non - Controlling Interests 491,094 (671,521) Net cash flows (used in) provided by financing activities (628,862) (25,116) Net decrease in cash and cash equivalents 1,935 (25,930) Effects of Changes in Exchange Rates 1,508,205 1,345,710 7 Cash and cash equivalents at the beginning of period 881,278 1,294,664 7 Cash and cash equivalents at the end of period The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements. (1) Some figures in the September 2024 financial statements have been disaggregated, providing users with greater detail. The Company's management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

7 Note 1. General information Almacenes Éxito S.A. was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company's duration is set to expire on December 31, 2150. Hereinafter, Éxito and its subsidiaries will be referred to as Grupo Éxito. The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; In August 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer at the United States Securities and Exchange Commission (SEC). The issuance of the condensed consolidated financial statements for the interim periods as of September 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated November 11, 2025. Grupo Éxito’s corporate purpose primarily consists of: - Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means. - Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy. - Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services. - Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments . - Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate . - Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use ; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets - Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms . From January 22 , 2024 , as of September 30 , 2025 , the immediate parent company of the Company is Cama Commercial Group Corp . , which holds 86 . 84% (direct) stake in the Company’s share capital . Cama Commercial Group Corp . is controlled by Clarendon Worldwide S . A . , which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina . A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S . A .

Note 1.1. Stock ownership in the subsidiaries included in the unaudited condensed consolidated interim financial statements.

Below is a breakdown of the shareholding interest in the subsidiaries included in the consolidated financial statements as of September 30, 2025, which were the same as those as of December 31, 2024, except for what is mentioned in item (b):

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Directly owned entities								
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S. Liquidada (a)	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Exito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Exito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Exito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Exito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Exito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities								
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa II	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%

8

9 / r

10 Name Main Activity Direct Controlling Entity Segment Country Stock ownership of direct controlling entity Direct Ownership Direct and Indirect interest Ownership Spice Investment 7.69% 92.31% 100.00% 92.31% Uruguay Uruguay Mercosur S.A. Investment holding company. Grupo Disco Uruguay S.A. (b) 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Lanin S.A. Retail marketing through supermarket chains. Devoto Hermanos S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Lanin S.A. Retail marketing through supermarket chains. Mercados Devoto S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Lanin S.A. Self - service supermarket. Costa y Costa S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Lanin S.A. Self - service supermarket. Modasian S.R.L. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Mercados Devoto S.A. Self - service food products. 5 Hermanos Ltda. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Mercados Devoto S.A. Self - service food products. Sumelar S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Mercados Devoto S.A. Self - service food products. Tipsel S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Mercados Devoto S.A. Self - service food products. Tedocan S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Mercados Devoto S.A. Self - service of various products. Ardal S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Devoto Hermanos S.A. Self - service supermarket. Hipervital S.A.S. 0.00% 100.00% 100.00% 100.00% Uruguay Uruguay Devoto Hermanos S.A. Self - service supermarket. Lublo 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Retail marketing through supermarket channels Supermercados Disco del Uruguay S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Self - service supermarket. Ameluz S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Investment holding company. Fandale S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Self - service supermarket. Odaler S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Self - service supermarket. La Cabaña S.R.L. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Self - service supermarket. Ludi S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Grupo Disco Uruguay S.A. Self - service supermarket. Hiper Ahorro S.R.L. 53.84% 46.16% 92.31% 50.01% Uruguay Uruguay Grupo Disco Uruguay S.A. Self - service supermarket. Maostar S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Supermercados Disc o del Uruguay S.A. Self - service supermarket. Semin S.A. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Supermercados Disc o del Uruguay S.A. Self - service supermarket. Randicor S.A. 9.54% 90.46% 92.31% 98.00% Uruguay Uruguay Supermercados Disc o del Uruguay S.A. Self - service supermarket. Ciudad del Ferrol S.C. 7.69% 92.31% 92.31% 100.00% Uruguay Uruguay Odaler S.A. Self - service supermarket. Setara S.A. 52.92% 47.08% 92.31% 51.00% Uruguay Uruguay Fandale S.A. Self - service supermarket. Mablicor S.A. 0.00% 100.00% 100.00% 100.00% Uruguay Argentina Onper Investment 2015 S.L. Investment holding company. Vía Artika S. A. Non - controlling Gelase S. A. Investment holding company. Onper Investment 2015 S.L. Onper Investment 0.00% 100.00% 100.00% 100.00% Belgium Argentina 0.00% 100.00% 100.00% 100.00% Argentina Argentina 2015 S.L. Supermarket and wholesale store ope rations Libertad S.A. 0.00% 100.00% 100.00% 100.00% Spain Argentina Vía Artika S.A. Investment holding company. Spice España de Valores Americanos S.L.

Note 2. Preparation bases and other material accounting policies

The consolidated financial statements as of December 31, 2024, and the condensed consolidated financial statements for the interim periods as of September 30, 2025, and for the periods ended September 30, 2025, and September 30, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, "Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance," along with the other amending decrees.

The condensed consolidated financial statements for the interim periods ended September 30, 2025, and September 30, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for consolidated financial statements presented in accordance with this IAS. The notes to these condensed interim consolidated financial statements do not provide non-significant updates to the information provided in the notes to the consolidated financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito's financial position and operating performance since December 31, 2024, and to update the information presented in the consolidated financial statements as of December 31, 2024.

The Condensed consolidated financial statements for interim periods have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

Grupo Éxito has prepared the financial statements on the basis that it will continue as a going concern.

Note 3. Basis of Consolidation

All significant transactions and balances between subsidiaries have been eliminated upon consolidation, and non-controlling interests, representing the ownership interests of third parties in the subsidiaries, have been recognized and presented separately within consolidated equity.

The consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all its subsidiaries. Subsidiaries are entities (including special purpose entities) over which control is exercised directly or indirectly. Special purpose entities refer to autonomous trusts established for a defined purpose or limited duration. The list of subsidiaries is provided in Note 1.

Control is the ability to direct the relevant activities, such as the financial and operating policies of the investee (subsidiary). Control exists when the investor has power over the investee, is exposed to variable returns from its involvement with it and has the ability to affect those returns. In general, it is presumed that most voting rights results in control. To support this presumption, and when Almacenes Éxito S.A. holds less than the majority of voting rights or similar rights in an investee, the Almacenes Éxito S.A considers all relevant facts and circumstances to assess whether it has power over the investee.

When assessing whether Almacenes Éxito S.A. controls a subsidiary, the existence and effect of currently exercisable potential voting rights are considered. Subsidiaries are consolidated from the date control is transferred and are excluded from consolidation from the date control ceases.

Transactions that involve a change in ownership interest without a loss of control are recognized in equity. Cash flows or payments to non-controlling interests arising from changes in ownership interests that do not result in a loss of control are classified as financing activities in the statement of cash flows.

In transactions that involve a loss of control, the entire interest in the subsidiary is derecognized, any retained interest is recognized at its fair value, and the resulting gain or loss from the transaction is recognized in profit or loss, including the corresponding items from other comprehensive income. Cash flows arising from the acquisition or loss of control of a subsidiary are classified as investing activities in the statement of cash flows.

The results for the period and each component of other comprehensive income are attributed to the owners of the parent company and to non-controlling interests.

For the consolidation of the financial statements, all subsidiaries apply the same policies and accounting principles adopted by Almacenes Éxito S.A.

The assets, liabilities, revenues, and expenses of the subsidiaries, as well as the foreign currency revenues and expenses of Almacenes Éxito S.A., have been converted into Colombian pesos using observable exchange rates in the market at the period-end date and the average exchange rate for the period, as follows:

	Closing rates (*)		Average rates (*)	
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
US Dollar	3,901.29	4,409.15	4,131.52	4,071.35
Uruguayan Peso	97.86	100.98	99.31	101.25
Argentinian Peso	2.84	4.28	3.55	4.46
Euro	4,584.04	4,565.71	4,620.69	4,403.73

(*) Expressed in Colombian Pesos.

11

12 Note 2 . Preparation bases and other material accounting policies The consolidated financial statements as of December 31 , 2024 , and the condensed consolidated financial statements for the interim periods as of September 30 , 2025 , and for the periods ended September 30 , 2025 , and September 30 , 2024 ; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009 , regulated by Decree 2420 of 2015 , "Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance," along with the other amending decrees . The condensed consolidated financial statements for the interim periods ended September 30 , 2025 , and September 30 , 2024 , are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31 , 2024 , which were presented in accordance with IAS 1 and do not include all the information required for consolidated financial statements presented in accordance with this IAS . The notes to these condensed interim consolidated financial statements do not provide non - significant updates to the information provided in the notes to the consolidated financial statements as of December 31 , 2024 . Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito's financial position and operating performance since December 31 , 2024 , and to update the information presented in the consolidated financial statements as of December 31 , 2024 . The Condensed consolidated financial statements for interim periods have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non - current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale . Grupo Éxito has prepared the financial statements on the basis that it will continue as a going concern . Note 3 . Basis of Consolidation All significant transactions and balances between subsidiaries have been eliminated upon consolidation, and non - controlling interests, representing the ownership interests of third parties in the subsidiaries, have been recognized and presented separately within consolidated equity . The consolidated financial statements include the financial statements of Almacenes Éxito S . A . and all its subsidiaries . Subsidiaries are entities (including special purpose entities) over which control is exercised directly or indirectly . Special purpose entities refer to autonomous trusts established for a defined purpose or limited duration . The list of subsidiaries is provided in Note 1 . Control is the ability to direct the relevant activities, such as the financial and operating policies of the investee (subsidiary) . Control exists when the investor has power over the investee, is exposed to variable returns from its involvement with it and has the ability to affect those returns . In general, it is presumed that most voting rights results in control . To support this presumption, and when Almacenes Éxito S . A . holds less than the majority of voting rights or similar rights in an investee, the Almacenes Éxito S . A considers all relevant facts and circumstances to assess whether it has power over the investee . When assessing whether Almacenes Éxito S . A . controls a subsidiary, the existence and effect of currently exercisable potential voting rights are considered . Subsidiaries are consolidated from the date control is transferred and are excluded from consolidation from the date control ceases . Transactions that involve a change in ownership interest without a loss of control are recognized in equity . Cash flows or payments to non - controlling interests arising from changes in ownership interests that do not result in a loss of control are classified as financing activities in the statement of cash flows . In transactions that involve a loss of control, the entire interest in the subsidiary is derecognized, any retained interest is recognized at its fair value, and the resulting gain or loss from the transaction is recognized in profit or loss, including the corresponding items from other comprehensive income . Cash flows arising from the acquisition or loss of control of a subsidiary are classified as investing activities in the statement of cash flows . The results for the period and each component of other comprehensive income are attributed to the owners of the parent company and to non - controlling interests . For the consolidation of the financial statements, all subsidiaries apply the same policies and accounting principles adopted by Almacenes Éxito S . A . The assets, liabilities, revenues, and expenses of the subsidiaries, as well as the foreign currency revenues and expenses of Almacenes Éxito S . A . , have been converted into Colombian pesos using observable exchange rates in the market at the period - end date and the average exchange rate for the period, as follows : December 31, Average rates (*) September 30, December 31, Closing rates (*) September 30, 2024 2025 2024 2025 4,071.35 4,131.52 4,409.15 3,901.29 US Dollar 101.25 99.31 100.98 97.86 Uruguayan Peso 4.46 3.55 4.28 2.84 Argentinian Peso 4,403.73 4,620.69 4,565.71 4,584.04 Euro (*) Expressed in Colombian Pesos.

13 Note 4. Accounting policies The condensed consolidated financial statements for the interim periods as of September 30 , 2025 , have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the consolidated financial statements as of December 31 , 2024 , which are duly disclosed in the consolidated financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1 , 2025 . The adoption of the new standards effective from January 1 , 2025 , as mentioned in Note 5 . 1 , did not result in significant changes to these accounting policies compared to those used in the preparation of the consolidated financial statements as of December 31 , 2024 , and no significant impacts were observed upon adoption . Note 5. Regulatory changes Note 5.1. Standards and Interpretations issued by the International Accounting Standards Board - IASB applicable to the Group Standard Amendment to IAS 21 – Lack Convertibility Description of This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements . The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations . . Impact This amendment had no impact on the financial statements. Note 5.2. New standards and Interpretations Issued, not yet effective Standard IFRS 18 - Presentation and Disclosu the Financial Statements: Description This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes Impact It is estimated that no significant impacts will arise from the application of this IFRS . re in Accountability: Disclosures Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions . It introduces three sets of new requirements : a. Improvement of the comparability of the income statement : Currently, there is no specific structure for the income statement . Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals b. Greater transparency of performance measures defined by management : Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement . The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management - defined performance measures . c. A more useful grouping of information in the financial statements : Investor analysis is hindered if the disclosed information is too summarized or too detailed . The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes . IFRS 19 - Subsidiaries without P ublic It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users. Description Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS . This standard will address these challenges in the following ways : It is estimated that no significant impacts will arise from the application of this IFRS Standard Impact

14 - Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements . - Reducing disclosure requirements and adapting them to the needs of the users of their financial statements A subsidiary applies IFRS 19 if and only if : a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution) ; and b. The subsidiary's immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS . This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features . According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value . With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features ; for example, aspects related to environmental, social, and corporate governance affairs . Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems . The modifications clarify the date when a financial asset or liability is derecognized . The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met : (a) the entity cannot withdraw, stop, or cancel the payment instructions ; (b) the entity cannot access the cash that will be used for the payment instruction ; and (c) there is no significant risk with the electronic payment system . This document issues several minor amendments to the following standards : IFRS 1 First - time Adoption, IFRS 7 Financial Instruments : Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows The amendments issued include clarifications, cross - referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words . The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation . In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments . Key aspects of this amendment include : - Clarifying the application of the own - use requirements. - Allowing hedge accounting when these contracts are used as hedging instruments. - Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company's financial performance and cash flows. Description The objective of IFRS S1 - General requirements for sustainability - res. related financial disclosures, is to require an entity to disclose information about all sustainability - related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as 'sustainability - related risks and opportunities that could reasonably be expected to affect the entity’s outlook.' The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity . The objective of IFRS S 2 - Climate - related Disclosures is to require an entity to disclose information about all climate - related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as 'climate - related Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments It is estimated that no significant impacts will arise from the application of this amendment . Annual Improvements to IFRS Standards It is estimated that no significant impact will arise from the application of this amendment . Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature . It is estimated that no significant impact will arise from the application of this amendment . Standard IFRS S1 - General requirements for sustainability - related financial disclosu Impact The Management is evaluating the impacts of the application of this IFRS . IFRS S2 - Climate - related Disclosure s. The Management is evaluating the impacts of the application of this IFRS .

15 Accountability: Disclosures information') . The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity . IFRS 19 – Subsidiaries without P ublic This amendment complements the work of updating this standard and includes reduced disclosure requirements for other standards or amendments issued up to February 2021. The new amendments include reducing disclosure requirements specifically in: - IFRS 18 Presentation and Disclosure in Financial Statements. - Supplier financing arrangements (amendments to IAS 7 and IFRS 7). - International tax reform (amendments to IAS 12). - Lack of exchangeability (amendments to IAS 21). - Amendments to the classification and measurement of financial instruments (amendments to IFRS 7 and IFRS 9). With these amendments, IFRS 19 reflects the changes to IFRS that will take effect beginning January 1, 2027, when the standard becomes effective. It is estimated that no significant impact will arise from the application of this amendment . Note 6 . Significant events Discontinuation of the BDR program On February 14 , 2025 , the Company informs the market and the holders of Level II sponsored Depositary Receipts, backed by issued shares ("BDRs"), that B 3 S . A . – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program ("BDR Program") . On July 16, 2025, the Company submitted a request to the Brazilian Securities and Exchange Commission ("CVM") for the cancellation of its registration as a Category “A” foreign issuer (the “BDR Program”). On August 4, 2025, the Company informed the market that the CVM had approved the cancellation of its registration as a Category “A” foreign issuer (the “BDR Program”). Withdrawal of ADS (American Depositary Shares) On January 8 , 2025 , the last day of trading of the ADS on the New York Stock Exchange ("NYSE") took place . The Company also notified its depositary, JPMorgan Chase Bank N . A . , of the termination of the ADS program, which became effective on January 21 , 2025 . As a result, the last trading day of the Company’s ADS was January 17 , 2025 . A change in the Company’s shareholding structure occurred as a result of the withdrawal of JPMorgan Chase Bank N.A. FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination.

16 Note 7. Cash and cash equivalents The balance of cash and cash equivalents is as follows December 31, September 30, 2025 2024 1,153,057 985,872 Cash in hand and at banks 156,469 181,338 Certificates of deposit and securities (1) 16,954 93,842 High liquidity funds (2) 1,434 1,522 Funds 17,784 - Bonds 12 32,090 Other cash equivalents 1,345,710 1,294,664 Total cash and cash equivalents (1) As of September 30, 2025, the balance corresponds to Time Deposits of $161,323 (December 31, 2024 – $38,627), Treasury Securities (TES) of $11,179 (December 31, 2024 – $15,480), Investment in Certificates of Deposit (CDT) of $8,739 (December 31, 2024 – $13,641), and National Tax Refund Bonds of $97 (December 31, 2024 – $88,721). (2) The balance is as follows: December 31, 2024 September 30, 2025 - 64,255 Skandia Fiduciaria S.A. 13,820 18,027 Fiducolombia S.A. 1,984 9,597 Corredores Davivienda S.A. 233 1,489 BBVA Asset S.A. 604 210 Fondo de Inversión Colectiva Abierta Occirenta 188 207 Fiduciaria Bogota S.A. 125 57 Credicorp Capital 16,954 93,842 Total high liquidity funds The increase corresponds to new fiduciary rights to be used in Grupo Éxito’s operations. (3) As of September 30, 2025, the balance corresponds to Uruguayan Treasury bills with a maturity of less than 3 months held by the subsidiary Spice Investment Mercosur S.A. and its subsidiaries in Uruguay. As of September 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $28,228 (September 30, 2024 - $24,017), which were recognized as financial income, as detailed in Note 32. As of September 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or encumbrances that limit their availability. Note 8. Trade receivables and other receivables The balance of trade receivables and other receivables is as follows: December 31, 2024 September 30, 2025 467,400 288,997 Trade receivables (Note 8.1) 202,758 183,937 Other accounts receivable (Note 8.2) 670,158 472,934 Total trade receivables and other receivables 659,699 463,193 Current 10,459 9,741 Non - Current Note 8.1. Trade receivables The balance of trade receivables is as follows: December 31, 2024 419,384 September 30, 2025 250,157 Trade receivables 42,741 30,631 Rentals and dealers 10,800 10,878 Sale of real - estate project inventories (1) 4,626 3,691 Employee funds and lending (10,151) (6,360) Allowance for expected credit loss 467,400 288,997 Total trade receivables (1) The balance corresponds to the long - term sale of the Copacabana real estate project

17 An impairment test is performed at each reporting period - end . The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others) . The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions . Generally, trade receivables and other receivables are written off if they are overdue for more than one year . The expected credit loss provision is recognized as an expense in the period's results . During the period ended September 30 , 2025 , the net effect of portfolio impairment on operational results corresponds to an expense of $ 795 (September 30 , 2024 - expense of $ 11 , 515 ) . The movement provision of the expected credit loss during the period was as follows : 9,663 Balance as of December 31, 2023 30,119 Additions (Note 29) (18,604) Reversal of allowance for expected credit losses (Note 31) (6,544) Write - off of receivables (184) n currency Effect of exchange difference from translation into presentatio 14,450 Balance as of September 30, 2024 10,151 Balance as of December 31, 2024 15,062 Additions (Note 29) (14,267) Reversal of allowance for expected credit losses (Note 31) (2,653) Write - off of receivables (1,402) Other reclassifications (531) n currency Effect of exchange difference from translation into presentatio 6,360 Balance as of September 30, 2025 Note 8.2. Other receivables The balance of other accounts receivable is as follows: December 31, 2024 77,190 September 30, 2025 72,808 Business agreements (1) 29,294 58,079 Recoverable taxes (2) 34,894 10,584 Loans or advances to employees 389 7,291 Sale of property, plant, and equipment (3) 3,405 5,314 Long - term receivables 8,858 2,798 Money remittances 2,711 932 Maintenance fees 1,575 931 Money transfer services 44,442 25,200 Other receivables (4) 202,758 183,937 Total other receivables (1) The variation mainly corresponds to the decrease in the account receivable from Proteihuevo S.A.S. for $2,659. (2) The increase is mainly attributable to the VAT credit balance generated in the last two two - month periods of the current year, due to a higher amount of deductible VAT. (3) The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986. (4) It corresponds mainly to accounts receivable from seizures, gift card issuance, and shopping mall management fees. Trade receivables and other receivables by age The details by age of trade receivables and other receivables, excluding impairment, are as follows: Period Tota l Less than 30 days Between 31 and 60 days Between 61 and 90 days More than 90 days 63,283 13,720 13,342 388,949 479,294 September 30, 2025 43,706 2,255 4,105 630,243 680,309 December 31, 2024

18 Note 9. Prepayments The balance of prepayments is as follows: 18,479 December 31, 2024 September 30, 2025 17,225 Insurance 12,441 9,985 Lease payments (1) 7,040 3,886 Maintenance 1,968 2,066 Advertising 4,936 2,914 Other prepayments 44,864 36,076 Total prepayments 33,654 26,702 Current 11,210 9,374 Non - current (1) It corresponds to the leases paid in advance of the following real estate: December 31, 2024 September 30, 2025 7,104 5,684 Almacén Carulla Castillo Grande 2,856 2,856 Almacén Éxito San Martín 36 - Proyecto Arábica 2,445 1,445 Various shops 12,441 9,985 Total leases Note 10. Related parties The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements: - Fundación Salvador del mundo; - N1 Investments, Inc.; - Clarendon Worldwide S.A.; - Avelan Enterprise, Ltd.; - Foresdale Assets, Ltd.; - Invenergy FSRU Development Spain S.L.; - Talgarth Trading Inc.; - Cama Commercial Group. Corp.; Note 10.1. Significant agreements Transactions with related parties primarily refer to transactions between Grupo Éxito and its joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties under normal market conditions, and no free or compensated services were provided . The agreements are detailed below : - Puntos Colombia S . A . S .: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services - Compañía de Financiamiento Tuya S . A .: Partnership agreements to promote (i) the sale of products and services offered by Grupo Éxito through credit cards, (ii) the use of these credit cards inside and outside Grupo Éxito's stores, and (iii) the use of other financial services agreed upon between the parties within Grupo Éxito's stores . - Sara ANV S . A .: Agreement on terms and conditions for the provision of services . Note 10.2. Transactions with related parties Transactions with related parties refer to revenue from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received . As mentioned in Note 1 , as of September 30 , 2025 , the parent company of the entity is Cama Commercial Group Corp .

19 The value of income from transactions with related parties is as follows: July 1 to September 30, July 1 to September 30, January 1 to September 30, January 1 to September 30, 2024 2025 2024 2025 12,978 17,943 40,803 42,850 Joint ventures (1) - 2 - 723 Other related parties (2) 12,978 17,945 40,803 43,573 Total (1) The amount of revenue with each joint venture is as follows: July 1 to July 1 to January 1 to January 1 to September 30, September 30, September 30, September 30, 2024 2025 2024 2025 Compañía de Financiamiento Tuya S.A. 9,727 14,980 30,722 34,368 Recovery of commercial activations 1,829 1,514 5,062 4,174 Yields from bonds, coupons, and energy 1,009 1,042 3,174 3,110 Real estate leases 103 82 544 260 Services 12,668 17,618 39,502 41,912 Total Puntos Colombia S.A.S. 165 182 774 528 Services 145 143 527 410 Sara ANV S.A. Personnel payroll reimbursement 12,978 17,943 40,803 42,850 Total (2) The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V. The amount of costs and expenses with related parties is as follows: July 1 to September 30, July 1 to September 30, January 1 to September 30, January 1 to September 30, 2024 2025 2024 2025 29,486 32,586 86,565 92,859 Joint ventures (1) 11,644 7,710 69,355 34,472 Key management personnel (2) 24 30 467 118 Members of the Board - - - 14 Other related parties 41,154 40,326 156,387 127,463 Total (1) The amount of costs and expenses with each joint venture is as follows: July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 Compañía de Financiamiento Tuya S.A. 2,603 3,116 8,610 7,764 Commissions on means of payment Puntos Colombia S.A.S. 26,883 29,470 77,955 85,095 Cost of customer loyalty program 29,486 32,586 86,565 92,859 Total (2) between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

20 The compensation for key management personnel is as follows: July 1 to September 30, July 1 to September 30, January 1 to September 30, January 1 to September 30, 2024 2025 2024 2025 11,401 7,227 68,529 33,363 Short - term employee benefits 243 483 826 1,109 Post - employment benefits 11,644 7,710 69,355 34,472 Total Note 10.3. Receivables from related parties The balance of receivables and other non - financial assets with related parties is as follows: Receivables Other non - financial assets December 31, 2024 September 30, 2025 December 31, 2024 September 30, 2025 - 1,725 37,664 33,399 Joint ventures (1) - - 6 405 Other related parties (2) - 1,725 37,670 33,804 Total - - - 1,725 37,670 - 33,804 - Current Non - current (1) The balances correspond to the following joint ventures and the following items: - Receivables: December 31, 2024 September 30, 2025 Compañía de Financiamiento Tuya S.A. Commercial activations, services, and coupon collection 3,350 514 1,301 1,859 Other services 4,651 2,373 Total 32,960 30,920 Puntos Colombia S.A.S. Redemption of points Sara ANV S.A. 53 106 Other services 37,664 33,399 Total - Other non - financial assets: The balance of $1,725 as of September 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares. (2) The balance corresponds to Calleja S.A. de C.V. for the purchase of goods. Note 10.4. Payables to related parties The balance of payables to related parties is as follows: December 31, September 30, 2024 2025 43,757 48,441 Joint ventures (1) (1) The balance of payables for each joint venture is as follows: December 31, September 30, 2024 2025 43,725 40,585 Puntos Colombia S.A.S (a) 32 7,856 Compañía de Financiamiento Tuya S.A. 43,757 48,441 Total

21 (a) It corresponds to the issuance of points (accumulations) issued. Note 10.5. Lease liabilities with related parties The balance of other lease liabilities with related parties is as follows: September 30, 2025 December 31, 2024 Joint Ventures (1) - 11,973 (1) It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 25). Note 11. Inventories, net and Cost of sales Note 11.1. Inventories, net The balance of inventories is as follows: December 31, 2024 September 30, 2025 2,700,309 2,769,129 Inventories, net (1) 42,892 72,778 Inventories in transit 42,090 21,869 Raw materials 16,941 13,716 Real estate project inventories (2) 16,542 13,137 Materials, spares, accessories and consumable packaging 12 9 Production in process 2,818,786 2,890,638 Total inventories, net (1) The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows: 19,583 Balance as of December 31, 2023 11,093 Loss recognized during the period (Note 11.2.) (115) y Effect of exchange difference from translation into presentation currenc 30,561 Balances as of September 30, 2024 31,114 Balance as of December 31, 2024 (8,744) Reversal of loss recognized during the period (Note 11.2.) (843) y Effect of exchange difference from translation into presentation currenc 21,527 Balances as of September 30, 2025 (2) For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132). As of September 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability. Note 11.2. Cost of sales The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below: July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 4,452,335 4,443,057 13,124,289 13,351,476 Cost of goods sold (1) (746,918) (762,367) (2,158,671) (2,228,918) Trade discounts and purchase rebates 167,572 160,221 503,535 487,116 Logistics costs (2) 78,230 73,719 204,201 210,474 Damage and loss 4,829 2,219 11,093 (8,744) (Gain) Loss recognized during the period (Note 11.1) 3,956,048 3,916,849 11,684,447 11,811,404 Total cost of sales (1) For the quarter ended September 30, 2025, it includes $22,110 of depreciation and amortization costs (September 30, 2024 - $21,986).

22 (2) The balance is composed of the following items: July 1 to September 30, July 1 to September 30, January 1 to September 30, January 1 to September 30, 2024 2025 2024 2025 94,218 89,419 280,965 275,958 Employee benefits 44,802 41,593 144,649 121,892 Services 20,732 19,724 60,408 59,886 Depreciations and amortizations 1,293 3,195 3,831 10,039 Leases 1,489 1,526 4,472 4,734 Maintenance and repair 1,661 1,549 4,431 4,418 Upload and download operators 1,286 1,453 4,084 4,398 Packaging and marking material 805 840 2,296 2,564 Fuels 173 104 474 418 Insurance 1,113 818 (2,075) 2,809 Other minors 167,572 160,221 503,535 487,116 Total logistics costs Note 12. Financial assets The balance of financial assets is as follows: December 31, 2024 September 30, 2025 14,739 4,095 Financial assets measured at fair value through other comprehensive income (1) 4,469 473 Derivative financial instruments (2) 458 315 Financial assets measured at fair value through profit or loss 19,666 4,883 Total financial assets 4,525 407 Current 15,141 4,476 Non - current (1) Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows: December 31, September 30, 2024 2025 - 2,659 Proteihuevos 1,206 1,206 Fideicomiso El Tesoro etapa 4A y 4C 448 113 113 Associated Grocers of Florida, Inc. 71 70 Central de abastos del Caribe S.A. 33 33 La Promotora S.A. 14 14 Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P. 13,302 - Bond investments 14,739 4,095 Total financial assets measured at fair value through other comprehensive income (2) The derivatives are related to foreign exchange forwards . The fair values of these instruments are determined using valuation models commonly used by market participants. As of September 30, 2025, it corresponds to the following operations: Fair value Notional amount Average rates for hedged instruments Rate of hedged item Hedged item Nature of risk hedged 473 MUSD / $11.015 MEUR / $0.950 1 USD / $3,923.55 1 EUR / $4,606.64 USD / COP EUR / COP Foreign currency liability Exchange rate Forward The details of the maturity dates of these instruments as of September 30, 2025, are as follows: Total More than 12 months Between 6 and 12 months Between 3 and 6 months Between 1 and 3 months Less than 1 month 473 - - 206 166 101 Forward

23 As of December 31, 2024, it corresponds to the following operations: Fair value Notional amount Average rates for hedged instruments Rate of hedged item Hedged item Nature of risk hedged 4,469 MUSD / $30.477 MEUR / $0.900 1 USD / $4,409.15 1 EUR / $4,580.67 USD / COP EUR / COP Foreign currency liability Exchange rate Forward The details of the maturity dates of these instruments as of December 31, 2024, are as follows: Total More than 12 months Between 6 and 12 months Between 3 and 6 months Between 1 and 3 months Less than 1 month 4,469 - - 75 2,160 2,234 Forward As of September 30 , 2025 , and December 31 , 2024 , financial assets have no restrictions or liens that limit their negotiability or realization, except for judicial deposits related to the subsidiaries Libertad S . A . and Grupo Disco del Uruguay S . A . in the amount of $ 14 (December 31 , 2024 – $ 55 ), included under the line item 'Financial assets measured at fair value through profit or loss’ . As of September 30 , 2025 , and December 31 , 2024 , no impairment in value was observed in any of the assets . Note 13. Property, plant and equipment, net The balance of property, plant, and equipment, net is as follows: December 31, September 30, 2024 2025 1,297,769 1,240,554 Land 2,356,882 2,270,197 Buildings 1,286,429 1,293,885 Machinery and equipment 821,603 814,528 Furniture and fixtures 52,703 70,167 Assets under construction 221,036 219,248 Installations 799,085 786,563 Improvements to third - party properties 31,973 27,806 Vehicles 429,005 415,684 Computers 289 289 Others 7,296,774 7,138,921 Total property, plant and equipment, gross (3,024,319) (3,148,880) Accumulated depreciation (10,830) (1,116) Impairment 4,261,625 3,988,925 Total property, plant and equipment, net

24 The movements in the cost of property, plant, and equipment, its accumulated depreciation and its impairment during the presented period are as follows: Improvements to third - party Assets under Furniture and Machinery and Total Vehicles Computers Others properties construction Installations fixtures Buildings equipment Land Cost 6,665,450 289 389,756 23,148 768,322 183,485 48,456 751,496 1,204,968 2,149,905 Balance as of December 31, 2023 1,145,625 146,134 - 9,943 258 9,894 3,323 47,700 29,413 41,733 2,027 Additions 1,843 (Decrease) increase from movements between property, plant - - 149 - - 2,956 (17,066) 6,089 7,872 - and equipment accounts - (36,277) - (1,928) (294) (10,293) (884) (653) (5,561) (16,512) - (Disposals and derecognition) (152) Effect of exchange differences on translation into presentation (11,422) - (1,793) (882) 6,309 3,703 298 444 (88) (10,939) currency (8,474) Decreases) from transfers to other balance sheet accounts – (847) - - - - - (847) - - - intangibles - (Decreases) from transfers to other balance sheet accounts – (9,034) - - - - - - - (7) (6,267) inventories (2,760) (Decrease) from transfers to (from) other balance sheet (9,305) - (823) - (427) - (118) (3,290) (4,647) - accounts - tax assets - 414,352 - 30,299 5,306 - - 122 24,571 28,029 186,829 Inflation adjustments 139,196 7,159,051 289 425,603 27,536 773,805 192,583 77,892 803,162 1,261,348 2,321,555 Balance as of September 30, 2024 1,275,278 7,296,774 289 429,005 31,973 799,085 221,036 52,703 821,603 1,286,429 2,356,882 Balance as of December 31, 2024 1,297,769 101,545 - 3,285 207 6,889 2,190 42,229 10,110 34,538 2,097 Additions - Increase (decrease) from movements between property, plant - - 12 - (356) 7,316 (13,204) 2,600 3,370 262 and equipment accounts - (32,268) - (2,558) (586) (8,276) (4,403) (254) (3,818) (10,259) (2,114) (Disposals and derecognition) - Effect of exchange differences on translation into presentation (354,223) - (23,214) (6,342) (10,437) (6,891) (7,744) (22,727) (24,685) (144,964) currency (107,219) (252) - - - - - - - - - (Decreases) from transfers to other balance sheet accounts (252) 94 - - - - - - - - 94 Increase by transfer from Investment Property - Increase (Decrease) from transfers to (from) other balance sheet (6,026) - (150) - (342) - (321) (1,033) (4,188) 8 accounts - tax assets - 133,277 - 9,304 2,554 - - (3,242) 7,793 8,680 57,932 I nflation adjustments 50,256 7,138,921 289 415,684 27,806 786,563 219,248 70,167 814,528 1,293,885 2,270,197 Balance as of September 30, 2025 1,240,554 Total Others Computers Vehicles Improvements to third - party properties Installations Assets under construction Furniture and fixtures Machinery and equipment Buildings Land Accumulated depreciation 2,590,675 4 264,134 17,920 372,997 105,595 552,182 702,416 575,427 Balance as of December 31, 2023 219,371 - 28,524 957 30,348 9,191 42,495 68,457 39,399 Depreciation (26,289) - (1,918) (289) (6,743) (563) (3,892) (12,884) - (Disposals and withdrawals) ntation Effect of exchange differences on translation into prese (2,374) - (1,663) (669) 2,249 2,071 868 (298) (4,932) currency unts – (Decreases) from transfers to other balance sheet acco inventories (1,978) - - - - - - (1) (1,977) 157,597 - 28,433 5,177 - - 19,718 23,736 80,533 I nflation adjustments 2,937,002 4 317,510 23,096 398,851 116,294 611,371 781,426 688,450 Balance as of September 30, 2024 3,024,319 4 328,903 26,582 405,383 120,286 628,114 801,441 713,606 Balance as of December 31, 2024 212,926 - 27,116 754 27,853 10,563 39,329 68,119 39,192 Depreciation (18,490) - (2,552) (579) (2,306) (2,102) (3,457) (7,293) (201) (Disposals and withdrawals) ntation Effect of exchange differences on translation into prese (129,915) - (21,720) (5,150) (3,739) (3,833) (17,872) (19,149) (58,452) currency 221 - - - - - - - 221 Other minor changes 59,819 - 9,752 3,088 - - 7,494 8,625 30,860 I nflation adjustments 3,148,880 4 341,499 24,695 427,191 124,914 653,608 851,743 725,226 Balance as of September 30, 2025

25 Total Others Computers Vehicles Improvements to third - party properties Installations Assets under construction Furniture and fixtures Machinery and equipment Buildings Land Impairment losses 5,010 - - - 5,010 - - - - - - Balance as of December 31, 2023 (590) - - - (590) - - - - - - (Reversals) of impairment losses 109 - - - 109 - - - - - - Effect of exchange differences on translation into presentation currency 4,529 - - - 4,529 - - - - - - Balance as of September 30, 2024 10,830 - - - 10,830 - - - - - - Balance as of December 31, 2024 (9,518) - - - (9,518) - - - - - - (Reversals) of impairment losses (196) - - - (196) - - - - - - Effect of exchange differences on translation into presentation currency 1,116 - - - 1,116 - - - - - - Balance as of September 30, 2025

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by Grupo Éxito's management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as Grupo Éxito's evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of September 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of September 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of September 30, 2025, and December 31, 2024, Grupo Éxito holds insurance policies covering the risk of loss on these assets.

Information on impairment testing is presented in Note 34.

Note 13.1. Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to September 30, 2025	January 1 to September 30, 2024
Additions	101,545	146,134
Financing of property, plant, and equipment – Additions	(122,589)	(184,986)
Financing of property, plant, and equipment – Payments	137,000	250,318
Acquisition of property, plant and equipment in cash	**115,956**	**211,466**

Note 14. Investment properties, net

Grupo Éxito's investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	September 30, 2025	December 31, 2024
Land	276,554	286,701
Buildings	1,871,397	1,952,221
Constructions in progress	16,409	18,012
Total cost of investment properties	**2,164,360**	**2,256,934**
Accumulated depreciation	(425,776)	(420,651)
Impairment	(7,957)	(7,957)
Total investment properties, net	**1,730,627**	**1,828,326**

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Cost	**Land**	**Buildings**	**Constructions in progress**	**Total**
Balance as of December 31, 2023	**263,172**	**1,671,190**	**22,613**	**1,956,975**
Additions	-	2,308	21,372	23,680
Increase (decrease) from transfers between investment properties	-	11,857	(11,857)	-
(Disposals and withdrawals)	-	-	(575)	(575)
Effect of exchange differences on the translation into presentation currency	(953)	(22,265)	(59)	(23,277)
Inflation adjustments	21,172	233,061	597	254,830
Balance as of September 30, 2024	**283,391**	**1,896,151**	**32,091**	**2,211,633**
Balance as of December 31, 2024	**286,701**	**1,952,221**	**18,012**	**2,256,934**
Additions	-	72	10,444	10,516
Increase (decrease) from transfers from property, plant and equipment	-	11,699	(11,699)	-
(Decrease) from transfers between investment properties	-	-	(94)	(94)
Effect of exchange differences on the translation into presentation currency	(16,816)	(167,022)	(425)	(184,263)
Reclassifications from (to) other balance sheet accounts.	-	-	(19)	(19)
Inflation adjustments	6,669	74,427	190	81,286
Balance as of September 30, 2025	**276,554**	**1,871,397**	**16,409**	**2,164,360**

26

Accumulated depreciation	Buildings
Balance as of December 31, 2023	**295,673**
Depreciation	25,338
Disposals	(2)
Effect of exchange differences on the translation into presentation currency	(6,702)
Inflation adjustments	82,425
Balance as of September 30, 2024	**396,732**
Balance as of December 31, 2024	**420,651**
Depreciation	25,954
Effect of exchange differences on the translation into presentation currency	(56,315)
Inflation adjustments	35,486
Balance as of September 30, 2025	**425,776**

As of September 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of September 30, 2025, and December 31, 2024, Grupo Éxito has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 15. Leases

Note 15.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows

	September 30, 2025	December 31, 2024
Right-of-use assets	3,824,977	3,626,895
Accumulated depreciation	(2,050,524)	(1,883,078)
Impairment	(1,563)	(15,465)
Total right-of-use assets, net	**1,772,890**	**1,728,352**

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost

Balance as of December 31, 2023	**2,980,106**
Increase from new contracts	72,694
Remeasurements from existing contracts (1)	487,849
Derecognition, reversal and disposal (2)	(33,030)
Inflation adjustments	4,293
Effect of exchange differences on the translation into presentation c urrency	3,604
Balance as of September 30, 2024	**3,515,516**
Balance as of December 31, 2024	**3,626,895**
Increase from new contracts	7,412
Remeasurements from existing contracts (1)	259,885
Derecognition, reversal and disposal (2)	(42,596)
Effect of exchange differences on the translation into presentation c urrency	(26,619)
Balance as of September 30, 2025	**3,824,977**

Accumulated depreciation

Balance as of December 31, 2023	**1,612,996**
Depreciation	233,807
Disposals and withdrawals (2)	(33,030)
Inflation adjustments	2,286
Effect of exchange differences on the translation into presentation c urrency	4,156
Balance as of September 30, 2024	**1,820,215**
Balance as of December 31, 2024	**1,883,078**
Depreciation	231,621
(Decrease) from new measurements (1)	(10,796)
Disposals and withdrawals (2)	(44,492)
Effect of exchange differences on the translation into presentation c urrency	(8,887)
Balance as of September 30, 2025	**2,050,524**

27

28 Impairment loss 5,857 Balance as of December 31, 2023 (15) Disposals and withdrawals (2) 121 Effect of exchange differences on the translation into presentation currency 5,963 Balance as of September 30, 2024 15,465 Balance as of December 31, 2024 57 Impairment loss (13,681) Disposals and withdrawals (2) (278) Effect of exchange differences on the translation into presentation currency 1,563 Balance as of September 30, 2025 (1) It is primarily due to the extension of lease terms, indexations, and modifications in the leases. (2) It is primarily due to the early termination of lease contracts. The balance of the cost of right - of - use assets by underlying asset class is as follows: December 31, 2024 September 30, 2025 3,600,071 3,800,244 Buildings 14,711 12,713 Vehicles 12,113 12,020 Land 3,626,895 3,824,977 Total The balances of accumulated depreciation of right - of - use assets by underlying asset class are as follows: December 31, 2024 September 30, 2025 1,869,479 2,039,072 Buildings 9,669 6,888 Vehicles 3,930 4,564 Land 1,883,078 2,050,524 Total accumulated depreciation The depreciation expense by underlying asset class is as follows: July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 77,370 74,416 229,565 228,678 Buildings 918 759 3,032 2,177 Vehicles 209 260 597 766 Land 71 - 613 - Equipment 78,568 75,435 233,807 231,621 Total depreciation expense Grupo Éxito is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases. As of September 30, 2025, the average remaining term of the lease contracts is 13,6 years (December 31, 2024 – 11 years), which is also the average remaining depreciation term of the right - of - use assets. Note 15.2. Lease liabilities The balance of the lease liability is as follows: December 31, 2024 September 30, 2025 1,984,244 2,016,393 Lease liabilities 299,456 282,753 Current 1,684,788 1,733,640 Non - current

The movements in the lease liability are as follows:

Balance as of December 31, 2023	**1,567,959**
Increase due to new contracts	72,694
Accrued interest (Note 32)	110,582
Remeasurements from existing contracts	487,849
Write-off, reversal, and disposal	(1,416)
Payment of lease liabilities	(207,366)
Interest payments on lease liabilities	(111,312)
Effect of exchange differences on the translation into presentation currency	419
Balance as of September 30, 2024	**1,919,409**
Balance as of December 31, 2024	**1,984,244**
Increase due to new contracts	7,412
Accrued interest (Note 32)	117,400
Remeasurements from existing contracts	270,681
Write-off, reversal, and disposal	(1,725)
Payment of lease liabilities	(214,974)
Interest payments on lease liabilities	(115,799)
Effect of exchange differences on the translation into presentation currency	(30,846)
Balance as of September 30, 2025	**2,016,393**

Below are the future lease liability payments as of September 30, 2025:

Up to one year	1,159,105
From 1 to 5 years	359,557
More than 5 years	1,187,245
Minimum installments for lease liabilities (*)	**2,705,907**
Future financing (expenses)	(689,514)
Total minimum net installments for lease liabilities	**2,016,393**

(*) This amount includes principal and interest.

Note 16. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	September 30, 2025	December 31, 2024
Trademarks	280,503	302,322
Computer software	217,030	223,864
Rights	26,447	27,471
Others	131	156
Total cost of other intangible assets	**524,111**	**553,813**
Accumulated amortization	(161,497)	(153,099)
Total other intangible assets, net	**362,614**	**400,714**

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	**Trademarks(1)**	**Computer software**	**Rights**	**Other**	**Total**
Balance as of December 31, 2023	**250,879**	**278,893**	**23,385**	**90**	**553,247**
Additions	6	12,384	121	-	12,511
Transfers from other balance sheet accounts – property, plant and equipment.	-	847	-	-	847
(Disposals and derecognition)	-	(6,061)	-	-	(6,061)
Effect of exchange differences on the translation into presentation currency	(2,171)	581	(265)	(5)	(1,860)
Inflation adjustments	45,875	-	3,065	63	49,003
Balance as of September 30, 2024	**294,589**	**286,644**	**26,306**	**148**	**607,687**
Balance as of December 31, 2024	**302,322**	**223,864**	**27,471**	**156**	**553,813**
Additions	-	7,435	-	-	7,435
(Disposals and derecognition)	-	(13,116)	-	-	(13,116)
Effect of exchange differences on the translation into presentation currency	(36,272)	(1,153)	(2,341)	(45)	(39,811)
Inflation adjustments	14,453	-	1,317	20	15,790
Balance as of September 30, 2025	**280,503**	**217,030**	**26,447**	**131**	**524,111**

29

Accumulated amortization	Computer software	Rights	Others	Total
Balance as of December 31, 2023	**185,455**	**1,354**	**69**	**186,878**
Amortization	23,957	137	-	24,094
Effect of exchange differences on the translation into presentation currency	480	(124)	(6)	350
Inflation adjustments	-	1,878	63	1,941
(Disposals and derecognition)	(5,679)	-	-	(5,679)
Balance as of September 30, 2024	**204,213**	**3,245**	**126**	**207,584**
Balance as of December 31, 2024	**149,181**	**3,783**	**135**	**153,099**
Amortization	22,527	-	213	22,740
Effect of exchange differences on the translation into presentation currency	(961)	(1,268)	(46)	(2,275)
Transfers	-	-	(213)	(213)
Inflation adjustments	-	1,237	20	1,257
(Disposals and derecognition)	(13,111)	-	-	(13,111)
Balance as of September 30, 2025	**157,636**	**3,752**	**109**	**161,497**

(1) The balance of trademarks is shown below:

Operating segment	Brand	Useful life	September 30, 2025	December 31, 2024
Uruguay	Miscellaneous	Indefinite	114,976	118,634
Argentina	Libertad	Indefinite	79,094	97,255
Colombia	Miscellaneous	Indefinite	86,433	86,433
			280,503	**302,322**

Trademarks and rights have an indefinite useful life. Grupo Éxito considers that there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows; therefore, they are not amortized.

As of September 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	September 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	1,439,481	1,477,494
Retail trade Colombia	1,454,094	1,454,094
Libertad S.A.	298,074	366,515
Total goodwill	**3,191,649**	**3,298,103**
Impairment loss Colombia	(1,017)	(1,017)
Total goodwill, net	**3,190,632**	**3,297,086**

Grupo Éxito has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated in Colombia and Uruguay into a single UGE encompassing all brands.

Changes in goodwill are shown below:

	Cost	Impairment loss	Net
Balance as of December 31, 2023	**3,081,639**	**(1,017)**	**3,080,622**
Effect of exchange differences on the translation into presentation currency	6,584	-	6,584
Inflation adjustments	172,886	-	172,886
Balance as of September 30, 2024	**3,261,109**	**(1,017)**	**3,260,092**
Balance as of December 31, 2024	**3,298,103**	**(1,017)**	**3,297,086**
Effect of exchange differences on the translation into presentation currency	(159,578)	-	(159,578)
Inflation adjustments	54,466	-	54,466
Disposals and derecognition	(1,342)	-	(1,342)
Balance as of September 30, 2025	**3,191,649**	**(1,017)**	**3,190,632**

30

Goodwill has an indefinite useful life due Grupo Éxito's intended use of it, therefore, it is not amortized.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	September 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.	Joint venture	294,626	271,627
Puntos Colombia S.A.S.	Joint venture	22,545	17,691
Sara ANV S.A.	Joint venture	637	2,236
Total investments accounted for using the equity method		**317,808**	**291,554**

There are no restrictions on the ability of joint ventures to transfer funds in the form of cash dividends, or the reimbursement of loans or advances made.

It has no contingent liabilities incurred in connection with its interest in them.

Grupo Éxito has no implicit obligations assumed on behalf of investments accounted for using the equity method, arising from losses that exceed the investment held.

Investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the consolidated financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	**232,558**
Capitalizations and/or (returns), net	129,250
Share of income (Note 18.1)	(66,622)
Balance as of September 30, 2024	**295,186**
Balance as of December 31, 2024	**291,554**
Share of income (Note 18.1)	30,970
Dividends declared	(4,716)
Balance as of September 30, 2025	**317,808**

Note 18.1. Share of profit (loss) of joint ventures

The result of the share in the profits and losses of joint ventures is composed as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.	22,999	(70,936)	3,114	(19,409)
Puntos Colombia S.A.S.	9,570	5,615	4,034	1,633
Sara ANV S.A.	(1,599)	(1,301)	(591)	(424)
Total	**30,970**	**(66,622)**	**6,557**	**(18,200)**

Note 19. Non-cash transactions

During the quarters ended on September 30, 2025, and September 30, 2024, Grupo Éxito had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 13.1 and 15, respectively.

Note 20. Loans and borrowings

The balance of loans and borrowings is as follows:

	September 30, 2025	December 31, 2024
Bank loans	2,041,580	1,895,118
Letters of credit	134,701	12,555
Put option on non-controlling interests (1)	-	350,776
Total loans and borrowings	**2,176,281**	**2,258,449**
Current	**2,176,281**	**1,984,727**
Non-current	**-**	**273,722**

31

32 (1) In September 30, 2025, Spice Investment Mercosur S.A. executed the put option over the non - controlling interest in Grupo Disco Uruguay S.A. for 15.66%. The movements of loans and borrowings during the reported period are as follows: 1,266,205 Balance as of December 31, 2023 1,483,290 Proceeds from loans and borrowings (118,358) Changes in the fair value of the put option recognized in equity 164,446 Interest accrued (1,476) Translation difference (197,461) Payments of loans and borrowings (141,423) Payments of interest on loans and borrowings 2,455,223 Balance as of September 30, 2024 2,258,449 Balance as of December 31, 2024 (1) 1,073,307 Proceeds from loans and borrowings (2) (350,776) Changes in the fair value of the put option recognized in equity 148,644 Interest accrued (28,180) Translation difference (771,761) Payments of loans and borrowings (3) (153,402) Payments of interest on loans and borrowings 2,176,281 Balance as of September 30, 2025 (1) As of December 31, 2024, the balance corresponds to: $ 60 , 271 from the bilateral credit agreement signed on March 27 , 2020 , $ 138 , 395 from the bilateral credit agreement signed on September 3 , 2020 ; three bilateral credits of $ 153 , 592 , $ 89 , 069 , and $ 95 , 211 signed on March 26 , 2021 ; as well as $ 100 , 136 from the bilateral credit agreement signed on August 28 , 2023 ; $ 25 , 259 from the bilateral credit agreement signed on August 30 , 2023 ; four revolving bilateral credits of $ 30 , 609 , $ 71 , 269 , $ 71 , 111 , and $ 233 , 890 signed on February 18 , 2022 ; $ 104 , 257 from the revolving bilateral credit agreement signed on February 25 , 2022 ; $ 100 , 396 from the bilateral credit agreement signed on February 12 , 2024 ; $ 137 , 997 from the bilateral credit agreement signed on August 6 , 2024 ; $ 67 , 262 from the bilateral credit agreement signed on August 29 , 2024 ; and $ 203 , 123 from the bilateral credit agreement signed on October 28 , 2024 , by the parent company . Put option contract of Spice Investments Mercosur S . A . for $ 350 , 776 with the non - controlling interest holders of the subsidiary Grupo Disco Uruguay S . A . From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, loans amounting to $145,050 and letters of credit for $12,555. From the subsidiary Libertad S.A., loans amounting to $68,221. (2) The Company requested disbursements of $ 50 , 000 from the bilateral loan agreement signed on February 7 , 2025 ; $ 35 , 000 from the bilateral loan agreement signed on February 21 , 2025 ; $ 50 , 000 from the bilateral loan agreement signed on April 15 , 2025 ; $ 83 , 400 from the bilateral loan agreement signed on April 28 , 2025 ; $ 95 , 000 from the bilateral loan agreement signed on May 2 , 2025 ; $ 100 , 000 from the bilateral loan agreement signed on May 15 , 2025 ; $ 50 , 000 from the bilateral credit agreement signed on July 8 , 2025 ; $ 330 , 000 from the bilateral credit agreement signed on August 26 , 2025 . During the period ended September 30, 2025, the subsidiary Libertad S.A. requested disbursements amounting to $190,881 During the period ended September 30, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested loan disbursements amounting to $3,120 and letters of credit for $85,906. (3) During the period ended September 30 , 2025 , the Parent Company repaid $ 24 , 168 corresponding to the bilateral credit agreement signed on March 27 , 2020 ; $ 25 , 000 from the bilateral credit agreements signed on August 30 , 2023 ; $ 50 , 000 from the bilateral credit agreement signed on August 6 , 2024 ; $ 100 , 000 from the revolving bilateral credit agreement signed on February 25 , 2022 ; $ 17 , 271 and $ 91 , 725 from two bilateral credits signed on March 26 , 2021 ; $ 50 , 000 from the bilateral credit agreement signed on April 15 , 2025 ; $ 30 , 000 and $ 20 , 000 from the revolving bilateral credits signed on February 18 , 2022 ; $ 95 , 000 from the bilateral credit agreement signed on May 2 , 2025 ; $ 82 , 513 from the bilateral credit agreement signed on May 15 , 2025 and $ 50 , 000 from the bilateral credit agreement signed on August 26 , 2025 . During the period ended September 30, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans amounting to $16,682 and letters of credit for $89,656. During the period ended September 30, 2025, the subsidiary Libertad S.A. repaid loans amounting to $29,746. These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred. As of September 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%. As of September 30, 2025, the Company has no unused credit lines.

33 As of September 30, 2025, Grupo Éxito has no long - term borrowings or loans. Covenants Under the credit and loan agreements, Grupo Éxito is required to comply with the following financial covenants : while there are outstanding payment obligations of Almacenes Éxito S . A . arising from the contracts signed on March 27 , 2020 , it must maintain a maximum leverage financial ratio (adjusted recurring EBITDA and gross financial liabilities) of 2 . 8 x . This ratio will be measured annually on April 30 , or the following business day if April 30 is a non - business day, based on the separate and audited annual financial statements of Almacenes Éxito S . A . As of December 31, 2024, the covenants were complied with. Additionally, under the same credit and loan agreements, Grupo Éxito is required to comply with certain non - financial covenants , which were also met as of December 31 , 2024 . Note 21. Employee benefits The balance of employee benefits is as follows: December 31, 2024 September 30, 2025 37,155 33,019 Defined benefit plans 1,676 1,845 Long - term benefit plan 38,831 34,864 Total employee benefits 4,055 4,539 Current 34,776 30,325 Non - current Note 22. Provisions The balance of provisions is as follows: December 31, 2024 September 30, 2025 18,629 19,910 Legal proceedings (1) 28,955 7,887 Restructuring (2) 54 34 Taxes other than income taxes 13,757 6,498 Others (3) 61,395 34,329 Total provisions 47,327 20,816 Current 14,068 13,513 Non - current As of September 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded. (1) Provisions for legal proceedings are recognized to cover the estimated probable losses against Grupo Éxito due to labor, administrative, regulatory and civil litigations, which are calculated based on the best estimate of the outflow required to settle the obligation as of the date of preparation of the financial statements . There is no individual material proceeding included in these provisions . December 31, 2024 September 30, 2025 14,153 14,563 Labor legal proceedings 4,476 5,347 Civil legal proceedings 18,629 19,910 Total legal proceedings (2) The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company . The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan .

(3) The balance of other provisions corresponds to:

	September 30, 2025	December 31, 2024
Store closures	3,579	10,036
Urban improvements	2,215	2,215
Shrinkage for *VMI* merchandise	315	1,018
Other minor provisions in the Colombian subsidiaries	210	220
Other minor provisions in Libertad S.A.	179	268
Total others	**6,498**	**13,757**

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	**19,736**	**297**	**5,180**	**8,462**	**33,675**
Increases	5,197	-	56,790	17,103	79,090
Payments	(1,041)	-	(31,592)	(8,965)	(41,598)
Reversals (not used)	(5,943)	(242)	(1,686)	(3,756)	(11,627)
Other reclassifications	(745)	-	-	745	-
Effect of exchange differences on the translation into presentation currency	59	(1)	-	(15)	43
Balance as of September 30, 2024	**17,263**	**54**	**28,692**	**13,574**	**59,583**
Balance as of December 31, 2024	**18,629**	**54**	**28,955**	**13,757**	**61,395**
Increase	9,082	-	4,779	5,057	18,918
Uses	(104)	-	(11,011)	-	(11,115)
Payments	(1,805)	-	(11,692)	(5,972)	(19,469)
Reversals (not used)	(4,857)	-	-	(6,255)	(11,112)
Other reclassifications	(1,035)	(20)	(3,144)	(89)	(4,288)
Balance as of September 30, 2025	**19,910**	**34**	**7,887**	**6,498**	**34,329**

Note 23. Trade payables and other payables

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	2,675,081	3,056,293
Payables and other payables - agreements (1)	412,462	501,603
Payables to other suppliers	334,644	335,518
Labor liabilities	332,910	303,365
Withholding tax payable (2)	242,828	74,504
Dividends payable (3)	40,841	9,249
Purchase of assets (4)	35,897	53,405
Tax payable	33,722	70,365
Others	25,012	26,372
Total trade payables and other payables	**4,133,397**	**4,430,674**
Current	**4,131,777**	**4,408,479**
Non-current	**1,620**	**22,195**

(1) The details of payables and other payables - agreements are shown below:

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	361,467	447,726
Payables to other suppliers	50,995	53,877
Total payables and other payable - agreements	**412,462**	**501,603**

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with Grupo Éxito.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

34

35 Additionally, Grupo Éxito enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers . The terms of these agreements are not exclusive to Grupo Éxito, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction . (2) The increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return. (3) The increase corresponds to dividends declared in 2025. The reduction mainly corresponds to payments made during the year to third parties from whom furniture and fixed assets were acquired . Note 24 . Income tax Note 24 . 1 . Tax regulations applicable to Grupo Éxito and its Colombian subsidiaries Income tax rate applicable to Éxito and its Colombian subsidiaries a. a . For the taxable years 2025 and 2024 , the corporate income tax rate is 35% . Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15% ; if it is, it must be increased by the necessary percentage points to reach the stated effective rate . b. As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0 % of the net equity held on the last day of the immediately preceding taxable period . c. Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes. d. Since 2007 , the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year . As of 2023 , the rate is 15% . e. The tax rate on dividends distributed to individual residents in Colombia is 15 % when the amount distributed exceeds 1 , 090 UVT (equivalent to $ 54 in 2025 ), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward . For domestic corporations, the applicable tax rate is 10 % when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward . For non - resident individuals and foreign companies, the applicable tax rate is 20 % when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward . When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35 % for both 2025 and 2024 f. The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards . g. The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified. h. 100 % of taxes, fees, and contributions that have been effectively paid during the taxable year, or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations . i. Payments related to employee education contributions are deductible, provided they meet the following conditions : (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees ; (b) payments are made to programs or care centers for employees’ children ; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education . j. VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax. k. The withholding tax rate on income for payments abroad will be 0 % for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10 % for those to whom the Most Favored Nation Clause does not apply . l. The withholding tax rate on income for payments abroad is 20 % for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35 % for management or executive services . m. The withholding tax rate on income for payments abroad to third parties located in non - cooperative jurisdictions, low or no taxation areas, and preferential tax regimes are 35% . n. Starting in 2024 , the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10% . o. Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p. The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

q. The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The aforementioned evaluation has not resulted in any changes.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.
The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer's taxable income under any circumstances.

(a) Tax credits of Almacenes Éxito S.A.

The movement of excess presumptive income over net taxable income of Almacenes Éxito S.A. during the period is as follows:

Balance as of December 31, 2023	**61,415**
Offsetting of excess presumptive income against net income for the prior period	(600)
Offsetting of excess presumptive income against net income for the period	(60,815)
Balance as of December 31, 2024	**-**
Movement of excess presumptive income against net income for the period	-
Balance as of September 30, 2025	**-**

As of September 30, 2025, Almacenes Éxito S.A. has tax losses amounting to $699,023 (December 31, 2024 – $704,357).

The movement of Almacenes Éxito S. A's tax losses during the reported period is as follows:

Balance as of December 31, 2023	**740,337**
Tax loss (profit) generated during the period	(35,980)
Balance as of December 31, 2024	**704,357**
Tax loss (profit) generated during the period	(5,334)
Balance as of September 30, 2025	**699,023**

(b) The movement in the tax losses of the Colombian subsidiaries for the reporting periods is shown below:

Balance as of December 31, 2023	**33,769**
Marketplace Internacional Exito y Servicios S.A.S (i)	364
Transacciones Energéticas S.A.S. E.S.P. (i)	(1,477)
Balance as of December 31, 2024	**32,656**
Marketplace Internacional Éxito y Servicios S.A.S (i)	38
Transacciones Energéticas S.A.S. E.S.P. (ii)	(802)
Balance as of September 30, 2025	**31,892**

(i) Deferred tax assets have not been recognized for these tax losses due to uncertainty regarding the generation of taxable profits as of the reporting date.

(ii) It corresponds to the adjustment of tax losses from prior periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

- Uruguay applies a 25% income tax rate in 2025 (25% in 2024).
- Argentina applies a 30% income tax rate in 2025 (30% in 2024).

36

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	September 30, 2025	December 31, 2024
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	457,962	250,872
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	158,296	151,893
Current income tax assets of subsidiary Onper Investment 2015 S.L.	58,628	41,388
Tax discounts of Almacenes Exito from taxes paid abroad	5,582	5,562
Advance income tax payments from Colombian subsidiaries	5,032	2,611
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	3
Total income tax asset	**685,500**	**452,329**
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	61,158	78,567
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	27,113	22,982
Other current tax assets of subsidiary Onper Investment 2015 S.L.	26	38
Total asset for other taxes	**88,297**	**101,587**
Total current tax assets	**773,797**	**553,916**

Current tax liabilities:

	September 30, 2025	December 31, 2024
Income tax payable from certain Colombian subsidiaries	1,123	-
Income tax liabilities of subsidiary Spice Investments Mercosur S. A	8,215	-
Total income tax liabilities	**9,338**	**-**
Industry and trade tax payable from Almacenes Éxito S.A. and its Colombian subsidiaries	76,216	105,467
Tax on real estate of Almacenes Exito S.A. and its Colombian subsidiaries	8,804	7,832
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	3,711	5,558
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	-	353
Total liabilities for other taxes	**88,731**	**119,210**
Total current tax liabilities	**98,069**	**119,210**

37

Note 24.4. Income tax

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Profit (loss) before income tax	**547,912**	**(698)**	**215,590**	**2,071**
Plus				
Non-deductible expenses	20,762	14,819	1,788	6,871
Financial transactions tax	5,010	7,348	924	1,638
Others (2)	5,037	8,009	3,050	3,795
Minus				
IFRS adjustments with no tax impact (1)	(363,622)	28,508	(126,859)	131,641
Effect of the accounting results of foreign subsidiaries	(54,888)	(143,011)	(22,639)	(36,254)
Non-taxable dividends received from subsidiaries	(21,090)	(68,456)	-	(64,214)
Others (2)	(10,209)	(7,627)	(5,383)	(1,297)
Recovery of accounts receivable	(446)	4,175	(572)	1,514
(Loss) Net income	**128,466**	**(156,933)**	**65,899**	**45,765**
Tax-exempt income	29,234	57,599	29,234	25,264
(Loss) Net income before compensations	**99,232**	**(214,532)**	**36,665**	**20,501**
Compensations	(33,886)	(1,349)	(9,654)	(297)
(Loss)Total Net income after compensations	**65,346**	**(215,881)**	**27,011**	**20,204**
(Net) loss of the parent company and certain Colombian subsidiaries	**(38)**	**(266,569)**	**102**	**537**
Net income of certain Colombian subsidiaries	**65,384**	**50,688**	**26,909**	**19,667**
Taxable net income	**65,384**	**50,688**	**26,909**	**19,667**
Income tax rate	35%	35%	35%	35%
Subtotal (expense) current income tax	**(22,885)**	**(17,741)**	**(9,419)**	**(6,881)**
Occasional income tax (expense)	-	(9)	-	(9)
Adjustment with respect to current income tax from previous years	**(148)**	**(1,776)**	**-**	**-**
Minor adjustments	**-**	**-**	**-**	**-**
Total (expense) income and complementary tax expense of the parent company and some Colombian subsidiaries	**(23,033)**	**(19,526)**	**(9,419)**	**(6,890)**
Total (current tax expense) of foreign subsidiaries	**(28,624)**	**(50,739)**	**(6,661)**	**(12,813)**
Total (income and complementary tax expense), current	**(51,657)**	**(70,265)**	**(16,080)**	**(19,703)**

(1) The IFRS adjustments with no tax impact correspond to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Other accounting expenses with no tax impact (*)	351,348	346,397	115,556	115,436
Accounting provisions	23,750	103,469	6,005	46,285
Net exchange differences	21,799	63,005	26,733	29,360
Non-taxable dividends from subsidiaries	21,090	68,456	-	64,214
Taxable actuarial calculation	1,626	1,299	542	543
Results under the equity method, net	(374,160)	(146,570)	(131,116)	(45,338)
Taxable leases	(203,171)	(215,834)	(63,982)	(70,448)
Other non-taxable accounting (income) expenses, net	(71,572)	9,351	(54,206)	12,124
Non-accounting fiscal costs	(62,370)	(80,240)	(14,261)	(8,387)
Recovery of provisions	(45,545)	(58,496)	(4,903)	(17,839)
Higher fiscal depreciation over accounting depreciation, net	(18,759)	(20,884)	(23,658)	(6,259)
Higher fiscal depreciation over accounting depreciation	(6,067)	-	16,201	-
Excess of fiscal personnel expenses over accounting expenses	(1,589)	(41,445)	231	11,950
Non-deductible taxes	(2)	-	-	-
Total	**(363,622)**	**28,508**	**(126,858)**	**131,641**

(*) It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

38

(2) The 'others' category corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Special deduction for donations to Food Banks and others	2,872	5,363	2,440	3,191
Fines, sanctions, and lawsuits	1,820	608	514	141
Taxes assumed and valuation	345	560	134	238
Deduction for ICA tax paid after the income tax filing	-	1,228	(38)	-
Taxable income - recovery of depreciation on sold fixed assets	-	250	-	200
Non-deductible taxes	-	-	-	25
Total	**5,037**	**8,009**	**3,050**	**3,795**
Recovery of costs and expenses	(3,373)	(3,425)	(1,363)	(71)
Profit (loss) from the sale of fixed assets declared as occasional income	(3,025)	(1,761)	(2,721)	(589)
Deduction for hiring personnel with disabilities	(2,647)	(1,912)	(882)	(637)
Profit (loss) from the sale of fixed assets declared as occasional income	(561)	(529)	32	-
Deduction for ICA tax paid after the income tax filing	(433)	-	(433)	-
Additional 30% deduction for voluntary apprentice wages	(170)	-	(56)	-
Sale price of fixed assets held for less than 2 years.	-	-	40	-
Total	**(10,209)**	**(7,627)**	**(5,383)**	**(1,297)**

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Deferred tax gain (Note 24.5)	9,392	105,540	(26,596)	24,985
Current income tax (expense)	(51,509)	(68,480)	(16,080)	(19,694)
Adjustment in respect of current income tax of prior periods	(148)	(1,776)	-	-
Occasional income tax (expense)	-	(9)	-	(9)
Total income tax (expense)	**(42,265)**	**35,275**	**(42,676)**	**5,282**

Note 24.5. Deferred tax

The composition of deferred tax assets and liabilities, net, for the three jurisdictions in which Grupo Éxito operates, is as follows:

	September 30, 2025		December 31, 2024	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	122,578	-	156,927	-
Uruguay	98,476	-	96,158	-
Argentina	-	(213,076)	-	(304,235)
Total	**221,054**	**(213,076)**	**253,085**	**(304,235)**

The breakdown of deferred tax assets and liabilities at the consolidated level by item is as follows:

	September 30, 2025		December 31, 2024	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	244,076	-	246,525	-
Tax credits	60,098	-	60,098	-
Other provisions	10,235	-	16,735	-
Employee benefits provisions	4,967	-	9,812	-
Inventories	100	(18,352)	13,082	-
Investment property	-	(133,061)	-	(169,051)
Goodwill	-	(217,735)	-	(217,715)
Property, plant, and equipment	160,571	(218,103)	214,759	(268,924)
Leases	654,655	(551,411)	633,397	(531,670)
Others	61,575	(49,637)	43,645	(101,843)
Total	**1,196,277**	**(1,188,299)**	**1,238,053**	**(1,289,203)**

39

40 The movement of deferred tax, net, in the income statement and the statement of comprehensive income is as follows: July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 24,985 (26,596) 105,540 9,392 Profit from deferred tax recognized in income (16,619) 29,731 (129,183) 49,884 Effect of the translation of the deferred tax recognized in other comprehensive income (1) - - (1,776) (148) Adjustment related to current income tax from previous periods 884 - (559) - (Expense) income from deferred tax recognized in other comprehensive income 9,250 3,135 (25,978) 59,128 Total movement of net deferred tax (1) This effect is included in the 'Foreign currency translation difference in Other Comprehensive Income’ line, which arises from the translation at the closing exchange rate of deferred tax assets and liabilities of foreign subsidiaries (Note 27). As of September 30, 2025, the value of temporary differences related to investments in joint ventures, for which no deferred tax has been recognized, amounted to $142,648 (December 31, 2024 - $153,568) Deferred tax items are not expected to be realized within one year. Note 24.6. Effects of the distribution of dividends on the income tax There are no income tax consequences associated with the payment of dividends by Grupo Éxito to its shareholders in 2025 and 2024. Note 24.7. Non - current tax liabilities The balance of $4,866 as of September 30, 2025 (December 31, 2024 – $7,321) corresponds to taxes payable of the subsidiary Libertad S.A. related to federal taxes and the installment - based incentive program. Note 25. Other financial liabilities The balance of the other financial liabilities is as follows: December 31, 2024 September 30, 2025 59,029 55,630 Collections on behalf of third parties (1) 1,174 8,047 Derivative financial instruments (2) 278 215 Derivative financial instruments designated as hedge instruments (3) 60,481 63,892 Total other financial liabilities (1) The income received on behalf of third parties include amounts for which Grupo Éxito acts as an agent, such as travel agency sales and banking services provided to clients . This includes $ - (December 31 , 2024 – $ 11 , 973 ), with related parties (see Note 10 . 5 ) . Because the balance in this line item is immaterial to the financial statements, the Group has decided not to apply the amortized cost method . Under normal circumstances, such liabilities would be measured at amortized cost, using the effective interest rate method . (2) The fair values of these instruments are determined using valuation models commonly used by market participants. As of September 30, 2025, it corresponds to the following operations: Nature of risk hedged Exchange rate Hedged item Notional amount Fair value Forward Foreign currency liability MUSD / $49.500 MEUR / $2.740 8,047 The breakdown of the maturity dates of these instruments as of September 30, 2025 is as follows: Derivative Less than 3 months Between 3 and 6 months Between 6 and 12 months 6,424 1,623 - More than 12 months Total Forward - 8,047 As of December 31, 2024, it corresponds to the following transactions: Nature of risk hedged Forward Exchange rate Hedged item Notional amount Foreign currency liability MUSD / $16.600 MEUR / $4.020 Fair value 1,174

41 The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows: Derivative Less than 3 months Between 3 and 6 months Between 6 and 12 months More than 12 months Total 922 252 - - 1,174 Forward (3) Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants. As of September 30, 2025, the following operations were in place: Nature of risk Hedged item hedged Rate of hedged item Average rates for hedged instruments Fair value recognized in other comprehens i ve income Amount hedged Fair value recognized in the income statement Fair value Forward Exchange rate Trades payable and other payables – Purchase of assets (Note 22) USD/COP 1 USD / $4,823.99 0.240MUSD 63 - 215 The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows: Less than 1 month Between 1 and 3 months Between 3 and 6 months Between 6 and 12 months More than 12 months Total Forward 215 - - - - 215 As of December 31, 2024, the following operations were in place: Nature of risk hedged Hedged item Rate of hedged item Average rates for hedged instruments Amount hedged Fair value recognized in other comprehensi ve income Fair value recognized in the income statement Fair value 278 Forward Exchange rate Trades payable and other payables – Purchase of assets (Note 22) USD/COP 1 USD $4,466.19 5.2MUSD 5,210 - The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows: Total More than 12 months Between 6 and 12 months Between 3 and 6 months Between 1 and 3 months Less than 1 month 278 - - - - 278 Forward The Group has documented the hedge effectiveness tests by assessing that: - The existence of the economic relationship between the hedged item and the hedging instrument - The effect of credit risk does not dominate, - The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is as follows:

	September 30, 2025	December 31, 2024
Deferred revenue (1)	108,027	179,448
Customer loyalty programs	47,029	46,217
Advance payments under lease agreements and other projects (2)	1,588	3,689
Advance payments for fixed assets sold (3)	846	832
Repurchase coupon	91	100
Instalments received under "plan resérvalo"	-	160
Total other liabilities	**157,581**	**230,446**
Current	**157,247**	**230,068**
Non-current	**334**	**378**

(1) It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

Grupo Éxito considers customer loyalty programs and deferred revenue as a contractual liability. The movement of these liabilities during the reporting period is as follows:

	Deferred Revenues	Customer loyalty programs
Balance as of December 31, 2023	**208,126**	**43,990**
Additions	4,394,290	11,370
Revenue recognized	(4,471,130)	(9,450)
Effect of exchange difference from translation into presentation c urrency	(26)	833
Balance as of September 30, 2024	**131,260**	**46,743**
Balance as of December 31, 2024	**179,448**	**46,217**
Additions	5,959,134	13,537
Revenue recognized	(6,028,537)	(11,049)
Effect of exchange difference from translation into presentation c urrency	(2,018)	(1,676)
Balance as of September 30, 2025	**108,027**	**47,029**

(2) This corresponds to the remaining balance of the Locatel contract pending amortization as income from commercial lease premiums.

(3) This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $14.

Note 27. Shareholders' equity

Capital and premium on placement of shares

As of September 30, 2025, and December 31, 2024, the authorized capital of Almacenes Éxito S.A is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of September 30, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on Almacenes Éxito S. A's shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of Almacenes Éxito S.A.

Reserves

Reserves are appropriations made by Almacenes Éxito S.A.'s General Shareholders' Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

- Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of Almacenes Éxito S.A.'s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders'

42

Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.

- Occasional reserve: An occasional reserve established by the General Shareholders' Meeting.
- Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares.
- Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders

Other Comprehensive Income Accumulated

The tax effect on the components of other comprehensive income is shown below:

	September 30, 2025			September 30, 2024			December 31, 2024		
	Gross value	**Tax effect**	**Net value**	**Gross value**	**Tax effect**	**Net value**	**Gross value**	**Tax effect**	**Net value**
(Loss) from financial instruments designated at fair value through other comprehensive income	(16,766)	-	(16,766)	(16,771)	-	(16,771)	(17,531)	-	(17,531)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)	(3,483)	1,544	(1,939)
Translation exchange differences	(2,777,550)	-	(2,777,550)	(2,342,014)	-	(2,342,014)	(2,324,745)	-	(2,324,745)
Gain from cash-flow hedge	14,929	1,423	16,352	10,353	2,052	12,405	12,150	1,423	13,573
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	**(2,801,847)**	**2,967**	**(2,798,880)**	**(2,372,461)**	**3,896**	**(2,368,565)**	**(2,352,586)**	**2,967**	**(2,349,619)**
Other comprehensive income of non - controlling interests			**(47,169)**			**(45,306)**			**(42,615)**
Other comprehensive income of the parent			**(2,751,711)**			**(2,323,259)**			**(2,307,004)**

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to September 30, 2025	**January 1 to September 30, 2024**	**July 1 to September 30, 2025**	**July 1 to September 30, 2024**
Retail sales (1) (Note 40)	15,121,997	14,886,333	4,986,162	4,997,762
Service revenue (2) (Note 40)	679,670	654,800	228,789	233,006
Other revenue (3) (Note 40)	40,349	51,352	13,954	11,661
Total revenue from contracts with customers	**15,842,016**	**15,592,485**	**5,228,905**	**5,242,429**

(1) Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to September 30, 2025	**January 1 to September 30, 2024**	**July 1 to September 30, 2025**	**July 1 to September 30, 2024**
Retail sales, net of sales returns and rebates	15,118,197	14,883,483	4,986,162	4,997,762
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	**15,121,997**	**14,886,333**	**4,986,162**	**4,997,762**

(a) As of September 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of September 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

43

(2) Service revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Real estate related income	280,280	242,093	97,356	85,319
Leases	88,109	85,926	27,999	35,726
Distributors	67,947	69,530	22,054	23,169
Advertising	57,133	59,832	25,513	22,291
Administration of real estate	50,238	44,596	16,705	14,884
Telephone	41,104	35,484	14,318	12,414
Transport	34,668	30,904	11,556	11,157
Commissions (a)	32,116	52,128	7,539	17,121
Banking services	9,452	15,370	3,091	4,649
Money transfers	4,925	5,673	1,367	1,057
Others	13,698	13,264	1,291	5,219
Total service revenue	**679,670**	**654,800**	**228,789**	**233,006**

(a) The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

(3) Other revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Marketing events	13,313	11,913	4,999	4,193
Collaboration agreements (a)	4,860	7,895	1,473	2,419
Financial Services	2,482	2,548	767	775
Asset utilizations	2,306	4,510	(208)	1,431
Royalty revenue	1,539	3,018	503	566
Real estate projects	1,411	1,601	495	386
Recovery of other liabilities	1,076	1,930	1,005	229
Use of parking spaces	998	897	334	266
Technical advisory	34	58	10	15
Recovery of provisions	-	-	-	(3,500)
Others	12,330	16,982	4,576	4,881
Total other revenue	**40,349**	**51,352**	**13,954**	**11,661**

(a) It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Redeban S.A.	4,481	3,843	1,473	1,261
Exito Media	354	1,969	-	871
Alianza Sura	22	830	-	452
Moviired S.A.S.	3	19	-	1
Autos Exito	-	1,234	-	(166)
Total collaboration agreements	**4,860**	**7,895**	**1,473**	**2,419**

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Note 29. Distribution, administrative and selling expenses

The value of distribution, administration, and sales expenses by nature are:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits (Note 30)	1,211,913	1,287,279	387,360	430,553
Depreciation and amortization	434,944	443,983	140,846	146,585
Taxes other than income tax	301,673	310,438	69,742	81,591
Fuels and power	200,161	206,398	62,674	65,350
Repairs and maintenance	165,064	194,862	49,532	57,696
Commissions on debit and credit cards	110,744	114,649	36,310	37,839
Advertising	86,240	113,332	27,921	39,335
Services	84,150	84,355	21,860	23,211
Security services	83,572	88,322	28,717	29,941
Cleaning services	59,954	67,422	18,354	21,911
Professional fees	59,143	66,271	21,524	23,629
Transport	44,303	41,828	16,748	14,395
Administration of trade premises	42,249	40,962	13,665	13,548
Packaging and marking materials	37,200	37,417	12,681	12,521
Leases	34,762	44,520	12,891	13,067
Outsourced	30,855	35,881	8,448	12,580
Insurance	27,247	35,690	8,686	10,678
Credit loss expense (a)	15,209	30,524	3,648	14,715
Commissions	9,794	10,320	3,810	3,160
Legal expenses	9,475	5,269	2,766	1,466
Cleaning and cafeteria	8,468	7,456	3,086	2,376
Expenses for provisions for legal proceedings	7,450	5,197	2,965	2,228
Other commissions	7,291	7,526	2,261	2,490
Stationery, supplies and forms	5,640	5,648	2,089	2,114
Other provision expenses	5,057	4,642	2,312	1,390
Travel expenses	4,397	6,015	1,512	1,934
Ground transportation	2,811	3,058	972	949
Contributions and memberships	2,487	-	753	-
Exito Media collaboration agreement	381	-	65	-
Seguros Éxito collaboration agreement	73	3,324	-	-
Assistance	42	-	11	-
Autos Éxito collaboration agreement	-	-	-	(166)
Others	215,708	198,100	77,797	69,017
Total distribution, administrative and selling expenses	**3,308,457**	**3,500,688**	**1,042,006**	**1,136,103**
Total distribution expenses	**1,850,571**	**1,936,526**	**585,572**	**628,678**
Total administrative and selling expenses	**245,973**	**276,883**	**69,074**	**76,872**
Employee benefit expenses	**1,211,913**	**1,287,279**	**387,360**	**430,553**

(a) This amount includes the following items:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Allowance for expected credit losses (Note 8.1)	15,062	30,119	3,585	14,614
Inflationary adjustments	156	455	78	217
Write-off of receivables	(9)	(50)	(15)	(116)
Total	**15,209**	**30,524**	**3,648**	**14,715**

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Note 30. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Wages and salaries	1,002,102	1,061,416	321,771	355,418
Contributions to the social security system	34,203	37,113	10,689	11,336
Other short-term employee benefits	40,052	43,124	13,221	14,132
Total short-term employee benefit expenses	**1,076,357**	**1,141,653**	**345,681**	**380,886**
Post-employment benefit expenses, defined contribution plans	100,557	107,616	30,125	35,369
Post-employment benefit expenses, defined benefit plans	2,024	2,006	596	599
Total post-employment benefit expenses	**102,581**	**109,622**	**30,721**	**35,968**
Termination benefit expenses	13,643	13,442	3,700	5,537
Other personnel expenses	19,076	22,370	7,157	8,083
Other long-term employee benefits	256	192	101	79
Total employee benefit expenses	**1,211,913**	**1,287,279**	**387,360**	**430,553**

The cost of employee benefits included in the cost of sales is shown in Note 11.2.

Note 31. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Recovery allowance for expected credit losses (Note 8.1.)	14,267	18,604	3,808	9,462
Recovery of other provisions	6,255	3,756	(620)	3,574
Recovery of other liabilities	6,014	17,702	1,156	324
Other indemnification (1)	4,907	3,581	1,348	1,008
Recovery of provisions for legal proceedings	3,225	5,943	1,020	1,148
Recovery of costs and expenses from taxes other than income tax	2,435	2,052	(122)	24
Insurance indemnification	940	2,565	245	1,478
Recovery from restructuring processes	-	1,686	-	-
Recovery of provision for taxes other than income taxes	-	242	-	1
Total other operating revenue	**38,043**	**56,131**	**6,835**	**17,019**

(1) It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $4,635 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Restructuring expenses	(4,779)	(56,790)	(3,032)	(24,999)
Other provisions (1)	-	(12,461)	-	(7,266)
Others (2)	1,510	(15,196)	2,736	(336)
Total other operating expenses	**(3,269)**	**(84,447)**	**(296)**	**(32,601)**

(1) It corresponds to the store and shop closure plan as of September 2024.

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(2) It corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Tax on wealth	2,734	(1,312)	2,956	2
Corporate projects	(231)	-	(21)	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,948)	-	(408)
Fees for projects for the implementation of norms and laws	-	(1,134)	-	71
Severance expenses	-	-	328	-
Closed stores expenses	-	-	466	-
Others	(993)	(802)	(993)	(1)
Total others	**1,510**	**(15,196)**	**2,736**	**(336)**

Other net (loss) income

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain from the early termination of lease contracts	17,302	1,447	8,811	257
Reversal of impairment losses on assets	9,518	590	1,382	590
Gain (loss) on sale of property, plant and equipment	7,055	2,327	107	752
Gain on sale of assets	4,320	3,001	2,051	84
Gain (loss) on derecognition of right-of-use assets	(57)	-	-	-
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(12,485)	(7,974)	(2,684)	(1,345)
Total other net (loss) income	**25,653**	**(609)**	**9,667**	**338**

Note 32. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain from foreign exchange differences	54,860	46,993	(17,867)	5,676
Interest income on cash and cash equivalents (Note 7)	28,228	24,017	13,207	5,692
Gain from liquidated derivative financial instruments	4,363	13,598	599	9,622
Gains from valuation of derivative financial instruments	467	16,052	145	(5,272)
Net monetary position results, effect of the statement of profit or loss (1)	-	63,334	-	15,543
Other financial income	4,013	13,189	(62)	2,995
Total financial income	**91,931**	**177,183**	**(3,978)**	**34,256**
Interest expense on lease liabilities (Note 15.2)	(117,400)	(110,582)	(40,809)	(36,483)
Interest expense on loan and borrowings	(114,692)	(179,481)	(32,619)	(62,782)
Net monetary position result, effect in the income statement (1)	(51,837)	-	(8,337)	-
(Loss) from liquidated derivative financial instruments	(27,584)	(22,426)	(10,747)	(1,417)
(Loss) from foreign exchange differences	(16,383)	(68,724)	22,879	(24,218)
Net monetary position expense, effect of the statement of financial position	(13,220)	(21,730)	(3,012)	(7,074)
Loss from fair value changes in derivative financial instruments	(11,337)	(431)	(1,379)	571
Commission expenses	(3,358)	(4,620)	(854)	(803)
Factoring expenses	973	(68,116)	2,531	(13,254)
Other financial expenses	(2,733)	(13,574)	(898)	(3,559)
Total financial expenses	**(357,571)**	**(489,684)**	**(73,245)**	**(149,019)**
Net financial result	**(265,640)**	**(312,501)**	**(77,223)**	**(114,763)**

47

(1) The index used to adjust for inflation the financial statements of the subsidiary Libertad S.A. is the Domestic Wholesale Price Index (IPIM) published by the National Institute of Statistics and Censuses of the Republic of Argentina (INDEC). The following are the indices and conversion factors used:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
June 30, 2024	10,665.28	61.5%
December 31, 2024	11,034.04	67.1%
September 30, 2025	13,243.42	20.0%

Note 33. Earnings per share

The basic earnings per share are calculated based on the weighted average number of shares outstanding for each category during the year.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending September 30, 2025, and September 30, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net profit (loss) attributable to equity holders of the parent (basic)	**382,917**	**(91,331)**	**142,905**	**(34,733)**
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share to equity holders of the parent (in Colombian pesos)	**295.04**	**(70.37)**	**110.11**	**(26.76)**

In continuing operations:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net profit from continuing operations (basic)	**505,647**	**34,577**	**172,914**	**7,353**
Less net income from continuing operations attributable to non-controlling interests	122,730	125,908	30,009	42,086
Net profit (loss) from continuing operations attributable to the equity holders of the parent (basic)	**382,917**	**(91,331)**	**142,905**	**(34,733)**
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	**295.04**	**(70.37)**	**110.11**	**(26.76)**

Note 34. Impairment of assets

As of September 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 8).

As of December 31, 2024, Grupo Éxito performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

48

49 December 31, 2024 September 30, 2025 Fair value Carrying amount Carrying amount Fair value 9,618 10,107 7,503 7,960 Financial assets 402 402 382 382 Trade receivables and other accounts receivable at amortized cost 4,469 4,469 473 473 Investments in private equity funds - - - - Forward contracts measured at fair value through income (Note 12) 13,302 13,302 - - Forward contracts denominated as hedge instruments (Note 12) 1,437 1,437 4,095 4,095 Equity investments (Note 12) Non - financial assets 4,492,917 1,828,326 4,315,595 1,730,627 Investment property (Note 14) 4,378 2,645 4,378 2,645 Property, plant and equipment, and investment property held for sale (Note 41) Financial liabilities 1,906,048 1,907,673 2,174,832 2,176,281 Loans and borrowings (Note 20) 350,776 350,776 - - Put option (Note 20) 278 278 215 215 Forwards contracts denominated as hedge instruments (Note 25) 1,174 1,174 8,047 8,047 Forward contracts measured at fair value through income (Note 25) Non - financial liabilities 46,217 46,217 47,029 47,029 Customer loyalty liability (Note 26)

50 To estimate fair values, the methods and assumptions detailed below were used: Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons. Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates. Discounted cash flows method Level 2 Loans at amortized cost N/A The value of the fund unit is given by the pre - close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager. Unit value Level 2 Investments in private equity funds Peso/US Dollar exchange rate set out in the forward contract . Market representative exchange rate on the date of valuation . Forward points of the Peso - US Dollar forward market on the date of valuation . Number of days between valuation date and maturity date . Zero - coupon interest rate . The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero - coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used. Colombian Peso - US Dollar forward alue Level 2 Forward contracts measured at fair v through income N/A The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves. Quoted market prices Level 2 Equity investments 12 - month CPI + basic points negotiated Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates. Discounted cash flows method Level 2 Investment in bonds N/A A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation. Comparison or market method Level 2 Investment property Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%) A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flow (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period. Discounted cash flows method Level 3 Investment property Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method Level 2 Investment property

51 Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets Physical value of building and land. The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance — either diligent or neglected — is assessed, which is referred to as depreciation. Replacement cost method Level 2 Investment property Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method held for Level 2 Non - current assets classified as trading

52 Significant input data Description of the valuation technique Valuation technique Hierarchy level Liabilities Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates. Discounted cash flows method Level 2 Financial liabilities measured at amortized cost Peso/US Dollar exchange rate set out in the forward contract . Market representative exchange rate on the date of valuation . Forward points of the Peso - US Dollar forward market on the date of valuation . Number of days between valuation date and maturity date . Zero - coupon interest rate . The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero - coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used. Colombian Peso - US Dollar Forward Nivel 2 Forward contracts measured at fair value through profit or loss Number of points redeemed, expired and issued. Point value. Expected redemption rate The loyalty liability is periodically updated based on the average market value of the point over the past 12 months and the effect of the expected redemption rate, determined at each transaction with the customer . Market value Level 3 Customer loyalty liability Reference Banking Index (RBI) + basis points in accordance with risk profile Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non - cancellable period . Discounted cash flows method Level 2 Lease liabilities As of September 30, 2025, the value of the put option is recognized based on the share purchase agreements entered into between the parties. It is measured at fair value, which corresponds to the agreed - upon amount between the parties for transferring the liability under current market conditions. Market value Level 3 Put option

53 Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change. No transfers between level 1 and level 2 hierarchies occurred during the period ended September 30, 2025. Note 36. Contingencies Contingent assets As of September 30, 2025, Grupo Éxito does not have any significant contingent assets that need to be disclosed. Contingent liabilities The following are the contingent liabilities as of September 30, 2025, and December 31, 2024: (a) The following legal proceedings are being carried out with the aim of ensuring that Grupo Éxito does not pay the amounts claimed by the plaintiff: - Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $ 42 , 872 (December 31 , 2024 - $ 42 , 210 ) related to the notification of special requirement 112382018000126 dated September 17 , 2018 , through which the income tax return for 2015 was proposed to be amended . In September 2021 , Almacenes Éxito S . A . received a new notification from the DIAN confirming its proposal . However, external advisors consider the process as a contingent liability . - Nullity of resolution N ƒ 2024008001 dated August 5 , 2024 , imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N ƒ 0034 dated November 8 , 2024 , for $ 4 , 175 (December 31 , 2024 - $ 4 , 175 ) . - Nullity of the Official Revision Settlement GGI - FI - LR - 50716 - 22 dated November 22 , 2022 , through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI - DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 901 (December 31 , 2024 - $ 3 , 790 ) . - Nullity of the Official Revision Settlement GGI - FI - LR - 50712 - 22 dated November 2 , 2022 , through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI . DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 353 (December 31 , 2024 - $ 3 , 291 ) . - Nullity of the penalty resolution from September 2020 , which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $ 2 , 876 (December 31 , 2024 - $ 2 , 734 ) . - Nullity of the Official Review Settlement GGI - FI - LR - 50720 - 22 from December 6 , 2022 , which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI - DT - RS - 329 - 2023 from December 4 , 2023 , which resolves the reconsideration appeal, for $ 2 , 773 (December 31 , 2024 - $ 2 , 664 ) . - Nullity of the Official Assessment Settlement 00019 - TS - 0019 - 2021 from February 24 , 2021 , through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019 , and the nullity of Resolution 5 - 3041 - TS 0019 - 2021 from November 10 , 2021 , through which the reconsideration appeal is resolved, for $ 1 , 285 (December 31 , 2024 - $ 1 , 226 ) . (b) Guarantees: - Almacenes Éxito S.A provided a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of September 30, 2025, the value amounts to $4,668 (as of December 31, 2024, $3,967). - Almacenes Éxito S . A . provided a bank guarantee until July 10 , 2025 , to the third - party SINOGLAS, to ensure the payment for the purchase of goods (products and supplies) amounting to $ 595 . - Almacenes Éxito S . A . acts as a guarantor for a loan in favor of its subsidiary Libertad S . A . for a period of five years, with the aim of supporting the restructuring of its debt and optimizing its financial costs, amounting to $ 195 , 065 . - The subsidiary Éxito Viajes y Turismo S . A . S . provided a guarantee in favor of JetSmart Airlines S . A . S . for $ 400 to ensure compliance with the payment obligations associated with the airline ticket sales contract (December 31 , 2024 : $ 400 ) . - The subsidiary Éxito Viajes y Turismo S . A . S . is involved in a consumer protection lawsuit, which is being defended under the provisions of Article 4 of Decree 557 issued by the Ministry of Commerce, Industry, and Tourism, applicable since the declaration of the sanitary emergency on March 12 , 2020 , for an amount of $ 613 corresponding to 129 proceedings . - The subsidiary Transacciones Energéticas S . A . S . E . S . P . provided guarantees to the following third parties to secure the payment of charges for the use of the regional transmission system and the local electricity distribution system :

Third-party	Value $
Enel Colombia S.A. E.S.P.	1,215
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellin E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del Norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales Eléctricas de Nariño S.A. E.S.P.	4

- At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 some subsidiaries and Almacenes Éxito S.A., acting as joint debtor for some of its subsidiaries, have provided certain guarantees to these third parties. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. Éxito acts as joint debtor of Patrimonio Autónomo Viva Barranquilla.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Exito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Berkley International Seguros Colombia S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders' Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of $21.11 Colombian pesos per share. The amount paid during the period ended September 30, 2025, amounted to $27,441.

The dividends declared and paid during the period ended September 30, 2025, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	89,736	56,316
Patrimonio Autónomo Viva Villavicencio	9,855	10,690
Patrimonio Autónomo Centro Comercial	5,762	6,283
Grupo Disco Uruguay S.A.	5,678	51,225
Éxito Viajes y Turismo S.A.S.	3,534	3,534
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,496	2,680
Patrimonio Autónomo Viva Laureles	2,273	2,331
Patrimonio Autónomo Viva Sincelejo	1,309	1,295
Patrimonio Autónomo Viva Palmas	808	820
Almacenes Exito Inversiones S.A.S.	-	6,954
Total	**121,451**	**142,128**

At the General Shareholders' Meeting of Almacenes Éxito S.A. held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of $50.49 Colombian pesos per share. The amount paid during the year ending December 31, 2024, amounted to $65,502.

54

The dividends declared and paid during the annual period ended December 31, 2024, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Exito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	**176,872**	**199,875**

Note 38. Seasonality of transactions

Grupo Éxito's operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, , mainly due to the Christmas and holiday season and the "Special Price Days" event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, Grupo Éxito adequately disclosed its capital and financial risk management policies in the consolidated financial statements presented at the end of that year. No changes have been made to these policies during the nine-months period ended September 30, 2025.

Note 40. Operating segments

The three reportable segments of Grupo Éxito, which meet the definition of operating segments, are the following:

Colombia:

- Revenues and services from the commercial activity in Colombia, with stores under the brands Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista, and the B2B format.

Argentina:

- Revenues and services from the commercial activity in Argentina, with stores under the brands Libertad.

Uruguay:

- Revenues and services from the commercial activity in Uruguay, with stores under the brands Disco, Devoto, and Géant.

Retail sales by each of the segments are as follows:

Operating segment	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Colombia	11,422,360	10,913,143	3,869,337	3,709,367
Argentina	686,323	1,042,048	152,252	353,603
Uruguay	3,013,314	2,931,578	964,573	935,228
Total consolidated sales	**15,121,997**	**14,886,769**	**4,986,162**	**4,998,198**
Eliminations	-	(436)	-	(436)
Total consolidated sales	**15,121,997**	**14,886,333**	**4,986,162**	**4,997,762**

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The following is additional information by operating segment:

	For the period ended September 30, 2025					
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	11,422,360	686,323	3,013,314	15,121,997	-	15,121,997
Service revenue	613,851	43,912	21,907	679,670	-	679,670
Other revenue	35,282	-	5,138	40,420	(71)	40,349
Gross profit	2,680,689	227,114	1,122,809	4,030,612	-	4,030,612
Operating profit	516,733	(62,388)	328,237	782,582	-	782,582
Depreciation and amortization	416,351	25,169	75,420	516,940	-	516,940
Net finance result	(206,226)	(61,558)	2,144	(265,640)	-	(265,640)
Profit before income tax from continuing operations	341,477	(123,946)	330,381	547,912	-	547,912
Tax expense	(57,381)	64,833	(49,717)	(42,265)	-	(42,265)

	For the period ended September 30, 2024					
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	10,913,143	1,042,048	2,931,578	14,886,769	(436)	14,886,333
Service revenue	587,181	45,454	22,166	654,801	(1)	654,800
Other revenue	45,370	2	5,980	51,352	-	51,352
Gross profit	2,487,219	344,764	1,076,055	3,908,038	-	3,908,038
Operating profit	144,584	(23,976)	257,817	378,425	-	378,425
Depreciation and amortization	428,876	25,586	71,915	526,377	-	526,377
Net finance result	(272,163)	(13,387)	(26,951)	(312,501)	-	(312,501)
Profit before income tax from continuing operations	(194,201)	(37,363)	230,866	(698)	-	(698)
Tax expense	86,247	(772)	(50,200)	35,275	-	35,275

	For the three-months period ended September 30, 2025					
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminaciones (2)	Total
Retail sales	3,869,337	152,252	964,573	4,986,162	-	4,986,162
Service revenue	214,088	11,018	3,683	228,789	-	228,789
Other revenue	12,106	-	1,919	14,025	-	14,025
Gross profit	910,911	50,795	350,350	1,312,056	-	1,312,056
Operating profit	208,971	(18,058)	95,343	286,256	-	286,256
Depreciation and amortization	135,896	6,341	25,172	167,409	-	167,409
Net finance result	(67,655)	(5,659)	(3,909)	(77,223)	-	(77,223)
Profit before income tax from continuing operations	147,873	(23,717)	91,434	215,590	-	215,590
Tax expense	(32,812)	7,117	(16,981)	(42,676)	-	(42,676)

	For the three-months period ended September 30, 2024					
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,709,367	353,603	935,228	4,998,198	(436)	4,997,762
Service revenue	204,013	20,978	8,016	233,007	(1)	233,006
Other revenue	9,443	(2)	2,220	11,661	-	11,661
Gross profit	829,413	113,409	343,559	1,286,381	-	1,286,381
Operating profit	75,240	(14,040)	73,834	135,034	-	135,034
Depreciation and amortization	142,780	7,691	24,417	174,888	-	174,888
Net finance result	(82,637)	(16,925)	(15,201)	(114,763)	-	(114,763)
Profit before income tax from continuing operations	(25,597)	(30,965)	58,633	2,071	-	2,071
Tax expense	12,270	12,699	(19,687)	5,282	-	5,282

(1) Non-operating companies, *holding* companies that hold shares of the operating companies, are assigned for segment reporting purposes to the geographical area to which the operating companies belong. In cases where the *holding* company holds investments in multiple operating companies, it is assigned to the most significant operating company.

(2) It refers to the balances of transactions conducted between the segments that are eliminated in the financial statement consolidation process.

56

57 Total assets and liabilities by segment are not reported internally for management purposes and, consequently, are not disclosed. Note 41. Assets held for sale Assets held for sale Grupo Éxito’s management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for Grupo Éxito . As a result of this plan, some of the property, plant, and equipment, as well as some of the investment properties, have been classified as assets held for sale . The balance of assets held for sale reflected in the statement of financial position is as follows: December 31, 2024 September 30, 2025 2,645 2,645 Investment property It refers to the La Secreta parcel, negotiated with the buyer in 2019 . As of December 31 , 2024 , 59 . 12 % of the payment for the property has been received . The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025 . The deed for the contribution to the trust was signed on December 1 , 2020 , and registered on December 30 , 2020 . No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets . Note 42 . Subsequent Events No subsequent events occurred after the reporting period that represent significant changes in the Company’s financial position or operations, or that, due to their relevance, need to be disclosed in the financial statements.

1 Almacenes Éxito S.A. Condensed separate financial statements for interim periods As of September 30, 2025, and December 31, 2024, and for the nine - month and three - month periods ended September 30, 2025, and 2024

2 Almacenes Éxito S.A. Condensed Separate Statement of Financial Position for Interim Periods As of September 30, 2025, and December 31, 2024, (Amounts expressed in millions of Colombian pesos) December 31, 2024 September 30, 2025 Notes Current assets 856,675 570,852 6 Cash and cash equivalents 314,528 238,804 7 Trade receivables and other receivables 13,694 14,895 8 Prepayments 53,633 71,731 9 Receivables from related parties 2,230,260 2,434,155 10 Inventories, net 4,469 473 11 Financial assets 495,669 682,897 23 Tax assets 2,645 2,645 40 Assets held for sale 3,971,573 4,016,452 Total current assets Non - current assets 13,867 10,849 7 Trade receivables and other receivables 9,622 8,140 8 Prepayments - 1,725 9 Receivables from related parties 1,839 4,476 11 Financial assets 176,378 131,450 23 Deferred tax assets 1,861,804 1,768,672 12 Property, plant and equipment, net 64,177 63,528 13 Investment property, net 1,525,968 1,573,969 14 Rights of use asset, net 171,861 161,231 15 Other intangible assets, net 1,453,077 1,453,077 16 Goodwill 4,653,658 4,924,672 17 Investments accounted for using the equity method 398 398 Other assets 9,932,649 10,102,187 Total non - current assets 13,904,222 14,118,639 Total assets Current liabilities 1,553,175 1,829,233 19 Loans, borrowings, and other financial liability 3,336 5,015 20 Employee benefits 33,397 15,202 21 Provisions 114,552 172,235 9 Payables to related parties 3,129,255 3,216,955 22 Trade payables and other payable 315,308 285,621 14 Lease liabilities 108,668 81,024 23 Tax liabilities 161,672 54,514 24 Other financial liabilities 172,002 99,926 25 Other liabilities 5,591,365 5,759,725 Total current liabilities Non - current liabilities 128,672 - 19 Loans, borrowings, and other financial liability 16,186 16,186 20 Employee benefits 13,843 13,362 21 Provisions 22,195 1,620 22 Trade payables and other payables 1,443,071 1,532,350 14 Lease liabilities 378 334 25 Other liabilities 1,624,345 1,563,852 Total non - current liabilities 7,215,710 7,323,577 Total liabilities Equity 4,482 4,482 26 Issued share capital 1,491,467 1,518,855 26 Reserves 5,192,563 5,271,725 Other equity components 6,688,512 6,795,062 Total equity 13,904,222 14,118,639 Total liabilities and equity The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

3 Almacenes Éxito S.A. Condensed Separate Statement of profit of loss for Interim Periods For the nine - month and three - month periods ended September 30, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 Notes Continuing operations 3,815,390 3,973,184 11,251,640 11,727,575 27 Revenue from contracts with customers (3,085,897) (3,176,441) (9,042,039) (9,374,252) 10 Cost of sales 729,493 796,743 2,209,601 2,353,323 Gross profit (714,922) (685,051) (2,196,002) (2,090,769) 28 Distribution, administrative and selling expenses 13,315 4,867 38,010 27,270 30 Other operating revenue (32,010) 773 (80,742) (231) 30 Other operating expenses (177) (205) (3,134) 7,207 30 Other (loss) income, net (4,301) 117,127 (32,267) 296,800 Operating profit (loss) 5,919 16,299 67,722 55,979 31 Financial income (100,823) (98,648) (378,369) (299,230) 31 Financial cost 45,338 131,116 146,570 374,160 32 Share of profit in associates and joint ventures (53,867) 165,894 (196,344) 427,709 Profit (loss) before income tax from continuing operations 19,134 (22,989) 105,013 (44,792) 23 Income tax (expense) (34,733) 142,905 (91,331) 382,917 Profit for the year Earnings per share (*) Basic earnings per share (*): (26.76) 110.11 (70.37) 295.04 33 Basic earnings per share from continuing operations (*) Amounts expressed in Colombian pesos. The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

4 Almacenes Éxito S . A . Condensed Separate Statement of Comprehensive Income for Interim Periods For the nine - month and three - month periods ended September 30 , 2025 , and 2024 (Amounts expressed in millions of Colombian pesos) July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 Notes (34,733) 142,905 (91,331) 382,917 Net profit (loss) for the period Other comprehensive income Components of other comprehensive income that will not profit and loss, net of taxes be reclassified to 26 Gain (Loss) from financial instruments designated at fair value comprehensive Income through other 140 784 (259) 706 140 784 (259) 706 Total other comprehensive income that will not be reclassified to period results, net of taxes Components of other comprehensive income that may be and loss, net of taxes reclassified to profit (121,610) (239,799) (19,992) (448,192) 26 Gain (loss) from translation exchange differences (1) (1,645) 1,295 1,038 2,779 26 Gain from cash flow hedge (123,255) (238,504) (18,954) (445,413) Total other comprehensive income that may be reclassified of taxes to profit or loss, net (123,115) (237,720) (19,213) (444,707) Total other comprehensive income (157,848) (94,815) (110,544) (61,790) Total comprehensive income Earnings per share Basic earnings per share (*): (121.62) (73.05) (85.17) (47.61) 33 Basic earnings per share from continuing operations (*) Amounts expressed in Colombian pesos. (1) Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency. The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.
Condensed Separate Statement of Changes in Equity for Interim Periods
As of September 30, 2025, and 2024
(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares reacquired	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total equity
	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)			
Balance on December 31, 2023	**4,482**	**4,843,466**	**(319,490)**	7,857	509,918	418,442	155,412	339,496	**1,431,125**	**(2,304,046)**	**534,333**	**1,910,807**	**6,100,677**
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(91,331)	-	(91,331)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(8,721)	-	-	(8,721)
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,108)	(82,108)
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	564,827	564,827
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(10,492)	-	57,614	47,122
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(11)	-	(116)
Balance on September 30, 2024	**4,482**	**4,843,466**	**(319,490)**	7,857	586,096	418,442	155,412	323,682	**1,491,489**	**(2,323,259)**	**316,993**	**2,451,140**	**6,464,821**
Balance on December 31, 2024	**4,482**	**4,843,466**	**(319,490)**	7,857	586,096	418,442	155,412	323,660	**1,491,467**	**(2,307,004)**	**464,211**	**2,511,380**	**6,688,512**
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)
Net profit	-	-	-	-	-	-	-	-	-	-	382,917	-	382,917
Other comprehensive income	-	-	-	-	-	-	-	-	-	(450,504)	-	-	(450,504)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(168,174)	(168,174)
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	168,432	168,432
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	5,797	-	194,693	200,490
Other movements	-	-	-	-	-	-	-	-	-	-	787	-	787
Balance on September 30, 2025	**4,482**	**4,843,466**	**(319,490)**	7,857	613,484	418,442	155,412	323,660	**1,518,855**	**(2,751,711)**	**793,129**	**2,706,331**	**6,795,062**

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

5

6 Almacenes Éxito S.A. Condensed Separate Statement of Cash Flows for Interim Periods For the periods ended September 30, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to September 30, 2024 (1) January 1 to September 30, 2025 Notes Operating activities (91,331) 382,917 Profit (loss) for the year Adjustments to reconcile profit for the year 1,563 (135) 23 Current income tax (106,576) 44,927 23 Deferred tax 264,700 238,523 31 Interest, loans and lease expenses 21,748 (16,816) Losses (gain) due to difference in unrealized exchange (1) (15,621) 10,870 31 Losses (gains) on fair valuation of derivative financial instruments 6,759 (20) 7.1 Expected credit loss (gains), net 10,560 (8,575) 10.1 Impairment of property, plant and equipment and investment property, net 1,677 1,678 20 Employee benefit provisions 65,642 204 21 Provisions and reversals 396,576 382,559 12; 13; 14 Depreciation of property, plant and equipment, right of use asset and investment property 19,743 18,773 15 Amortization of other intangible assets (146,570) (374,160) 32 Share of profit from equity method investments 3,355 (7,190) (Gains) losses on disposal and retirement of property, plant and equipment, intangibles, investment properties, right - of - use assets, and other assets 432,225 673,555 Operating result before changes in working capital 99,915 116,752 Decrease (increase) in trade receivables and other receivables (3,568) 281 Decrease (Increase) in prepayments 37,148 (20,242) (Increase) decrease in receivables from related parties (378,342) (195,320) (Increase) decrease in inventories 14,182 17,653 Decrease in tax assets (39,067) (18,880) 21 Payments in other provisions (919,440) 96,390 Increase (Decrease) in trade payables and other accounts payable (124,887) 57,683 Increase (Decrease) in accounts payable to related parties (25,385) (27,644) (Decrease) in tax liabilities (71,314) (72,120) (Decrease) in other liabilities (198,380) (198,698) Income tax, net (1,176,913) 429,410 Net cash flows (used in) from operating activities Investing activities 34,884 (271,363) Contributions to and returns from subsidiaries and joint ventures (109,025) (71,508) 12.1 Acquisition of property, plant and equipment (8,502) (6,314) 15 Acquisition of other intangible assets 2,052 7,290 Proceeds of the sale of property, plant and equipment 123,671 79,704 Dividends received 43,080 (262,191) Net cash flows (used in) provided by investing activities Financing activities 23 - Cash flows from changes in ownership interests of subsidiaries that do not result in loss of control 72 (2,637) Payments made for financial assets 34,751 (113,968) Payments received from collections on behalf of third parties 1,197,515 793,400 19 Proceeds from loans and borrowings (111,846) (635,677) 19 Payments of loans and borrowings (132,409) (128,573) 19 Payments of interest of loans and borrowings (221,908) (220,429) 14.2 Lease liabilities paid (111,562) (117,717) 14.2 Interest in lease liabilities paid (15,145) (27,441) Dividends paid 639,491 (453,042) Net cash flows (used in) provided by financing activities (494,342) (285,823) Net (decrease) increase in cash and cash equivalents 980,624 856,675 6 Cash and cash equivalents at the beginning of period 486,282 570,852 6 Cash and cash equivalents at the end of period The accompanying notes are an integral part of the unaudited condensed separate interim financial statements. ((1) Some figures in the September 2024 financial statements have been disaggregated, providing users with greater detail. Th e Company's management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

7 Note 1. General information Almacenes Éxito S.A. (hereinafter, the Company) was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company's duration is set to expire on December 31, 2150 The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; it is a foreign issuer at the U.S. Securities and Exchange Commission (SEC). The issuance of the condensed separate financial statements for the interim periods as of June 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated November 11, 2025. The Company’s corporate purpose primarily consists of: - Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means. - Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy. - Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services. - Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments. - Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate . - Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use ; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets - Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms . From January 22 , 2024 , as of September 30 , 2025 , the immediate parent company of the Company is Cama Commercial Group Corp . , which holds 86 . 84% (direct) stake in the Company’s share capital . Cama Commercial Group Corp . is controlled by Clarendon Worldwide S . A . , which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S . A . Note 2. Preparation bases and other material accounting policies The separate financial statements as of December 31 , 2024 , and the condensed separate financial statements for the interim periods as of September 30 , 2025 , and for the periods ended September 30 , 2025 , and September 30 , 2024 ; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009 , regulated by Decree 2420 of 2015 , "Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance," along with the other amending decrees . The condensed separate financial statements for the interim periods ended September 30 , 2025 , and September 30 , 2024 , are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31 , 2024 , which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS . The notes to these condensed interim separate financial statements do not provide non - significant updates to the information provided in the notes to the separate financial statements as of December 31 , 2024 . Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito's financial position and operating performance since December 31 , 2024 , and to update the information presented in the separate financial statements as of December 31 , 2024 . The separate financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non - current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale . The Company has prepared separate financial statements on the basis that it will continue as a going concern . Note 3. Accounting policies The condensed separate financial statements for the interim periods as of September 30 , 2025 , have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the separate financial statements as of December 31 , 2024 , which are duly disclosed in the separate financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1 , 2025 . The adoption of the new standards effective from January 1 , 2025 , as mentioned in Note 4 . 1 , did not result in significant changes to these accounting policies compared to those used in the preparation of the separate financial statements as of December 31 , 2024 , and no significant impacts were observed upon adoption .

8 Note 4. Regulatory changes Note 4.1. Standards and Interpretations issued by the International Accounting Standards Board - IASB applicable to the Company Standard Description Impact This amendment had no impact on the financial statements. Convertibility Amendment to IAS 21 – Lack of This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements . The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations . Note 4.2. New standards and Interpretations Issued, not yet effective Standard IFRS 18 - Presentation and Disclosu re in the Financial Statements Description This standard replaces NIC 1 - Presentation of Financial Statements, transferring many of its requirements without any changes. Impact It is estimated that no significant impacts will arise from the application of this IFRS . Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions . It introduces three sets of new requirements : a. Improvement of the comparability of the income statement : Currently, there is no specific structure for the income statement . Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability . The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement and requires all companies to present new defined subtotals . b. Greater transparency of performance measures defined by management : Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement . The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management - defined performance measures . c. A more useful grouping of information in the financial statements : Investor analysis is hindered if the disclosed information is too summarized or too detailed . The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes . Accountability: Disclosures IFRS 19 - Subsidiaries without P ublic It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users . Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS . This standard will address these challenges in the following ways : - Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements . - Reducing disclosure requirements and adapting them to the needs of the users of their financial statements It is estimated that no significant impacts will arise from the application of this IFRS .

Standard	Description	Impact
	A subsidiary applies IFRS 19 if and only if: a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and b. The subsidiary's immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.	
Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments	This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value. With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs. Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized. The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.	It is estimated that no significant impacts will arise from the application of these amendments.
Annual Improvements to IFRS Standards	This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation	It is estimated that no significant impacts will arise from the application of these improvements.
Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.	In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments. Key aspects of this amendment include: - Clarifying the application of the own-use requirements. - Allowing hedge accounting when these contracts are used as hedging instruments. - Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company's financial performance and cash flows.	It is estimated that no significant impacts will arise from the application of these amendments.
IFRS S1 - General requirements for sustainability-related financial disclosures.	The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity's cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as 'sustainability-related risks and opportunities that could reasonably be expected to affect the entity's outlook.' The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.
IFRS S2 - Climate-related Disclosures.	The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity's	The Management is evaluating the impacts of the application of this IFRS.

9

Standard	Description	Impact
	cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as 'climate-related information'). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	
IFRS 19 Subsidiaries without Public Accountability: Disclosures	This amendment complements the updating work on this standard by including reduced disclosure requirements for other standards or amendments issued up to February 2021. The new amendments specifically reduce the disclosure requirements in: - IFRS 18 Presentation and Disclosure in Financial Statements - Supplier Finance Arrangements (amendments to IAS 7 and IFRS 7) - International Tax Reform – Pillar Two Model Rules (amendments to IAS 12) - Lack of Exchangeability (amendments to IAS 21) - Classification and Measurement of Financial Instruments (amendments to IFRS 7 and IFRS 9) With these amendments, IFRS 19 now reflects the changes in IFRS Accounting Standards that will become effective from 1 January 2027, when the standard itself comes into force.	It is estimated that no significant impacts will arise from the application of these amendments.

Note 5. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares ("BDRs"), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM has approved the procedures and conditions for the voluntary discontinuation of the BDR program ("BDR Program").

On July 16, 2025, the Brazilian Securities and Exchange Commission ("CVM") approved the cancellation of the Company's registration as a foreign issuer, category "A," with the CVM ("BDRs Program")

On August 4, 2025, the Company informed to the market that CVM has approved the cancellation of its registration as a foreign issuer, Category "A" with the CVM ("BDRs Program")

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange ("NYSE") took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company's ADS was January 17, 2025.

A change in the Company's shareholder composition occurred as a result of the exit of JPMorgan Chase Bank NA FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares ("ADRs") program following its termination.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	September 30, 2025	December 31, 2024
Cash in hand and at banks	547,470	743,526
Certificates of deposit and securities (1)	11,179	108,101
High liquidity funds (2)	10,681	3,614
Funds	1,522	1,434
Total cash and cash equivalents	**570,852**	**856,675**

(1) As of September 30, 2025, the balance corresponds to treasury bills (TES) $11,179 (December 31, 2024 - $15,480) National Tax Refund Certificates $- (December 31, 2024 – $88,518) and Certificates of Term Deposit (CDT) $- (December 31, 2024 – $4,103).

10

(2) The balance refers to:

	September 30, 2025	December 31, 2024
Corredores Davivienda S.A.	8,497	1,917
BBVA Asset S.A.	1,489	233
Fondo de Inversión Colectiva Abierta Occirenta	210	604
Fiduciaria Bogota S.A.	207	188
Fiducolombia S.A.	165	547
Skandia Fiduciaria S.A.	71	-
Credicorp Capital	42	125
Total high liquidity funds	**10,681**	**3,614**

The increase corresponds to new fiduciary rights to be used in the Company's operations.

As of September 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $5,987 (September 30, 2024 - $1,968), which were recognized as financial income, as detailed in Note 31.

As of September 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or liens that limit their availability.

Note 7. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	September 30, 2025	December 31, 2024
Trade receivables (Note 7.1)	103,539	180,937
Other accounts receivable (Note 7.2)	146,114	147,458
Total trade receivables and other receivables	**249,653**	**328,395**
Current	**238,804**	**314,528**
Non-Current	**10,849**	**13,867**

Note 7.1. Trade receivables

The balance of trade receivables is as follows:

	September 30, 2025	December 31, 2024
Trade receivables	88,241	162,305
Sale of real-estate project inventories (1)	10,878	10,800
Net investment in leases	3,946	5,509
Rentals and dealers	3,274	5,865
Employee funds and lending	223	514
Allowance for expected credit loss	(3,023)	(4,056)
Total trade receivables	**103,539**	**180,937**

(1) The balance corresponds to the long-term sales of the Copacabana real estate project.

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period's results. During the period ended September 30, 2025, the net effect of portfolio impairment on operational results corresponds to an income of $20 (September 30, 2024 - expense of $6,759).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	**4,160**
Additions (Note 28)	20,819
Reversal of allowance for expected credit losses (Note 30)	(14,060)
Write-off of receivables	(4,040)
Balance as of September 30, 2024	**6,879**
Balance as of December 31, 2024	**4,056**
Additions (Note 28)	10,247
Reversal of allowance for expected credit losses (Note 30)	(10,267)
Write-off of receivables	(1,013)
Balance as of September 30, 2025	**3,023**

11

Note 7.2. Other receivables

The balance of other accounts receivable is as follows:

	September 30, 2025	December 31, 2024
Business agreements (1)	69,832	71,989
Recoverable taxes (2)	45,632	21,194
Loans or advances to employees	9,256	33,278
Sale of property, plant, and equipment (3)	7,258	353
Money remittances	2,798	8,858
Money transfer services	931	1,575
Other receivables	10,407	10,211
Total other receivables	**146,114**	**147,458**

(1) The variation mainly corresponds to the increase in the receivable from Proteihuevo SAS for $2,659.

(2) The increase is mainly due to the VAT credit balance generated by the Company in the last two-month periods of the current year, arising from a higher amount of deductible VAT.

(3) The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
September 30, 2025	252,676	201,534	8,737	11,850	30,555
December 31, 2024	332,451	317,623	523	438	13,867

Note 8. Prepayments

The balance of prepayments is as follows:

	September 30, 2025	December 31, 2024
Insurance	14,435	11,506
Lease payments (1)	8,540	9,996
Maintenance	57	1,088
Other prepayments	3	726
Total prepayments	**23,035**	**23,316**
Current	**14,895**	**13,694**
Non-current	**8,140**	**9,622**

(1) This balance corresponds to lease payments made in advance in respect of the following properties:

	September 30, 2025	December 31, 2024
Almacén Carulla Castillo Grande	5,684	7,104
Almacén Exito San Martín	2,856	2,856
Proyecto Arábica	-	36
Total leases	**8,540**	**9,996**

Note 9. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

- Fundación El Salvador del Mundo;
- N1 Investments, Inc.;
- Clarendon Worldwide S.A.;
- Avelan Enterprise, Ltd.;
- Foresdale Assets, Ltd.;
- Invenergy FSRU Development Spain S.L.
- Talgarth Trading Inc.;
- Cama Comercial Group. Corp.;

12

Note 9.1. Significant agreements

Transactions with related parties primarily refer to transactions between the Company and its subsidiaries, joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties. The agreements are detailed below:

- Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services.

- Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards inside and outside the Company's stores, and (iii) the use of other financial services agreed upon between the parties within the Company's stores.

- Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

- Almacenes Éxito Inversiones S.A.S.: Acquisition of telephony plans and contract for the provision of administrative services.

- Logística Transporte y Servicios Asociados S.A.S.: Contracts for transportation services; contracts for the sale of merchandise, administrative services, and expense reimbursement.

- Transacciones Energéticas S.A.S. E.S.P.: Contracts for the provision of energy marketing services.

- Éxito Industrias S.A.S.: Contracts for property leasing and provision of services.

- Éxito Viajes y Turismo S.A.S.: Contract for expense reimbursements and administrative services.

- Patrimonio Autónomo Viva Malls: Contract for property leasing, administrative services, and expense reimbursement.

Note 9.2. Transactions with related parties

Transactions with related parties refer to income from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of September 30, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Subsidiaries (1)	48,571	47,018	16,018	15,482
Joint ventures (2)	42,150	40,190	17,693	12,774
Other related parties (3)	723	-	2	-
Total	**91,444**	**87,208**	**33,713**	**28,256**

(1) The revenues correspond to the provision of administrative services to Éxito Industrias S.A.S., Almacenes Éxito Inversiones S.A.S., Transacciones Energéticas S.A.S. E.S.P., Logística, Transporte y Servicios Asociados S.A.S., and Patrimonios Autónomos, as well as to the leasing of real estate to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Patrimonios Autónomos	29,019	27,282	9,488	8,941
Almacenes Éxito Inversiones S.A.S.	15,857	15,628	5,242	5,230
Logística, Transporte y Servicios Asociados S.A.S.	2,017	2,010	733	731
Éxito Viajes y Turismo S.A.S.	966	1,124	320	321
Exito Industrias S.A.S.	613	813	200	201
Transacciones Energéticas S.A.S. E.S.P.	99	161	35	58
Total	**48,571**	**47,018**	**16,018**	**15,482**

13

(2) The amount of revenue with each joint venture is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.				
Recovery of commercial activations	34,368	30,722	14,980	9,727
Yields from bonds, coupons, and energy	4,174	5,062	1,514	1,829
Real estate leases	3,110	3,174	1,042	1,009
Services	46	373	3	50
Total	**41,698**	**39,331**	**17,539**	**12,615**
Puntos Colombia S.A.S.				
Services	42	332	11	14
Sara ANV S.A.				
Personnel payroll reimbursement	410	527	143	145
Total revenue	**42,150**	**40,190**	**17,693**	**12,774**

(3) The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Subsidiaries (1)	306,172	292,791	109,801	99,002
Joint ventures (2)	91,501	85,161	32,066	28,993
Key management personnel (3)	13,034	44,083	2,653	4,562
Members of the Board	118	468	30	25
Other related parties	14	-	-	-
Total	**410,839**	**422,503**	**144,550**	**132,582**

(1) The costs and expenses mainly correspond to purchases of merchandise and goods for commercialization from Éxito Industrias S.A.S.; transportation services received from Logística, Transporte y Servicios Asociados S.A.S.; leases and property management with Patrimonios Autónomos and Éxito Industrias S.A.S.; royalty expenses for the use of trademarks with Éxito Industrias S.A.S.; the purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods, and reimbursements from other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Logística, Transporte y Servicios Asociados S.A.S.	160,300	145,294	59,849	49,111
Patrimonios Autónomos	80,092	82,125	25,259	27,287
Éxito Industrias S.A.S.	48,753	48,770	18,907	16,944
Almacenes Éxito Inversiones S.A.S.	14,731	13,725	5,076	4,618
Transacciones Energéticas S.A.S. E.S.P.	1,745	1,502	662	505
Marketplace Internacional Exito y Servicios S.A.S. Liquidada	434	1,183	-	497
Exito Viajes y Turismo S.A.S.	117	192	48	40
Total	**306,172**	**292,791**	**109,801**	**99,002**

(2) The amount of costs and expenses with each joint venture is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.				
Commissions on means of payment	7,764	8,610	3,116	2,603
Puntos Colombia S.A.S.				
Cost of customer loyalty program	83,737	76,551	28,950	26,390
Total costs and expenses	**91,501**	**85,161**	**32,066**	**28,993**

14

(3) The transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Short-term employee benefits	12,631	43,547	2,523	4,409
Post-employment benefits	403	536	130	153
Total	**13,034**	**44,083**	**2,653**	**4,562**

Note 9.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets	
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Subsidiaries (1)	38,271	16,123	-	-
Joint ventures (2)	33,055	37,504	1,725	-
Other related parties (3)	405	6	-	-
Total	**71,731**	**53,633**	**1,725**	**-**
Current	**71,731**	**53,633**	**-**	**-**
Non-current	**-**	**-**	**1,725**	**-**

(1) The balances correspond to the following subsidiaries and the following items:

- The balance of receivables for each subsidiary is as follows:

	September 30, 2025	December 31, 2024
Patrimonios Autónomos (a)	36,932	3,746
Almacenes Exito Inversiones S.A.S.	412	844
Logística, Transporte y Servicios Asociados S.A.S.	367	279
Libertad S.A.	362	10,206
Exito Viajes y Turismo S.A.S.	129	150
Éxito Industrias S.A.S.	35	811
Transacciones Energéticas S.A.S. E.S.P.	34	35
Marketplace Internacional Exito y Servicios S.A.S. Liquidada	-	52
Total receivables subsidiaries	**38,271**	**16,123**

(a) Includes $35,281 (2024 - $496) of declared dividends.

- The balance of receivables from subsidiaries corresponds to the following items:

	September 30, 2025	December 31, 2024
Collection of declared dividends	35,281	496
Strategic direction services	362	10,206
Expense reimbursement	143	516
Administrative services	121	1,578
Other services	2,364	3,327
Total receivables subsidiaries	**38,271**	**16,123**

(2) The balances correspond to the following joint ventures and the following items:

- The balance of receivables for each joint venture is as follows:

15

	September 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.		
Commercial activations, services, and coupon collection	514	3,350
Other services	1,806	1,252
Total	**2,320**	**4,602**
Puntos Colombia S.A.S.		
Redemption of points	30,629	32,849
Sara ANV S.A.		
Other services	106	53
Total receivables	**33,055**	**37,504**

- Other non-financial assets:

  The balance of $1,725 as of September 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(3) The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 9.4. Payables to related parties

The balance of payables to related parties is as follows:

	September 30, 2025	December 31, 2024
Subsidiaries (1)	123,844	70,872
Joint ventures (2)	48,391	43,680
Total payables	**172,235**	**114,552**

(1) The balances correspond to the following subsidiaries and the following items:

- The balance of payables for each subsidiary is as follows:

	September 30, 2025	December 31, 2024
Éxito Industrias S.A.	92,380	41,428
Logística, Transporte y Servicios Asociados S.A.S.	16,183	14,162
Transacciones Energéticas S.A.S. E.S.P.	5,549	4,821
Almacenes Exito Inversiones S.A.S.	5,188	4,731
Patrimonios Autónomos	4,454	5,416
Éxito Viajes y Turismo S.A.S.	90	14
Marketplace Internacional Exito y Servicios S.A.S. Liquidada	-	300
Total payables subsidiaries	**123,844**	**70,872**

- The balance of payables to subsidiaries corresponds to the following items:

	September 30, 2025	December 31, 2024
Purchase of assets and inventories	74,594	14,097
Transportation services	16,183	14,070
Lease of real estate	9,007	3,746
Energy services	5,480	4,794
Mobile recharge collection service	4,958	4,602
Purchase of tourist packages	90	14
Other services received	13,532	29,549
Total payables subsidiaries	**123,844**	**70,872**

(2) The balance of payables for each joint venture is as follows:

	September 30, 2025	December 31, 2024
Puntos Colombia S.A.S. (a)	40,535	43,648
Compañía de Financiamiento Tuya S.A.	7,856	32
Total payables joint ventures	**48,391**	**43,680**

(a) It corresponds to the issuance of points (accumulations) issued.

16

17 Note 9.5. Lease liabilities with related parties The balance of lease liability with related parties is as follows: December 31, 2024 September 30, 2025 453,404 426,564 Subsidiaries (Note 14.2) 58,344 44,439 Current 395,060 382,125 Non - current The lease liability balance corresponds to the lease agreements entered with the following subsidiaries: December 31, 2024 September 30, 2025 453,404 426,564 Subsidiaries (Patrimonios autónomos) (Note 14.2) Note 9.6. Other financial liabilities with related parties The balance of other financial liabilities with related parties is as follows: December 31, 2024 September 30, 2025 126,367 26,339 Subsidiaries (1) 11,973 - Joint ventures (2) 138,340 26,339 Total other financial liabilities (1) It corresponds to the money collected from the subsidiaries within the 'in - house cash' centralized treasury program (Note 24) (2) It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 24). Note 10. Inventories, net and Cost of sales Note 10.1. Inventories, net The balance of inventories is as follows: December 31, 2024 September 30, 2025 2,138,916 2,339,038 Inventories, net (1) 25,596 53,809 Inventories in transit 42,074 21,860 Raw materials 16,941 13,716 Real estate project inventories (2) 6,733 5,732 Materials, spares, accessories and consumable packaging 2,230,260 2,434,155 Total inventories, net (1) The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows: 17,947 Balance as of December 31, 2023 10,560 Loss recognized during the period (Note 10.2.) 28,507 Balance as of September 30, 2024 28,271 Balance as of December 31, 2024 (8,575) Reversal of loss recognized during the period (Note 10.2.) 19,696 Sa Balance as of September 30, 2025 (2) For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132). As of September 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 10.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Cost of goods sold (1)	10,603,736	10,177,778	3,601,971	3,482,972
Trade discounts and purchase rebates	(1,802,202)	(1,706,529)	(628,547)	(598,047)
Logistics costs (2)	418,680	424,087	141,099	138,398
Damage and loss	162,613	136,143	59,762	57,640
(Gain) Loss recognized during the period (Note 10.1)	(8,575)	10,560	2,156	4,934
Total cost of sales	**9,374,252**	**9,042,039**	**3,176,441**	**3,085,897**

(1) For the period ended September 30, 2025, it includes $22,110 of depreciation and amortization costs (September 30, 2024 - $21,986).

(2) The balance is composed of the following items:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits	239,764	241,040	78,000	80,625
Services	118,479	127,899	43,570	39,188
Depreciations and amortizations	49,738	49,940	15,967	16,654
Upload and download operators	6,763	1,262	2,178	450
Leases	3,936	3,946	1,384	1,481
Total logistics costs	**418,680**	**424,087**	**141,099**	**138,398**

Note 11. Financial assets

The balance of financial assets is as follows:

	September 30, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	4,095	1,437
Derivative financial instruments (2)	473	4,469
Financial assets measured at fair value through profit or loss	381	402
Total financial assets	**4,949**	**6,308**
Current	**473**	**4,469**
Non-current	**4,476**	**1,839**

(1) Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	September 30, 2025	December 31, 2024
Proteihuevos	2,659	-
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	70	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	**4,095**	**1,437**

(2) The derivatives are related to foreign exchange *forwards*. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $3,923.55 1 EUR / $4,606.64	MUSD / $11.015 MEUR / $0.950	473

18

19 The details of the maturity dates of these instruments as of September 30, 2025, are as follows: Total Between 1 and 3 Between 3 and 6 Between 6 and 12 More than 12 months months months months 1 Less than month 473 - - 206 166 101 Forward As of December 31, 2024, it corresponds to the following operations: Nature of risk hedged Hedged item Rate of hedged item USD / COP EUR / COP Average rates for hedged instruments 1 USD / $4,409.15 1 EUR / $4,580.67 Notional amount MUSD / $30.477 MEUR / $0.900 Fair value 4,469 Forward Exchange rate Foreign currency liability The details of the maturity dates of these instruments as of December 31, 2024, are as follows: Total 3 Between 3 and 6 Between 6 and 12 More than 12 months months months Less than 1 Between 1 and month months 4,469 - - 75 2,160 2,234 Forward As of September 30, 2025, and December 31, 2024, the financial assets are free from restrictions or encumbrances that limit their marketability or realizability. As of September 30, 2025, and December 31, 2024, no impairment in value was observed in any of the assets. Note 12. Property, plant and equipment, net The balance of property, plant, and equipment, net is as follows: December 31, 2024 September 30, 2025 442,358 442,358 Land 954,767 956,333 Buildings 906,455 925,232 Machinery and equipment 565,762 570,370 Furniture and fixtures 6,660 24,111 Assets under construction 454,096 458,605 Improvements to third - party properties 7,498 6,997 Vehicles 294,735 293,872 Computers 289 289 Others 3,632,620 3,678,167 Total property, plant and equipment, gross (1,770,816) (1,909,495) Accumulated depreciation 1,861,804 1,768,672 Total property, plant and equipment, net

The movements in the cost of property, plant, and equipment and in its depreciation during the presented period are as follows:

Cost	Land	Buildins	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvemts to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	**445,269**	**960,056**	**881,732**	**539,865**	**6,139**	**457,570**	**7,584**	**293,597**	**289**	**3,592,101**
Additions	-	-	35,527	21,125	171	9,783	110	5,332	-	72,048
(Disposals and withdrawals)	(151)	-	(14,697)	(4,249)	(48)	(9,632)	(188)	(1,536)	-	(30,501)
Decrease (Increase) from movements between property, plant and equipment accounts	-	-	(4,647)	(3,291)	(118)	(428)	-	(823)	-	(9,307)
(Decreases) by transfer (to) other balance sheet accounts – Tax assets	(2,760)	(6,267)	(7)	-	-	-	-	-	-	(9,034)
Balance as of September 30, 2024	**442,358**	**953,789**	**897,908**	**553,450**	**6,144**	**457,293**	**7,506**	**296,570**	**289**	**3,615,307**
Balance as of December 31, 2024	**442,358**	**954,767**	**906,455**	**565,762**	**6,660**	**454,096**	**7,498**	**294,735**	**289**	**3,632,620**
Additions	-	1,566	29,090	8,058	17,772	6,889	-	1,243	-	64,618
(Disposals and withdrawals)	-	-	(6,112)	(2,417)	-	(2,038)	(501)	(1,956)	-	(13,024)
(Decreases) by transfer (to) other balance sheet accounts – Tax assets	-	-	(4,201)	(1,033)	(321)	(342)	-	(150)	-	(6,047)
Balance as of September 30, 2025	**442,358**	**956,333**	**925,232**	**570,370**	**24,111**	**458,605**	**6,997**	**293,872**	**289**	**3,678,167**

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	**256,273**	**512,902**	**382,109**	**258,768**	**7,126**	**181,327**	**4**	**1,598,509**
Depreciation	21,494	51,257	34,321	26,615	232	25,105	-	159,024
(Disposals and withdrawals)	-	(11,976)	(3,801)	(6,635)	(183)	(1,527)	-	(24,122)
(Decreases) due to transfers to other balance sheet accounts – inventories	(1,977)	(1)	-	-	-	-	-	(1,978)
Balance as of September 30, 2024	**275,790**	**552,182**	**412,629**	**278,748**	**7,175**	**204,905**	**4**	**1,731,433**
Balance as of December 31, 2024	**282,916**	**565,118**	**422,651**	**282,791**	**7,222**	**210,114**	**4**	**1,770,816**
Depreciation	21,451	49,862	31,020	23,885	85	23,580	-	149,883
(Disposals and withdrawals)	-	(5,288)	(2,076)	(1,387)	(501)	(1,952)	-	(11,204)
Balance as of September 30, 2025	**304,367**	**609,692**	**451,595**	**305,289**	**6,806**	**231,742**	**4**	**1,909,495**

20

21 The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by the Company’s management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets . Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as the Company's evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition . As of September 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment. As of September 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts. As of September 30, 2025, and December 31, 2024, the Company holds insurance policies covering the risk of loss on these assets. Note 12.1. Additions to property, plant and equipment for cash flow presentation purposes. January 1 to September 30, 2024 January 1 to September 30, 2025 72,048 64,618 Additions (109,857) (73,669) Financing of property, plant, and equipment – Additions 146,834 80,559 Financing of property, plant, and equipment – Payments 109,025 71,508 Acquisition of property, plant and equipment in cash Note 13. Investment properties The Company’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value. The balance of investment properties, net, is as follows: December 31, 2024 September 30, 2025 42,801 42,801 Land 29,576 29,576 Buildings 850 850 Constructions in progress 73,227 73,227 Total cost of investment properties (8,988) (9,637) Accumulated depreciation (62) (62) Impairment 64,177 63,528 Total investment properties, net The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows: Buildings Accumulated depreciation 8,123 Balance as of December 31, 2023 649 Depreciation 8,772 Balance as of September 30, 2024 8,988 Balance as of December 31, 2024 649 Depreciation 9,637 Balance as of September 30, 2024 As of September 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability. As of September 30, 2025, and December 31, 2024, the Company has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third - party compensation for damaged or lost investment properties. Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

22 Note 14. Leases Note 14.1. Right - of - use assets, net The balance of right - of - use assets, net, is as follows: December 31, 2024 September 30, 2025 3,444,970 3,685,319 Right - of - use assets (1,919,002) (2,111,350) Accumulated depreciation 1,525,968 1,573,969 Total right - of - use assets, net The movements in the cost of right - of - use assets and in their accumulated depreciation during the presented period are as follows: Cost 3,203,928 Balance as of December 31, 2023 19,119 Increase from new contracts 149,635 Remeasurements from existing contracts (1) (31,690) Derecognition, reversal and disposal (2) (564) Others 3,340,428 Balance as of September 30, 2024 3,444,970 Balance as of December 31, 2024 4,495 Increase from new contracts 274,681 Remeasurements from existing contracts (1) (39,679) Derecognition, reversal and disposal (2) 852 Others 3,685,319 Balance as of September 30, 2025 Accumulated depreciation 1,647,077 Balance as of December 31, 2023 236,903 Depreciation (31,690) Derecognition and disposal (2) 1,852,290 Balance as of September 30, 2024 1,919,002 Balance as of December 31, 2024 232,027 Depreciation (39,679) Derecognition and disposal (2) 2,111,350 Balance as of September 30, 2025 (1) It is primarily due to the extension of lease terms, indexations, and modifications in the leases. (2) It is primarily due to the early termination of lease contracts. The balance of the cost of right - of - use assets by underlying asset class is as follows: December 31, 2024 September 30, 2025 3,444,970 3,685,319 Buildings 3,444,970 3,685,319 Total cost of right - of - use assets The balances of accumulated depreciation of right - of - use assets by underlying asset class are as follows: December 31, 2024 September 30, 2025 1,919,002 2,111,350 Buildings 1,919,002 2,111,350 Total accumulated depreciation of right - of - use assets The depreciation expense by underlying asset class is as follows: July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 79,315 72,315 236,002 232,027 Buildings - - 540 - Equipment 72 - 361 - Vehicles 79,387 72,315 236,903 232,027 Total depreciation expense

23 The Company is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases. As of September 30, 2025, the average remaining term of the lease contracts is 14.5 years (December 31, 2024 – 13 years), which is also the average remaining depreciation term of the right - of - use assets. Note 14.2 Lease liabilities The balance of the lease liability is as follows: December 31, 2024 September 30, 2025 1,758,379 1,817,971 Lease liabilities (1) 315,308 285,621 Current 1,443,071 1,532,350 Non - current (1) Includes $426,564 (December 31, 2024 - $453,404) of lease liability contracted with related parties (Note 9.5). The movements in the lease liability are as follows: 1,771,142 Balance as of December 31, 2023 19,119 Increase due to new contracts 111,063 Accrued interest 149,635 Remeasurements from existing contracts (1,354) Write - off, reversal, and disposal (221,908) Payment of lease liabilities (111,562) Interest payments on lease liabilities 1,716,135 Balance as of September 30, 2024 1,758,379 Balance as of December 31, 2024 4,495 Increase due to new contracts 120,287 Accrued interest 274,681 Remeasurements from existing contracts (1,725) Write - off, reversal, and disposal (220,429) Payment of lease liabilities (117,717) Interest payments on lease liabilities 1,817,971 Balance as of September 30, 2025 Below are the future lease liability payments as of September 30, 2025: 1,415,477 Up to one year 252,065 From 1 to 5 years 1,142,322 More than 5 years 2,809,864 Minimum installments for lease liabilities (*) (991,893) Future financing (expenses) 1,817,971 Total minimum net installments for lease liabilities (*) This amount includes principal and interest. Note 15. Other intangible assets, net The balance of other intangible assets, net is as follows: December 31, 2024 September 30, 2025 86,433 86,433 Trademarks 178,249 179,338 Computer software 20,491 20,491 Rights 22 22 Others 285,195 286,284 Total cost of other intangible assets (113,334) (125,053) Accumulated amortization 171,861 161,231 Total other intangible assets, net The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	**86,427**	**239,493**	**20,491**	**22**	**346,433**
Additions	6	8,496	-	-	8,502
(Disposals and derecognition)	-	(6,061)	-	-	(6,061)
Balance as of September 30, 2024	**86,433**	**241,928**	**20,491**	**22**	**348,874**
Balance as of December 31, 2024	**86,433**	**178,249**	**20,491**	**22**	**285,195**
Additions	-	6,314	-	-	6,314
(Disposals and derecognition)	-	(7,059)	-	-	(7,059)
Other movements (a)	-	1,834	-	-	1,834
Balance as of September 30, 2025	**86,433**	**179,338**	**20,491**	**22**	**286,284**

(a) As part of the liquidation process of the subsidiary Marketplace Internacional Éxito y Servicios S.A.S., its technological platform "SELLER" was transferred to the Company as a return of capital contributions.

Accumulated amortization	Computer software
Balance as of December 31, 2023	**156,087**
Amortization	19,743
(Disposals and derecognition)	(5,679)
Balance as of September 30, 2024	**170,151**
Balance as of December 31, 2024	**113,334**
Amortization	18,773
(Disposals and derecognition)	(7,054)
Balance as of September 30, 2025	**125,053**

(1) This corresponds to the Surtimax brand received from the merger with Carulla Vivero S.A. for $17,427, the Súper Ínter brand acquired in the business combination with Comercializadora Giraldo Gómez y Cía. S.A. for $63,704, the Taeq brand for $5,296 and the Finlandek brand for $6.

These brands have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

As of September 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	September 30, 2025	December 31, 2024
Retail trade	1,454,094	1,454,094
Impairment	(1,017)	(1,017)
Total goodwill	**1,453,077**	**1,453,077**

The company has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Goodwill has an indefinite useful life due to the Company's intended use of it; therefore, it is not amortized.

24

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	September 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	Subsidiary	2,459,294	1,969,374
Patrimonio Autónomo Viva Malls	Subsidiary	999,725	1,007,236
Onper Investment 2015 S.L.	Subsidiary	869,046	1,131,442
Compañía de Financiamiento Tuya S.A.	Joint venture	294,547	271,548
Éxito Industrias S.A.S.	Subsidiary	215,687	197,180
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	26,544	23,961
Puntos Colombia S.A.S.	Joint venture	22,545	17,691
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	16,078	4,861
Almacenes Éxito Inversiones S.A.S.	Subsidiary	9,271	9,313
Éxito Viajes y Turismo S.A.S.	Subsidiary	4,640	6,134
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,560	2,659
Sara ANV S.A.	Joint venture	383	1,981
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	373	414
Gestión y Logistica S.A.	Subsidiary	129	127
Marketplace Internacional Éxito y Servicios S.A.S. Liquidada (a)	Subsidiary	-	5,887
Total investments accounted for using the equity method		**4,924,672**	**4,653,658**

a) On July 11, 2025, the General Shareholders' Meeting approved the liquidation of Marketplace Internacional Éxito y Servicios S.A.S. Liquidada, and this was recorded in the Company's Certificate of Existence and Legal Representation on May 15, 2025.

There are no restrictions on the ability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or the reimbursement of loans or advances made.

The Company has no contingent liabilities incurred in connection with its interests in these investments.

The Company does not have implicit obligations acquired on behalf of investments accounted for using the equity method, resulting from losses exceeding the investment held.

The investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the separate financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	**4,091,366**
Capital increases (reduction), net	17,332
Share of income (Note 32)	146,570
Share in equity movements	519,954
Declared dividends	(154,743)
Balance as of September 30, 2024	**4,620,479**
Balance as of December 31, 2024	**4,653,658**
Capital increases (reduction), net	267,816
Share of income (Note 32)	374,160
Share in equity movements	(251,757)
Declared dividends	(119,205)
Balance as of September 30, 2025	**4,924,672**

Note 18. Non-cash transactions

During the periods ended on September 30, 2025, and September 30, 2024, the Company had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 12.1 and 14, respectively.

Note 19. Loans and borrowings

The balance of loans and borrowings is as follows:

	September 30, 2025	December 31, 2024
Bank loans	1,829,233	1,681,847
Current	**1,829,233**	**1,553,175**
Non-current	**-**	**128,672**

25

26 The movements of loans and borrowings during the reported period are as follows: 815,518 Balance as of December 31, 2023 1,197,515 Proceeds from loans and borrowings 153,637 Increases from revaluations and interest (111,846) Repayments of loans and borrowings (132,409) Payments of interest on loans and borrowings 1,922,415 Balance as of September 30, 2024 1,681,847 Balance as of December 31, 2024 (1) 793,400 Proceeds from loans and borrowings (2) 118,236 Increases from revaluations and interest (635,677) Repayments of loans and borrowings (3) (128,573) Payments of interest on loans and borrowings 1,829,233 Balance as of September 30, 2025 (1) As of December 31, 2024, the balance corresponds to $60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024. (2) The Company requested disbursements of $ 50 , 000 from the bilateral loan agreement signed on February 7 , 2025 ; $ 35 , 000 from the bilateral loan agreement signed on February 21 , 2025 ; $ 50 , 000 from the bilateral loan agreement signed on April 15 , 2025 ; $ 83 , 400 from the bilateral loan agreement signed on April 28 , 2025 ; $ 95 , 000 from the bilateral loan agreement signed on May 2 , 2025 ; $ 100 , 000 from the bilateral loan agreement signed on May 15 , 2025 ; $ 50 , 000 from the bilateral credit agreement signed on July 8 , 2025 ; $ 330 , 000 from the bilateral credit agreement signed on August 26 , 2025 . (3) During the period ended September 30 , 2025 , the Company paid $ 24 , 168 under the bilateral loan agreement signed on March 27 , 2020 ; $ 25 , 000 under the bilateral loan agreements signed on August 30 , 2023 ; $ 50 , 000 under the bilateral loan agreement signed on August 6 , 2024 ; $ 100 , 000 under the bilateral revolving credit agreement signed on February 25 , 2022 ; $ 17 , 271 and $ 91 , 725 under two bilateral loan agreements signed on March 26 , 2021 ; and $ 50 , 000 under the bilateral loan agreement signed on April 15 , 2025 ; $ 30 , 000 and $ 20 , 000 from the bilateral revolving credit agreements signed on February 18 , 2022 ; $ 95 , 000 from the bilateral credit agreement signed on May 2 , 2025 ; $ 82 . 513 168 under the bilateral loan agreement signed on May 15 , 2025 and $ 50 , 000 from the bilateral credit agreement signed on August 26 , 2025 . These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred. As of September 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%. As of September 30, 2025, the Company has no unused credit lines. As of September 30, 2025, the Company has no long - term loans and borrowings. Covenants Under the credit and loan agreements, the Company is required to comply with the following financial covenants : while payment obligations under the agreements signed on March 27 , 2020 , remain outstanding, the Company must maintain a maximum leverage ratio (adjusted recurring EBITDA and gross financial liabilities) of 2 . 8 x . This ratio will be measured annually on April 30 , or the following business day if April 30 is a non - business day, based on the Company’s separate and audited financial statements for each fiscal year . As of December 31, 2024, the covenants were complied with. Additionally, under the same credit and loan agreements, the Company is required to comply with certain non - financial covenants , which were also met as of December 31, 2024. Note 20. Employee benefits The balance of employee benefits is as follows: December 31, 2024 September 30, 2025 17,887 19,391 Defined benefit plans 1,635 1,810 Long - term benefit plan 19,522 21,201 Total employee benefits 3,336 5,015 Current 16,186 16,186 Non - current

Note 21. Provisions

The balance of provisions is as follows:

	September 30, 2025	December 31, 2024
Legal proceedings (1)	14,798	14,621
Restructuring (2)	7,657	19,350
Others	6,109	13,269
Total provisions	**28,564**	**47,240**
Current	**15,202**	**33,397**
Non-current	**13,362**	**13,843**

As of September 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1) Provisions for legal proceedings are recognized to cover the estimated probable losses against the Company due to labor and civil litigation, which are calculated based on the best estimate of the disbursement required to settle the obligation as of the date of preparation of the financial statements. The balance is composed of the following:

	September 30, 2025	December 31, 2024
Labor legal proceedings	10,180	10,920
Civil legal proceedings	4,618	3,701
Total legal proceedings	**14,798**	**14,621**

(2) The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

The balance and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	**14,442**	**242**	**5,125**	**8,096**	**27,905**
Increases	4,875	-	54,398	16,765	76,038
Payments	(725)	-	(29,640)	(8,702)	(39,067)
Reversals (not used)	(4,793)	(242)	(1,686)	(3,675)	(10,396)
Other reclassifications	(745)	-	-	745	-
Balance as of September 30, 2024	**13,054**	**-**	**28,197**	**13,229**	**54,480**
Balance as of December 31, 2024	**14,621**	**-**	**19,350**	**13,269**	**47,240**
Increases	5,025	-	-	4,451	9,476
Payments	(1,657)	-	(11,693)	(5,530)	(18,880)
Reversals (not used)	(3,191)	-	-	(6,081)	(9,272)
Balance as of September 30, 2025	**14,798**	**-**	**7,657**	**6,109**	**28,564**

Note 22. Trade payables and other payables

The balance of trade payables and other accounts is as follows:

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	2,111,172	2,165,933
Payables and other payables - agreements (1)	411,825	501,291
Costs and expenses payable	254,268	248,438
Withholding tax payable (2)	215,662	36,488
Labor liabilities	162,812	120,391
Purchase of assets (3)	31,925	41,531
Tax payable	3,811	9,494
Dividends payable	2,300	2,343
Others	24,800	25,541
Total trade payables and other payables	**3,218,575**	**3,151,450**
Current	**3,216,955**	**3,129,255**
Non-current	**1,620**	**22,195**

27

(1) Payables and other payables - agreements

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	360,830	447,414
Payables to other suppliers	50,995	53,877
Total payables and other payable - agreements	**411,825**	**501,291**

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with the Company.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, the Company enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to the Company, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2) This increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3) The decrease mainly corresponds to payments made during the year to third parties from whom furniture and fixed assets were acquired.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a. For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b. As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c. Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d. Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e. The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024.

f. The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

g. The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h. 100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i. Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees' children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j. VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k. The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l. The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

28

29 m. The withholding tax rate on income for payments abroad to third parties located in non - cooperative jurisdictions, low or no taxation areas, and preferential tax regimes are 35%. n. Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%. o. Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods. p. The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%. Tax credits According to the tax provisions in effect from 2017 , the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred . Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years. The losses of companies cannot be transferred to the shareholders . Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer's taxable income under any circumstances . The movement of the excess presumptive income over the company's taxable income during the reported period is as follows: 61,415 Balance as of December 31, 2023 (600) Offsetting of excess presumptive income against net income for the prior period (60,815) Offsetting of excess presumptive income against net income for the period - Balance as of December 31, 2024 - Movement of excess presumptive income against net income for the period - Balance as of September 30, 2025 As of September 30, 2025, the Company reports tax loss carryforwards of $699,023 (December 31, 2024 – $704,357). The movement of the company's tax losses during the reported period is as follows: 740,337 Balance as of December 31, 2023 (35,980) Adjustment to tax losses from the period 704,357 Balance as of December 31, 2024 (5,334) Tax losses (gains) generated during the period 699,023 Balance as of September 30, 2025 Finality of tax returns Starting from 2020 , the general term for the finality of tax returns will be 3 years, and for taxpayers required to submit transfer pricing documentation and for returns in which tax losses are generated and offset, the term for finality will be 5 years . For 2023 through 2026 , if there is a 35 % increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be six months ; if there is a 25 % increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be twelve months . The income tax and complementary tax returns for 2023 , 2022 , 2021 , and 2020 , in which tax credits were generated, are subject to review for 5 years from the filing date, considering that the company is subject to the transfer pricing regime . The income tax and complementary tax return for 2019 , in which tax losses and tax credit were generated, is subject to review for 5 years from the filing date . Tax advisors and the Company's management believe that no additional taxes will be payable, other than those recorded as of September 30, 2025 The Company has reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied . The evaluation mentioned has not resulted in any modifications . Transfer pricing The Company's transactions with its parent, subsidiaries, and/or related parties located abroad have been conducted in accordance with the arm's length principle, as if they were independent parties, as set forth by the provisions established by national tax regulations . Independent advisors carried out the update of the transfer pricing study, required by tax provisions, to demonstrate that transactions with related foreign entities were conducted at market values during the 2025 and 2024 periods . For this purpose, the Company will submit an informational declaration and the study within the deadlines specified by the regulations .

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are as follows:

Current tax assets:

	September 30, 2025	December 31, 2024
Income tax credit	462,345	263,820
Tax discounts	155,247	148,902
Tax discounts from taxes paid abroad	5,573	5,562
Total income tax asset	**623,165**	**418,284**
Industry and trade tax advances and withholdings	59,732	77,385
Total asset for other taxes	**59,732**	**77,385**
Total current tax assets	**682,897**	**495,669**

Current tax liabilities

	September 30, 2025	December 31, 2024
Industry and trade tax payable	74,732	103,659
Tax on real estate	6,292	5,009
Total liability for other taxes	**81,024**	**108,668**

Note 23.3. Income tax

The reconciliation between accounting (loss) and taxable (loss), and the calculation of the income tax expense are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Profit (loss) before income tax	**427,709**	**(196,344)**	**165,894**	**(53,867)**
Plus				
Non-deductible expenses	19,322	13,955	752	6,654
Financial transactions tax	4,499	6,884	781	1,508
Others (2)	4,781	12,177	2,976	5,261
Minus				
IFRS adjustments with no tax impact (1)	(362,430)	30,807	(126,106)	131,729
Non-taxable dividends received from subsidiaries	(21,089)	(68,456)	-	(64,214)
Others (2)	(10,334)	(7,531)	(5,831)	(1,190)
Additional 30% deduction for voluntary apprentices' salaries	(170)	-	(56)	-
(Loss) Net income	**62,288**	**(208,508)**	**38,410**	**25,881**
Exempt income	-	57,599	-	25,264
(Loss) Net income before compensations	**62,288**	**(266,107)**	**38,410**	**617**
Compensations	-	-	-	-
(Loss)Total Net income after compensations	**62,288**	**(266,107)**	**38,410**	**617**
Income tax rate	35%	35%	-	35%
Subtotal (expense) current income tax	**-**	**(9)**	**-**	**(9)**
Adjustment with respect to current income tax from previous years (a)	**136**	**(1,554)**	**-**	**-**
Total (expense) current and occasional income tax	**136**	**(1,563)**	**-**	**(9)**

30

(1) The IFRS adjustments with no tax impact correspond to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Other accounting expenses with no tax impact (*)	350,770	345,943	115,407	115,268
Accounting provisions	22,973	104,047	6,083	45,567
Net exchange differences	22,224	63,107	26,888	29,624
Non-taxable dividends from subsidiaries	21,090	68,456	-	64,215
Taxable actuarial calculation	1,622	1,294	541	540
Non-deductible taxes	(2)	-	-	-
Excess of fiscal personnel expenses over accounting expenses	(1,589)	(41,445)	231	11,950
Higher fiscal depreciation over accounting depreciation	(4,085)	(32,784)	17,410	(10,539)
Higher accounting depreciation over fiscal depreciation, net	(19,638)	12,885	(24,536)	4,595
Recovery of provisions	(45,533)	(58,496)	(4,903)	(17,839)
Non-accounting fiscal costs, net	(61,360)	(79,211)	(13,924)	(8,044)
Other non-taxable accounting (income) expenses, net	(71,572)	9,415	(54,205)	12,178
Taxable leases	(203,171)	(215,834)	(63,982)	(70,447)
Results under the equity method, net	(374,159)	(146,570)	(131,116)	(45,339)
Total	**(362,430)**	**30,807**	**(126,106)**	**131,729**

(*) It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2) The 'others' category corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Special deduction for donations to Food Banks and others	2,872	5,363	2,440	3191
Fines, sanctions, and lawsuits	1,626	584	450	136
Taxes assumed and valuation	283	477	86	236
Accounting provision and write-offs of receivables	-	4,274	-	1498
Taxable income - recovery of depreciation on sold fixed assets	-	250	-	200
Deduction for ICA tax paid after the income tax filing	-	1,229	-	-
Total	**4,781**	**12,177**	**2,976**	**5,261**
Recovery of costs and expenses	(3,462)	(3,410)	(1,363)	(72)
Loss from the sale of fixed assets declared as occasional income	(3,025)	(1,681)	(2,722)	(509)
Deduction for hiring personnel with disabilities	(2,647)	(1,912)	(882)	(637)
Non-deductible taxes	(560)	(528)	33	28
Deduction for ICA tax paid after the income tax filing	(396)	-	(396)	-
Accounting provision and write-offs of receivables (recovery of receivables)	(244)	-	(501)	-
Total	**(10,334)**	**(7,531)**	**(5,831)**	**(1,190)**

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Income tax benefit (expense) recognized in profit or loss for the period	(44,928)	106,576	(22,989)	19,143
Occasional gains tax (expense)	-	(9)	-	(9)
Adjustment in respect of current income tax of prior periods	136	(1,554)	-	-
Total income tax	**(44,792)**	**105,013**	**(22,989)**	**19,134**

31

Note 23.4. Deferred tax 32 December 31, 2024 September 30, 2025 Deferred tax asset and (liability), net Deferred tax liabilities Deferred tax assets Deferred tax asset and (liability), net Deferred tax liabilities Deferred tax assets 615,431 - 615,431 635,834 - 635,834 Lease liability 246,525 - 246,525 233,091 - 233,091 Tax losses 60,098 - 60,098 60,098 - 60,098 Tax credits 2,255 - 2,255 11,370 - 11,370 Trade and other payables (37,022) (37,022) - (38,747) (38,747) - Investment property (110,330) (110,330) - (106,805) (106,805) - Buildings (217,715) (217,715) - (217,735) (217,735) - Goodwill (531,670) (531,670) - (548,684) (548,684) - Rights of use 148,806 (16,987) 165,793 103,028 (36,727) 139,755 Others 176,378 (913,724) 1,090,102 131,450 (948,698) 1,080,148 Total The movement of the deferred tax, net, in the income statement and the statement of comprehensive income is as follows: July 1 to September 30, 2024 July 1 to September 30, 2025 January 1 to September 30, 2024 January 1 to September 30, 2025 19,143 (22,748) 106,576 (44,455) Deferred tax income recognized in the period's income statement 884 (241) (559) (473) Income deferred tax recognized in the other comprehensive income of the period 20,027 (22,989) 106,017 (44,928) Total movement of net deferred tax As of September 30, 2025, the value of temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax has been recognized, amounted to $1,570,039 (December 31, 2024 - $1,501,291) Note 23.5. Effects of the distribution of dividends on the income tax There are no income tax consequences associated with the dividend payments in 2025 and 2024 by the Company to its shareholders. Note 24. Other financial liabilities The balance of derivative financial instruments and income received for third parties is as follows: December 31, 2024 September 30, 2025 160,220 46,252 Collections on behalf of third parties (1) 1,174 8,047 Derivative financial instruments (2) 278 215 Derivative financial instruments designated as hedge instruments (3) 161,672 54,514 Total derivative instruments and collections on behalf of third parties (1) The income received for third parties includes amounts received for services in which the Company acts as an agent, such as card collections, collections from subsidiaries within the "in house cash" centralized treasury program, and banking services provided to customers . It includes $ 26 , 339 (December 31 , 2024 - $ 138 , 340 ) with related parties (Note 9 . 6 ) . Since the balance associated with this item is not material to the financial statements, the Company has opted not to apply the amortized cost method . Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate . (2) The fair values of these instruments are determined using valuation models commonly used by market participants. As of September 30, 2025, it corresponds to the following operations: Nature of risk hedged Exchange rate Hedged item Foreign currency liability Notional amount MUSD / $49.500 MEUR / $2.740 Fair value 8,047 Forward The breakdown of the maturity dates of these instruments as of September 30, 2025 is as follows: Derivative Forward Less than 3 months 6,424 Between 3 and 6 months 1,623 Between 6 and 12 months More than 12 months - - Derivative 8,047

33 As of December 31, 2024, it corresponds to the following transactions: Nature of risk hedged Exchange rate Hedged item Foreign currency liability Notional amount MUSD / $16.600 MEUR / $4.020 Fair value 1,174 Forward The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows: Derivative Forward Less than 3 months 922 Between 3 and 6 months 252 Between 6 and 12 months More than 12 months - - (3) Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants. As of September 30, 2025, it corresponds to the following operations: Fair value recognized in the income statement Fair value recognized in other comprehensi ve income Amount hedged Average rates for hedged instruments Rate of hedged item Hedged item Nature of risk hedged Fair value 215 - 63 0.240MUSD 1 USD / $4,823.99 USD/COP Trades payable and other payables – Purchase of assets (Note 22) Exchange rate Forward The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows: Total More than 12 months Between 6 and 12 months Between 3 and 6 months Between 1 and 3 months Less than 1 month 215 - - - - 215 Forward As of December 31, 2024, the following operations were in place: Nature of risk hedged Hedged item Fair value recognized in other Amount comprehensi hedged ve income 5.2MUSD 5,210 Fair value recognized in the income statement Rate of hedged item Average rates for hedged instruments Fair value 278 Forward Exchange rate Trades payable and other payables – Purchase of assets (Note 22) USD/COP 1 USD / $4,466.19 - The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows: Total More than 12 months Between 6 and 12 months Between 3 and 6 months Between 1 and 3 months Less than 1 month 278 - - - - 278 Forward The Company has documented the hedge effectiveness tests by assessing that: - The existence of the economic relationship between the hedged item and the hedging instrument - The effect of credit risk does not dominate, - The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item. Tota l 1,174

34 Note 25. Other liabilities The balance of other liabilities is as follows: December 31, 2024 September 30, 2025 170,359 98,990 Deferred revenues (1) 832 846 Advance payments for fixed assets sold (2) 929 334 Advance payments under lease agreements and other projects (3) 100 90 Repurchase coupon 160 - Instalments received under "plan resérvalo" 172,380 100,260 Total other liabilities 172,002 99,926 Current 378 334 Non - current (1) It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances. The Company considers deferred revenues in advance as a contractual liability. The movement of these liabilities during the presented period is as follows: Deferred income 200,205 Balance as of December 31, 2023 4,392,491 Additions (4,468,217) Revenue recognized 124,479 Balance as of September 30, 2024 170,359 Balance as of December 31, 2024 5,956,395 Additions (6,027,764) Revenue recognized 98,990 Balance as of September 30, 2025 (2) This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $14. (3) It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums. Note 26. Shareholders’ equity Capital and premium on placement of shares As of September 30 , 2025 , and December 31 , 2024 , the authorized capital of the Company is represented by 1 . 590 . 000 . 000 ordinary shares with a nominal value of $ 3 . 3333 Colombian pesos each . As of September 30 , 2025 , and December 31 , 2024 , the number of subscribed shares is 1 . 344 . 720 . 453 , and the number of treasury shares reacquired is 46 . 856 . 094 . The rights granted over the shares correspond to the right to vote and voice for each share . No privileges have been granted on the shares, nor are there any restrictions on them . Additionally, there are no stock option agreements on the Company's shares . The share premium represents the excess paid over the nominal value of the shares . According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized . Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of the Company . Reserves Reserves are appropriations made by the Company’s General Shareholders’ Assembly from the results of previous periods . In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends . - Legal Reserve : According to Article 452 of the Colombian Commercial Code and Article 51 of the Company’s Articles of Association, corporations must establish a legal reserve equal to at least 50 % of the subscribed capital . For this, 10 % of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached . Once the 50 % threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve . However, if it decreases, it will be mandatory to appropriate 10 % of the net income each year until the reserve reaches the specified limit again . - Occasional reserve : An occasional reserve established by the General Shareholders' Meeting . - Reserve for the repurchase of shares : An occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares. - Reserve for the payment of future dividends : An occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

The balance of each component of other comprehensive income and its tax effect is as follows:

	September 30, 2025			September 30, 2024			December 31, 2024		
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement (loss) of financial assets at fair value through other comprehensive income	(4,629)	-	(4,629)	(4,752)	-	(4,752)	(5,335)	-	(5,335)
Remeasurements of defined benefit plans	(3,707)	1,544	(2,163)	(5,059)	1,793	(3,266)	(3,707)	1,544	(2,163)
Translation exchange differences	(2,742,294)	-	(2,742,294)	(2,308,669)	-	(2,308,669)	(2,294,102)	-	(2,294,102)
Gain from cash-flow hedge	14,929	1,423	16,352	10,353	2,052	12,405	12,150	1,423	13,573
Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive accumulated income	**(2,754,678)**	**2,967**	**(2,751,711)**	**(2,327,104)**	**3,845**	**(2,323,259)**	**(2,309,971)**	**2,967**	**(2,307,004)**

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Retail sales (1)	11,432,562	10,923,636	3,870,798	3,710,405
Service revenue (2)	263,815	287,768	92,104	97,466
Other revenue (3)	31,198	40,236	10,282	7,519
Total revenue from contracts with customers	**11,727,575**	**11,251,640**	**3,973,184**	**3,815,390**

(1) Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Retail sales, net of sales returns and rebates	11,428,762	10,920,786	3,870,798	3,710,405
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	**11,432,562**	**10,923,636**	**3,870,798**	**3,710,405**

(a) As of September 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of September 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2) Service revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Distributors	59,448	61,526	19,219	20,449
Advertising	54,074	55,787	24,112	19,982
Leases	43,858	41,968	15,246	14,536
Lease of physical space	41,114	38,537	15,856	14,099
Real estate related income	19,481	16,202	6,908	5,006
Commissions (a)	18,540	40,116	2,312	13,098
Banking services	9,452	15,370	3,091	4,649
Transport	9,430	9,112	2,703	3,381
Money transfers	4,925	5,673	1,367	1,057
Others	3,493	3,477	1,290	1,209
Total service revenue	**263,815**	**287,768**	**92,104**	**97,466**

(a) The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

35

(3) Other revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Marketing events	13,345	11,954	5,005	4,217
Collaboration agreements (a)	4,860	7,895	1,473	2,419
Financial Services	2,482	2,549	767	778
Asset utilizations	2,306	4,510	(208)	1,431
Royalty revenue	1,539	3,016	503	566
Real estate projects	1,411	1,601	495	386
Recovery of other liabilities	1,076	1,930	1,005	229
Use of parking spaces	998	897	334	266
Technical advisory	939	1,363	161	450
Recovery of provisions	-	-	-	(3,500)
Others	2,242	4,521	747	277
Total other revenue	**31,198**	**40,236**	**10,282**	**7,519**

(a) It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Redeban S.A.	4,481	3,843	1,473	1,261
Exito Media	354	1,969	-	871
Alianza Sura	22	830	-	452
Moviired S.A.S.	3	19	-	1
Autos Exito	-	1,234	-	(166)
Total collaboration agreements	**4,860**	**7,895**	**1,473**	**2,419**

36

Note 28. Distribution, administrative and selling expenses.

The distribution expenses and the administration and sales expenses are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits (Note 29)	578,278	615,419	193,295	203,862
Depreciation and amortization	329,484	344,393	105,126	114,402
Taxes other than income tax	175,715	172,324	49,967	49,355
Fuels and power	135,154	141,327	44,692	44,765
Repairs and maintenance	99,999	118,150	27,696	33,597
Services	67,081	64,448	17,098	16,469
Security services	59,568	64,336	20,498	21,806
Commissions on debit and credit cards	56,609	58,166	20,018	19,489
Advertising	50,092	70,878	16,882	24,145
Administration of trade premises	49,712	47,352	16,091	15,699
Professional fees	47,646	51,001	15,544	16,748
Transport	36,331	37,623	14,162	12,715
Cleaning services	34,275	40,986	9,769	13,181
Leases	32,574	37,770	13,497	12,650
Insurance	20,378	27,979	6,684	8,252
Commissions	10,281	10,757	4,066	3,288
Credit loss expense (Note 7.1)	10,247	20,819	2,645	11,133
Legal expenses	8,439	4,117	2,482	1,073
Outsourced employees	8,230	10,686	3,414	2,656
Cleaning and cafeteria	7,498	6,664	2,745	2,103
Packaging and marking materials	6,027	8,427	2,206	3,005
Other commissions	5,838	6,012	1,836	2,001
Stationery, supplies and forms	5,344	5,367	1,990	2,032
Other provision expenses for legal proceedings	5,025	4,875	2,242	3,120
Other provision expenses	4,451	4,304	1,919	1,262
Ground transportation	2,776	3,021	958	937
Travel expenses	2,569	2,684	1,000	986
Contributions and memberships	522	-	72	-
Exito Media collaboration agreement	381	-	65	-
Seguros Éxito collaboration agreement	73	3,324	-	-
Services	39	-	9	-
Autos Éxito collaboration agreement	-	-	-	(166)
Others	240,133	212,793	86,383	74,357
Total distribution, administrative and selling expenses	**2,090,769**	**2,196,002**	**685,051**	**714,922**
Distribution expenses	**1,421,383**	**1,459,262**	**461,055**	**472,500**
Administrative and selling expenses	**91,108**	**121,321**	**30,701**	**38,560**
Employee benefit expenses	**578,278**	**615,419**	**193,295**	**203,862**

Note 29. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Wages and salaries	492,542	520,271	163,928	172,982
Contributions to the social security system	7,209	7,975	2,288	2,333
Other short-term employee benefits	27,183	30,153	9,304	9,985
Total short-term employee benefit expenses	**526,934**	**558,399**	**175,520**	**185,300**
Post-employment benefit expenses, defined contribution plans	43,050	45,977	14,608	14,914
Post-employment benefit expenses, defined benefit plans	2,024	2,006	596	599
Total post-employment benefit expenses	**45,074**	**47,983**	**15,204**	**15,513**
Termination benefit expenses	954	1,016	224	520
Other long-term employee benefits	265	183	104	79
Other personnel expenses	5,051	7,838	2,243	2,450
Total employee benefit expenses	**578,278**	**615,419**	**193,295**	**203,862**

37

The cost of employee benefits included in the cost of sales is shown in Note 10.2.

Note 30. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Recovery allowance for expected credit losses (Note 7.1)	10,267	14,060	3,198	7,419
Recovery of other provisions	6,081	3,675	(794)	3,499
Other indemnification (1)	4,907	3,581	1,348	1,008
Recovery of provisions for legal proceedings	3,191	4,793	1,000	1,146
Recovery of employee liabilities	1,759	7,498	150	-
Recovery of costs and expenses from taxes other than income tax	929	1,184	-	-
Insurance indemnification	136	1,291	(35)	241
Recovery from restructuring processes	-	1,686	-	1
Reimbursement of tax-related costs and expenses	-	242	-	1
Total other operating revenue	**27,270**	**38,010**	**4,867**	**13,315**

(1) It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $4,635 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Restructuring expenses	-	(54,398)	-	(24,407)
Other provisions (1)	-	(12,461)	-	(7,266)
Others	(231)	(13,883)	773	(337)
Total other operating expenses	**(231)**	**(80,742)**	**773**	**(32,010)**

(1) It corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Corporate projects	(231)	-	(21)	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,948)	-	(408)
Fees for projects for the implementation of norms and laws	-	(1,134)	-	71
Severance expenses	-	-	328	-
Closed stores expenses	-	-	466	-
Others	-	(801)	-	-
Total others	**(231)**	**(13,883)**	**773**	**(337)**

Other net (loss) income

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain on sale of property, plant and equipment	7,291	1,881	2	237
Gain from the early termination of lease contracts	1,757	1,125	38	(1)
(Loss) on derecognition of right-of-use assets	(32)	245	-	254
(Loss) from write-off of property, plant and equipment, intangible, Property investments and other assets	(1,809)	(6,385)	(245)	(667)
Total other net (loss) income	**7,207**	**(3,134)**	**(205)**	**(177)**

38

Note 31. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain from foreign exchange differences	44,118	33,870	11,383	896
Interest in income on cash and cash equivalents (Note 6)	5,987	1,968	3,845	16
Gain from liquidated derivative financial instruments	4,363	13,598	599	9,622
Gains from valuation of derivative financial instruments	467	16,052	145	(5,272)
Interest in financial lease investment	307	302	99	97
Other financial income	737	1,932	228	560
Total financial income	**55,979**	**67,722**	**16,299**	**5,919**
Interest expense on lease liabilities (Note 14.2)	(120,287)	(111,063)	(43,160)	(36,383)
Interest expense on loan and borrowings (Note 19)	(118,236)	(153,637)	(40,218)	(52,084)
Loss from liquidated derivative financial instruments	(27,584)	(22,426)	(10,747)	(1,417)
(Loss) from foreign exchange differences	(15,872)	(57,225)	(1,146)	(5,506)
Loss from valuation of derivative financial instruments	(11,337)	(431)	(1,379)	571
Commission expenses	(2,972)	(4,128)	(684)	(635)
Factoring expenses	(15)	(26,108)	-	(4,196)
Other financial expenses	(2,927)	(3,351)	(1,314)	(1,173)
Total financial expenses	**(299,230)**	**(378,369)**	**(98,648)**	**(100,823)**
Net financial result	**(243,251)**	**(310,647)**	**(82,349)**	**(94,904)**

Note 32. Participation in the results of subsidiaries and joint ventures accounted for using the equity method.

The result of participation in the results of subsidiaries and joint ventures accounted for using the equity method is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Spice Investments Mercosur S.A.	265,086	144,852	89,223	36,649
Patrimonio Autónomo Viva Malls	86,651	75,410	35,500	33,132
Compañía de Financiamiento Tuya S.A.	22,999	(70,936)	3,114	(19,409)
Exito Industrias S.A.S.	17,645	17,066	7,334	6,402
Logística, Transportes y Servicios Asociados S.A.S.	13,039	6,155	5,674	2,893
Transacciones Energéticas S.A.S. E.S.P.	11,218	816	83	94
Puntos Colombia S.A.S.	9,570	5,615	4,034	1,633
Almacenes Exito Inversiones S.A.S.	6,912	5,036	2,471	1,846
Exito Viajes y Turismo S.A.S.	2,171	2,608	920	947
Gestión y Logística S.A.	3	(50)	-	(65)
Depósitos y Soluciones Logísticas S.A.S.	(41)	1	(47)	3
Patrimonio Autónomo Iwana	(64)	(99)	(5)	(17)
Marketplace Internacional Exito y Servicios S.A.S.	(319)	(469)	-	(81)
Sara ANV S.A.	(1,599)	(1,301)	(591)	(424)
Onper Investments 2015 S.L.	(59,111)	(38,134)	(16,594)	(18,265)
Total	**374,160**	**146,570**	**131,116**	**45,338**

39

Note 33. Earnings per share

The basic earnings per share are calculated based on the weighted average number of outstanding shares for each category during the period.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending September 30, 2025, and September 30, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net profit (loss) attributable to holders of ordinary equity instruments (basic)	**382,917**	**(91,331)**	**142,905**	**(34,733)**
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share (in Colombian pesos)	**295.04**	**(70.37)**	**110.11**	**(26.76)**

In the comprehensive income:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net loss attributable to holders of ordinary equity instruments (basic)	**(61,790)**	**(110,544)**	**(94,815)**	**(157,848)**
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings per share (in Colombian pesos)	**(47.61)**	**(85.17)**	**(73.05)**	**(121.62)**

Note 34. Impairment of assets

As of September 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 7).

As of December 31, 2024, the Company performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	September 30, 2025		December 31, 2024	
	Carrying amount	**Fair value**	**Carrying amount**	**Fair value**
Financial assets				
Trade receivables and other accounts receivable at amortized cost	7,960	7,503	10,107	9,618
Equity investments (Note 11)	4,095	4,095	1,437	1,437
Forward contracts measured at fair value through income (Note 11)	473	473	4,469	4,469
Forward contracts denominated as hedge instruments (Note 11)	-	-	-	-
Investments in private equity funds (Note 11)	381	381	402	402
Non-financial assets				
Investment property (Note 13)	63,528	113,888	64,177	113,888
Property, plant and equipment, and investment property held for sale (Note 40)	2,645	4,378	2,645	4,378
Financial liabilities				
Loans and borrowings (Note 19)	1,829,233	1,827,784	1,681,847	1,680,222
Forward contracts measured at fair value through income (Note 24)	8,047	8,047	1,174	1,174
Forward contracts denominated as hedge instruments (Note 24)	215	215	278	278

40

41 To estimate the fair values, the methods and assumptions detailed below were used: Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for VIS housing loans for similar term horizons. Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates. Discounted cash flows method Level 2 Loans at amortized cost N/A The value of the fund unit is given by the pre - close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager. Unit value Level 2 Investments in private equity funds alue Forward contracts measured at fair v through income Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso - US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero - coupon interest rate. The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero - coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used. Colombian Peso - US Dollar forward Level 2 N/A The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves. Quoted market prices Level 2 Equity investments N/A A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation. Comparison or market method Level 3 Investment property Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%) A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flows (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period. Discounted cash flows method Level 3 Investment property Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method Level 3 Investment property

42 Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets Physical value of building and land. The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance — either diligent or neglected — is assessed, which is referred to as depreciation. Replacement cost method Level 3 Investment property Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method held for Level 2 Non - current assets classified as trading

43 Significant input data Description of the valuation technique Valuation technique Hierarchy level Liabilities Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates. Discounted cash flows method easured at Level 2 Financial liabilities and leases m amortized cost Peso/US Dollar exchange rate set out in the forward contract . Market representative exchange rate on the date of valuation . Forward points of the Peso - US Dollar forward market on the date of valuation . Number of days between valuation date and maturity date . Zero - coupon interest rate . The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero - coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used. Colombian Peso - US Dollar forward fair value Level 2 Forward contracts measured a through income Reference Banking Index (RBI) + basis points in accordance with risk profile Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non - cancellable period . Discounted cash flows method Level 2 Lease liabilities

44 Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change. No transfers between level 1, level 2 and level 3 hierarchies occurred during the period ended September, 2025. Note 36. Contingencies Contingent assets There are no contingent assets to be disclosed as of September 30, 2025. Contingent liabilities The following are the contingent liabilities as of September 30, 2025, and December 31, 2024: a. The following legal proceedings are being carried out with the aim of ensuring that the Company does not pay the amounts claimed by the plaintiff: - Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $ 42 , 872 (December 31 , 2024 - $ 42 , 210 ) related to the notification of special requirement 112382018000126 dated September 17 , 2018 , through which the income tax return for 2015 was proposed to be amended . In September 2021 , the Company received a new notification from the DIAN confirming its proposal . However, external advisors consider the process as a contingent liability . - Nullity of resolution N ƒ 2024008001 dated August 5 , 2024 , imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N ƒ 0034 dated November 8 , 2024 , for $ 4 , 175 (December 31 , 2024 - $ 4 , 175 ) . - Nullity of the Official Revision Settlement GGI - FI - LR - 50716 - 22 dated November 22 , 2022 , through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI - DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 901 (December 31 , 2024 - $ 3 , 790 ) . - Nullity of the Official Revision Settlement GGI - FI - LR - 50712 - 22 dated November 2 , 2022 , through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI . DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 353 (December 31 , 2024 - $ 3 , 291 ) . - Nullity of the penalty resolution from September 2020 , which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $ 2 , 876 (December 31 , 2024 - $ 2 , 734 ) . - Nullity of the Official Review Settlement GGI - FI - LR - 50720 - 22 from December 6 , 2022 , which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI - DT - RS - 329 - 2023 from December 4 , 2023 , which resolves the reconsideration appeal, for $ 2 , 773 (December 31 , 2024 - $ 2 , 664 ) . - Nullity of the Official Assessment Settlement 00019 - TS - 0019 - 2021 from February 24 , 2021 , through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019 , and the nullity of Resolution 5 - 3041 - TS 0019 - 2021 from November 10 , 2021 , through which the reconsideration appeal is resolved, for $ 1 , 285 (December 31 , 2024 - $ 1 , 226 ) . b. Guarantees - The Company granted a guarantee to its subsidiary Almacenes Éxito Inversiones S . A . S . to cover potential defaults on its obligations . As of September 30 , 2025 , the amount totals $ 4 , 668 (December 31 , 2024 : $ 3 , 967 ) . - The Company granted a bank guarantee until October 30 , 2025 , to the third party SINOGLAS, in order to secure the payment of merchandise purchases (goods and supplies) for $ 595 . - The Company granted a guarantee to the subsidiary Libertad S . A . for a five - year term, for the purpose of supporting the restructuring of its debt and optimizing its financial costs for $ 195 , 065 . - At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 the Company has provided certain guarantees to these third parties as joint debtors on behalf of some of its subsidiaries . The guarantees granted are detailed below : Type o f guarantee Open promissory note Description and detail of the guarantee Performance bond. The Company acts as a joint debtor for the Patrimonio Autónomo of Viva Barranquilla Shopping Center Insurance company Seguros Generales Suramericana S.A. These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

45 Note 37. Dividends declared and paid At the General Shareholders' Meeting of the Company held on March 27 , 2025 , a dividend of $ 27 , 398 was declared, equivalent to an annual dividend of COP 21 . 11 per share . The amount paid during the period ended September 30 , 2025 , totaled $ 27 , 441 . At the General Shareholders' Meeting of the Company held on March 21 , 2024 , a dividend of $ 65 , 529 was declared, equivalent to an annual dividend of COP 50 . 49 per share . The amount paid during the annual period ended December 31 , 2024 , totaled $ 65 , 502 . Note 38. Seasonality of transactions The Company’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year . The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner . Additionally, it monitors these indicators to ensure they remain within industry standards . Note 39. Financial risk management policy As of December 31 , 2024 , the Company adequately disclosed its capital and financial risk management policies in the separate financial statements presented at the end of that year . No changes have been made to these policies during the period ended September 30 , 2025 . Note 40. Assets held for sale The Company's management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for the Company . As a result of this plan, some of the investment properties were classified as assets held for sale . The balance of assets held for sale reflected in the statement of financial position is as follows : December 31, 2024 September 30, 2025 2,645 2,645 Investment property It refers to the La Secreta parcel, negotiated with the buyer in 2019 . As of December 31 , 2024 , 59 . 12 % of the payment for the property has been received . The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025 . The deed for the contribution to the trust was signed on December 1 , 2020 , and registered on December 30 , 2020 . No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets . Note 41 . Subsequent Events No subsequent events occurred after the reporting period that represent significant changes in the Company’s financial position or operations, or that, due to their relevance, need to be disclosed in the financial statements